Exhibit 2.1

STRICTLY CONFIDENTIAL

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

AMONG

CONVERGYS CORPORATION,

NEC CORPORATION

AND

NETCRACKER TECHNOLOGY CORPORATION

Dated as of March 22, 2012

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF STOCK AND ASSETS; CLOSING		1
1.01	Purchase and Sale of Stock and Assets	1
1.02	Purchase Price	1
1.03	Closing Date	1
1.04	Purchased Shares and Assets	1
1.05	Excluded Shares and Assets	3
1.06	Assumed Liabilities	3
1.07	Retained Liabilities	4
1.08	Closing Deliveries	5
1.09	Purchase Price Adjustment	7
1.10	Allocation	9
1.11	Non-Assignment	10
1.12	Delayed Transfer of Hyderabad Facility	10
1.13	Withholding	12

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLER		12
2.01	Organization, Standing and Power	12
2.02	Authority; Execution and Delivery; Enforceability	12
2.03	No Conflicts; Consents	13
2.04	Capitalization of the IM Business Entities	13
2.05	Financial Statements	14
2.06	Absence of Undisclosed Liabilities	14
2.07	Absence of Changes or Events	14
2.08	Sufficiency of Assets	14
2.09	Intellectual Property	15
2.10	Real Property	18
2.11	Material Contracts	19
2.12	Compliance with Applicable Laws; Permits; Privacy Laws	20
2.13	Environmental Matters	22
2.14	Proceedings	22
2.15	Taxes	22
2.16	Employee Benefit Plans	26
2.17	Labor Relations; Employees	29
2.18	Customers	31
2.19	Insurance	31
2.20	Seller Entity Credit Enhancements	31
2.21	Brokers	32
2.22	Affiliate Transactions	32
2.23	No Other Representations or Warranties	32

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER		32
3.01	Organization, Standing and Power	33
3.02	Authority; Execution and Delivery; Enforceability	33
3.03	No Conflicts; Consents	33

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3.04	Financial Ability to Perform	33
3.05	Proceedings	34
3.06	Acquisition of Shares for Investment	34
3.07	Brokers	34

ARTICLE IV COVENANTS		34
4.01	Efforts	34
4.02	Covenants Relating to Conduct of IM Business	37
4.03	Confidentiality	39
4.04	Access to Information	40
4.05	Publicity	40
4.06	No Solicitation	41
4.07	Intercompany Arrangements	41
4.08	Tail Coverage	41
4.09	Employee Matters	42
4.10	Indebtedness	48
4.11	Financial Obligations	48
4.12	Names Following Closing	49
4.13	Insurance	50
4.14	Non-Competition Agreement	50
4.15	Non-Solicitation of Employees	51
4.16	Enterprise Licenses	52
4.17	Parent Guarantee	52
4.18	Liquidations	52
4.19	Cash and Cash Equivalents	52
4.20	Corporate and Infrastructure Liabilities	52
4.21	Further Actions After the Closing	52

ARTICLE V TAX MATTERS		53
5.01	Section 338 Elections	53
5.02	Tax Covenants	54
5.03	Tax Sharing	56
5.04	Cooperation on Tax Matters	56
5.05	Tax Benefits	57
5.06	Tax Indemnification	58
5.07	Purchase Price Adjustment and Interest	61
5.08	Survival	61

ARTICLE VI CONDITIONS PRECEDENT		61
6.01	Conditions to Each Party’s Obligation	61
6.02	Conditions to Obligation of Parent and the Purchaser	62
6.03	Conditions to Obligation of the Seller	62
6.04	Frustration of Closing Conditions	63

ARTICLE VII TERMINATION; EFFECT OF TERMINATION		63
7.01	Termination	63
7.02	Effect of Termination	64
7.03	Notice of Termination; Return of Information	64

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ARTICLE VIII INDEMNIFICATION		64
8.01	Survival	64
8.02	Indemnification by the Seller	65
8.03	Indemnification by Parent and the Purchaser	66
8.04	Procedures	66
8.05	Limitations on Liability	68
8.06	Mitigation	68
8.07	Adjustments	69
8.08	Tax Claims	69

ARTICLE IX DEFINITIONS		69
9.01	Definitions	69
9.02	Other Defined Terms	80
9.03	Rules of Interpretation	82

ARTICLE X GENERAL PROVISIONS		83
10.01	Entire Agreement	83
10.02	Assignment	83
10.03	Amendments and Waivers	83
10.04	No Third-Party Beneficiaries	83
10.05	Notices	84
10.06	Specific Performance	85
10.07	Governing Law and Jurisdiction	85
10.08	Waiver of Jury Trial	86
10.09	Severability	86
10.10	Counterparts	86
10.11	Expenses	86

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of General Assignment and Bill of Sale
Exhibit C	Form of Cincinnati Lease
Exhibit D	Form of Orlando Sublease
Exhibit E	Form of Master Commercial Agreement
Exhibit F	Form of Intellectual Property Cross-License Agreement
Exhibit G	Form of Reporting Letter

SCHEDULES

Seller Disclosure Schedules

Purchaser Disclosure Schedules

Schedule A—Allocation

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STOCK AND ASSET PURCHASE AGREEMENT

Stock and Asset Purchase Agreement, dated as of March 22, 2012 (this “Agreement”), by and among Convergys Corporation, an Ohio corporation (the “Seller”), NEC Corporation, a corporation organized under the laws of Japan (“Parent”), and NetCracker Technology Corporation, a Massachusetts corporation and a wholly owned direct or indirect subsidiary of Parent (the “Purchaser”).

WHEREAS, the Seller and certain of its Subsidiaries are, directly or indirectly, engaged in, among other things, an information management business providing convergent billing and business support system solutions, including revenue management, product and order management, customer care management, and managed billing services (such business as conducted by the Seller and its Subsidiaries, the “IM Business”);

WHEREAS, the Seller desires to sell to the Purchaser and the Purchaser desires to purchase from the Seller certain equity interests and assets related to the IM Business, and the Purchaser desires to assume certain liabilities related to the IM Business, in each case upon the terms and conditions contained in this Agreement (the “Transaction”); and

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF STOCK AND ASSETS; CLOSING

1.01 Purchase and Sale of Stock and Assets. Subject to the terms and conditions of this Agreement, Seller hereby agrees to, and to cause the other Seller Entities to, sell, assign, transfer and convey to the Purchaser the Purchased Shares and Purchased Assets, for good and valuable consideration including the payment by the Purchaser of the Purchase Price and the assumption by the Purchaser of the Assumed Liabilities.

1.02 Purchase Price. The aggregate purchase price payable upon the consummation of the Transaction, subject to adjustments as contemplated hereby, shall be Four Hundred Forty-Nine Million Dollars ($449,000,000) (the “Base Purchase Price” and, as adjusted pursuant to Section 1.09, the “Purchase Price”).

1.03 Closing Date. The closing of the Transaction (the “Closing”) shall take place at a mutually agreeable time and location on the fifth Business Day following full satisfaction (or, to the extent permitted, waiver by the parties entitled to the benefits thereof) of the conditions set forth in Article VI (other than those conditions that are to be satisfied by action taken at Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other place, time and date as may be agreed among the Seller and the Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.04 Purchased Shares and Assets. Subject to the terms and conditions of this Agreement, (x) on the Closing Date and at the Closing, the Seller shall, and shall cause the other

Seller Entities to, sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller Entities, or (y) on or prior to the Closing Date and at or prior to the Closing, the Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer or convey to an IM Business Entity:

(a) All outstanding equity interests of the Purchased Entities free and clear of all Liens (the “Purchased Shares”); and

(b) All of the Seller Entities’ right, title, and interest in and to the following assets (the “Purchased Assets”), free and clear of all Liens other than Permitted Liens:

(i) All Contracts, commitments and other arrangements to which any Seller Entity is a party or otherwise bound, and all rights and interests of the Seller Entities therein, in each case, that are primarily related to the IM Business (the “Assigned Contracts”), including those Contracts, commitments and other arrangements identified on Schedule 1.04(b)(i) of the Seller Disclosure Schedules;

(ii) All Intellectual Property that is owned by any Seller Entity and is primarily related to, or primarily used or held for use in the conduct of, the IM Business (the “Assigned IM Business Intellectual Property”), including (A) all Intellectual Property identified on Schedule 1.04(b)(ii) of the Seller Disclosure Schedules, and (B) any and all Know-How to the extent primarily related to the Assigned Contracts or Assigned IM Business Tangible Property, but excluding (C) the Excluded Intellectual Property;

(iii) All computer hardware, office equipment, office furniture, and other tangible assets that are (A) owned by any Seller Entity and are primarily related to the IM Business, including those tangible assets identified on Schedule 1.04(b)(iii) of the Seller Disclosure Schedules, or (B) primarily used by IM Corporate Service Employees to provide services to IM Business Entities (and not to the Seller Entities) (collectively, the “Assigned IM Business Tangible Property”);

(iv) Any and all accounts receivable, other than from the Seller Entities, arising out of the Assigned Contracts, Assigned IM Business Intellectual Property or Assigned IM Business Tangible Property;

(v) Any and all notes, debentures, trade receivables (whether current or non-current), and other receivables arising out of the Assigned Contracts, Assigned IM Business Intellectual Property or Assigned IM Business Tangible Property;

(vi) Any and all prepaid expenses arising out of or related to the Assigned Contracts or Assigned IM Business Intellectual Property and reflected on the IM Business Balance Sheet or arising in the ordinary course of business since the Balance Sheet Date;

(vii) Any and all goodwill of the business associated with the Assigned Contracts, Assigned IM Business Intellectual Property and/or Assigned IM Business Tangible Property;

(viii) Any and all assets related to the Assumed Plans;

(ix) All documents, instruments, papers, books, records, books of account, files and data (including Customer and supplier lists), catalogs, brochures, sales literature, promotional materials, certificates, and other documents to the extent primarily relating to the IM Business or any IM Business Entity, Purchased Asset, or Assumed Liability; and

(x) All other assets and properties of a type not addressed in clauses (i) through (ix), wherever located, real, personal or mixed, tangible or intangible, primarily relating to or used primarily in the IM Business as the same shall exist on the Closing Date, including all assets reflected on the IM Business Balance Sheet and not disposed of in the ordinary course of business as permitted by this Agreement.

1.05 Excluded Shares and Assets. Subject to the terms and conditions of this Agreement, on or prior to the Closing Date and at or prior to the Closing, the Seller shall cause the IM Business Entities to transfer all outstanding equity interests of Intervoice, LLC and Convergys CMG Utah, Inc. held by any of the IM Business Entities and the following assets (the “Excluded Assets”) to the Seller or another Seller Entity designated by the Seller, and such Excluded Assets shall be specifically excluded from, and shall not constitute, the Purchased Assets sold to the Purchaser hereunder:

(a) Any and all assets related to the Retained Plans;

(b) Any and all Contracts and other assets set forth on Schedule 1.05(b) of the Seller Disclosure Schedules;

(c) Any and all Intellectual Property identified on Schedule 1.05(c) of the Seller Disclosure Schedules (the “Excluded Intellectual Property”); and

(d) The Hyderabad Retained Assets.

1.06 Assumed Liabilities. At the Closing, the Purchaser shall or shall cause one or more of Purchaser’s Affiliates or IM Business Entities to assume and agree to discharge or perform the following liabilities of the Seller Entities (the “Assumed Liabilities”), it being understood that the Purchaser shall not be required to assume or cause to be assumed any liabilities of the Seller Entities other than the Assumed Liabilities:

(a) all of the liabilities of the Seller Entities primarily relating to or arising primarily out of the Purchased Assets, the IM Business or the operation or conduct of the IM Business, whether accruing before, on or after the Closing Date;

(b) all other liabilities identified on Schedule 1.06(b) of the Seller Disclosure Schedules;

(c) liabilities not included in Sections 1.06(a) or 1.06(b) that primarily relate to corporate services and general infrastructure that are reflected or reserved on the IM Business Balance Sheet as of the Balance Sheet Date or accrued subsequent to the Balance Sheet Date, in the ordinary course of business and as permitted by this Agreement, that would be reflected on a balance sheet of the IM Business as of the Closing Date; and

(d) notwithstanding anything to the contrary in this Agreement (including Sections 1.06(a) through (c)), the only liabilities arising out of or relating to the employment, compensation, employee benefits, severance and termination that are Assumed Liabilities shall be liabilities (other than any liabilities that the Seller is expressly required to assume or retain under Section 1.07 or 4.09) arising out of or relating to the employment, compensation, and employee benefits of Continuing Employees, whether arising prior to, on or after the Closing Date; provided, that Purchaser shall be required to assume or retain such liabilities arising prior to the Closing Date only to the extent such liabilities are reflected or reserved on the IM Business Balance Sheet as of the Balance Sheet Date or accrued subsequent to the Balance Sheet Date, in the ordinary course of business and as permitted by this Agreement, that would be reflected on a balance sheet of the IM Business as of the Closing Date;

provided, however, that, notwithstanding anything to the contrary in this Agreement, to the extent that any liability is a liability of an IM Business Entity, such liability shall remain as a liability of such IM Business Entity, and neither Purchaser nor any of its Affiliates shall be required to separately assume such liability. Notwithstanding the foregoing, nothing in this Section 1.06 shall limit the right of any Purchaser Indemnitee to be indemnified under Section 8.02 for any breach of representation or warranty of the Seller contained in this Agreement, or Section 5.06(a).

1.07 Retained Liabilities. The Seller Entities shall retain or assume, and the Purchaser shall not assume, all of the following liabilities of the IM Business Entities (the “Retained Liabilities”), it being understood that the Seller Entities shall not be required to retain or assume any liabilities of the IM Business Entities other than the Retained Liabilities:

(a) All liabilities of the IM Business Entities that do not primarily relate to or arise primarily out of the Purchased Assets, the IM Business or the operation or conduct of the IM Business, other than liabilities set forth in Sections 1.06(b) or (c);

(b) All liabilities arising primarily out of or primarily relating to the Excluded Assets;

(c) All liabilities arising out of or relating to (i) any Retained Plan or (ii) any current or former employee, director, independent contractor, or other service provider of any Seller Entity or any of its Affiliates who is not a Continuing Employee arising at any time, other than any liabilities that the Purchaser is expressly required to assume or retain under Section 4.09;

(d) All obligations to provide defined benefit pension, nonqualified deferred compensation or post-retirement medical, life insurance or other post-retirement welfare benefits to any IM Employees, including without limitation any such obligations arising out of or relating to Employee Plans (including without limitation the Retained Plans), and any long-term incentive compensation liabilities that the Seller Entities are expressly required to assume or retain pursuant to Section 4.09;

(e) All Indebtedness of the IM Business Entities or of any Seller Entity; and

(f) All other liabilities set forth on Schedule 1.07(f) of the Seller Disclosure Schedules; and

(g) The Hyderabad Retained Liabilities.

Notwithstanding anything to the contrary contained in this Agreement, neither the Retained Liabilities nor the Assumed Liabilities shall include Tax liabilities (Tax liabilities being governed by Article V). Notwithstanding the foregoing, nothing in this Section 1.07 shall limit the right of any Seller Indemnitee to be indemnified under Section 8.02 for any breach of representation or warranty of the Purchaser and Parent contained in this Agreement, or Section 5.06(a).

1.08 Closing Deliveries. (a) At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller (or one or more Seller Entities designated by the Seller) the following:

(i) payment, by wire transfer(s) to one or more bank accounts designated in writing by the Seller (such designation to be made by the Seller at least five (5) Business Days prior to the Closing Date), in immediately available Dollars an amount equal to either (A) if the Estimated Adjustment Amount is zero or positive, the sum of the Base Purchase Price plus the Estimated Adjustment Amount, or (B) if the Estimated Adjustment Amount is negative, the Base Purchase Price minus the absolute value of the Estimated Adjustment Amount (the amount set forth in clause (A) or (B) as applicable, the “Closing Purchase Price”);

(ii) the certificates to be delivered pursuant to Section 6.03;

(iii) a counterpart of the Transition Services Agreement attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by Parent and the Purchaser;

(iv) a counterpart of the General Assignments and Bills of Sale for the Purchased Assets, by and between the Seller and the Purchaser, attached as Exhibit B hereto (the “General Assignment and Bill of Sale”), duly executed by Parent and the Purchaser, and with respect to jurisdictions outside the United States in which the Purchased Assets, Assumed Liabilities, Excluded Assets or Retained Liabilities are located, such bills of sale, stock powers, certificates of title, deeds, assignments and other agreements or instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement, and otherwise customary in such jurisdictions) as and to the extent necessary to effect the transfer of the Purchased Assets or Excluded Assets or the assumption of the Assumed Liabilities or Retained Liabilities pursuant to this Agreement (the “Foreign Closing Documents”), in each case duly executed by Parent and the Purchaser, to the extent applicable;

(v) a counterpart of the Cincinnati Lease, attached as Exhibit C hereto, evidencing the five (5)-year lease to the Purchaser of certain office space in Cincinnati, Ohio (the “Cincinnati Lease”), duly executed by Parent and the Purchaser;

(vi) a counterpart of the Orlando Sublease attached as Exhibit D hereto, evidencing the five (5)-year sublease to the Purchaser of certain office space in Orlando, Florida (the “Orlando Sublease”), duly executed by Parent and the Purchaser;

(vii) a counterpart of the Master Commercial Agreement attached as Exhibit E hereto, pursuant to which certain Seller Entities will provide to the IM Business Entities certain commercial services for a period of two (2) years (the “Master Commercial Agreement”), duly executed by the Purchaser and each Affiliate of the Purchaser named as a party thereto;

(viii) a counterpart of the Intellectual Property Cross-License Agreement attached as Exhibit F hereto (the “IP License Agreement”), duly executed by Parent and the Purchaser; and

(ix) a counterpart of the side letter regarding certain acknowledgments and reporting obligations attached as Exhibit G hereto (the “Reporting Letter”), duly excuted by Parent and the Purchaser.

(b) At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

(i) certificates evidencing the Purchased Shares to the extent that the Purchased Shares are in certificate form (and if not in certificate form, such other appropriate instruments of transfer), duly endorsed in blank or with stock powers duly executed in proper form for transfer, and (without prejudice to Section 5.02(d)) with any required stock transfer stamps affixed thereto, in each case duly executed by the Seller or other Seller Entity, as applicable;

(ii) a counterpart of the General Assignment and Bill of Sale duly executed by the Seller and the Foreign Closing Documents, in each case duly executed by the Seller or other Seller Entity, to the extent applicable;

(iii) the certificates to be delivered pursuant to Section 6.02;

(iv) a counterpart of the Transition Services Agreement duly executed by each Seller Entity named as a party thereto;

(v) a counterpart of the Cincinnati Lease, duly executed by each Seller Entity named as a party thereto;

(vi) a counterpart of the Orlando Sublease, duly executed by each Seller Entity named as a party thereto;

(vii) a counterpart of the Master Commercial Agreement, duly executed by each Seller Entity named as a party thereto;

(viii) a counterpart of the IP License Agreement, duly executed by the Seller;

(ix) a counterpart of the Side Letter, duly executed by the Seller;

(x) resignations or instruments effecting the removal, effective as of the Closing, of the directors and officers of IM Business Entities identified by the Purchaser within fifteen (15) Business Days following the date hereof from such directorships or offices; and

(xi) Seller shall deliver to the Purchaser the deliverables set forth in Section 6.01(e)of this Agreement.

1.09 Purchase Price Adjustment. (a) Schedule 1.09 of the Seller Disclosure Schedules sets forth a calculation of the net working capital and the cash and cash equivalents of the IM Business as of September 30, 2011 (the “Sample Closing Statement”), including the asset and liability line items, general ledger accounts and certain accounting principles used in such calculation, and assuming that all of such asset and liability line items and general ledger accounts that constitute Purchased Assets, Assumed Liabilities or Assumed Taxes under this Agreement or are the assets or liabilities of an IM Business Entity will be transferred to the Purchaser or its Affiliates as of the Closing Date.

(b) At least five (5) Business Days prior to the Closing Date, the Seller shall cause to be prepared and delivered to the Purchaser a closing statement (the “Closing Statement”) setting forth a good faith estimate of the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”) and the calculation of such Estimated Adjustment Amount, including estimates of the Closing Working Capital and Cash Amount. The Seller and the Purchaser shall discuss any objections of the Purchaser to the Closing Statement in good faith. Purchaser shall be entitled to review the Closing Statement and the calculation of the Estimated Adjustment Amount and any notes thereto that are used to prepare such calculations, and such calculations shall be subject to the reasonable confirmation of Purchaser that such calculations are consistent in all material respects with the Transaction Accounting Principles and the definitions in this Agreement, and so long as such calculations are consistent in all material respects with the Transaction Accounting Principles and the definitions in this Agreement, Purchaser shall not raise any objections to resulting amounts. Seller shall make available to Purchaser such information as is reasonably necessary to allow Purchaser to review and evaluate such estimates. The Closing Statement shall be prepared in accordance with the same accounting principles, practices, methodologies and policies, including the use of the same line items and line item entries, set forth on and used in the preparation of the Sample Closing Statement, and, to the extent not in conflict therewith, GAAP; provided, however, that assets newly acquired and liabilities newly incurred following the date of the Sample Closing Statement which cannot appropriately be placed in line items and line item entries previously used by the Seller, but that constitute Purchased Assets, Assumed Liabilities, Assumed Taxes or the assets or liabilities of an IM Business Entity will also be included to the extent consistent with the accounting principles, practices, methodologies and policies applied in preparing the Sample Closing Statement. The principles, practices, methodologies and policies determined in accordance with the immediately preceding sentence are referred to herein as the “Transaction Accounting Principles”.

(c) Within ninety (90) days after the Closing Date, the Seller shall cause to be prepared and delivered to the Purchaser a working capital statement (the “Post-Closing Statement”), setting forth the Adjustment Amount and the calculation of the Adjustment Amount, including the Closing Working Capital and Cash Amount, in each case, prepared and calculated in good faith and in the manner and on a basis consistent with the Transaction Accounting Principles.

(d) Within thirty (30) days following receipt by the Purchaser of the Post-Closing Statement, the Purchaser shall deliver written notice to the Seller of any dispute the Purchaser has with respect to the preparation or content of the Post-Closing Statement; provided, however, that any such disputes will be limited to the determination of the Adjustment Amount and the Purchaser may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are different than the Transaction Accounting Principles. If the Purchaser does not so notify the Seller of a dispute with respect to the Post-Closing Statement within such thirty (30)-day period, the Post-Closing Statement will be final, conclusive and binding on the parties. In the event of such notification of a dispute, the Purchaser and the Seller shall negotiate in good faith to resolve such dispute. If the Purchaser and the Seller, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Purchaser advises the Seller of its objections, then the Purchaser and the Seller jointly shall engage Grant Thornton LLP (the “Independent Accounting Firm”) to resolve such dispute. As promptly as practicable, and in any event not more than fifteen (15) days thereafter, the Purchaser and the Seller shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Independent Accounting Firm. As soon as practicable thereafter, the Purchaser and the Seller shall cause the Independent Accounting Firm to review this Agreement and the disputed items or amounts for the purpose of calculating the Adjustment Amount. In making such calculation, the Independent Accounting Firm shall consider only those items or amounts in the Post-Closing Statement as to which the Purchaser has disagreed. Such Independent Accounting Firm shall deliver to the Purchaser and the Seller, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding on the Purchaser and the Seller. The cost of such review and report shall be borne by the party whose calculation of the Adjustment Amount delivered pursuant to Section 1.09(c) or Section 1.09(d), as applicable, is closer in value to the Adjustment Amount as finally delivered by the Independent Accounting Firm, and otherwise equally by the Purchaser and the Seller.

(e) For purposes of complying with the terms set forth in this Section 1.09, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers (including the audit findings from the IM Business Entities’ 2011 audit, when available), in each case, to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities, Assumed Taxes, IM Business Entities or IM Business, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder.

(f)(i) If the Adjustment Amount (as finally determined pursuant to Sections 1.09(c) and 1.09(d)) is less than the Estimated Adjustment Amount, then the Purchase Price will be adjusted downward by the amount of such shortfall, and the Seller shall pay or cause to be paid an amount in cash equal to such shortfall to the Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by the Purchaser to the Seller. Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount is finally determined pursuant to Sections 1.09(c) and 1.09(d).

(ii) If the Adjustment Amount (as finally determined pursuant to Sections 1.09(c) and 1.09(d)) is greater than the Estimated Adjustment Amount, then the Purchase Price will be adjusted upward by the amount of such excess, and the Purchaser shall pay or cause to be paid an amount in cash equal to such excess to the Seller by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller to the Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount is finally determined pursuant to Sections 1.09(c) and 1.09(d).

1.10 Allocation. The Seller and the other Seller Entities, on the one hand, and the Parent and the Purchaser, on the other hand, agree to allocate the Purchase Price among the Purchased Shares and the Purchased Assets (and to allocate the ADSP among the assets of the 338(h)(10) Designated Entities) (a) as set forth in Schedule A (for the avoidance of doubt, which schedule may set forth certain allocation principles and certain specific allocations as agreed upon by the Seller and the Purchaser prior to the date hereof) (the “Scheduled Allocation”) and (b) as set forth in an allocation statement to be agreed upon by Parent and the Purchaser, on the one hand, and the Seller and the other Seller Entities, on the other hand (or as determined by the Independent Accounting Firm, as set forth below) (the “Allocation Statement”). The Purchaser shall deliver to the Seller as soon as practical after the Closing Purchaser’s proposal with respect to the Allocation Statement. The Allocation Statement shall be made in accordance with Sections 338 and 1060 of the Code and the rules and regulations promulgated thereunder (provided, for the avoidance of doubt, that the Allocation Statement shall incorporate, reflect, and be consistent with the Scheduled Allocation). Within forty-five (45) days following receipt by the Seller of the Purchaser’s proposal with respect to the Allocation Statement, the Seller shall deliver written notice to the Purchaser of any disagreement the Seller has with respect to such proposal. If the Seller does not so notify the Purchaser of a dispute with respect to such proposal within such forty-five (45)-day period, the Purchaser’s proposal shall constitute the Allocation Statement and shall be final, conclusive and binding on the parties. In the event of such notification of a dispute, the Purchaser and the Seller shall negotiate in good faith to resolve such dispute. If the Purchaser and the Seller, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Seller advises the Purchaser of its objections, then the Purchaser and the Seller jointly shall engage the Independent Accounting Firm to resolve such dispute. The Independent Accounting Firm shall deliver to the Purchaser and the Seller, as promptly as practicable, an allocation statement setting forth the allocation of the Purchase Price among the Purchased Shares and the Purchased Assets in accordance with this Agreement, the Scheduled Allocation, and applicable Law (including, for the absence of doubt, Sections 338 and 1060 of the Code), which statement shall be the Allocation Statement for purposes of this Agreement. Such Allocation Statement shall be final and binding on the Purchaser and the Seller. The cost of such review and report shall be borne equally by the Purchaser and the Seller. The Purchaser and the Seller and their respective Affiliates shall report and act, in each case, for Tax purposes, and file Tax Returns (including, but not limited to Internal Revenue Service (“IRS”) Form 8883 and 8594) in all respects and for all Tax purposes consistent with the Allocation Statement. Neither the Purchaser nor the Seller nor their respective Affiliates shall take any Tax position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation Statement unless required to do so by applicable Law or pursuant to a Final Determination.

1.11 Non-Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any of the Purchased Shares or Purchased Assets or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof or change of control of any IM Business Entity is (a) prohibited by Law, or (b) without the approval, authorization or consent of, or granting or issuance of any license or permit by, any third party thereto (or with respect thereto) or any Governmental Entity (collectively “Approval”), would (i) constitute a breach thereof, (ii) be reasonably likely to subject any Seller Entity, Parent, the Purchaser, or any IM Business Entity, or any of their respective officers, directors, agents or Affiliates to civil or criminal liability, (iii) be reasonably likely to make such assignment, transfer or change of control void or voidable, or (iv) in any way negatively affect the rights of the Seller Entities, Parent, the Purchaser or the IM Business Entities, and such Approval is not obtained at or before the Closing. If the Closing occurs and either of the circumstances described in clauses (a) or (b) of the preceding sentence exist, then the Seller will cooperate with the Purchaser in good faith without further consideration (other than as provided in subclause (y) of this sentence) in any arrangement reasonably acceptable to the Purchaser and the Seller intended to both (x) provide the Purchaser with the benefit of any such Purchased Shares or Purchased Asset, and (y) cause the Purchaser to bear all costs and obligations of or under any such Purchased Assets in accordance with this Agreement. Any transfer or assignment to the Purchaser of any Purchased Asset that shall require Approval as described above in this Section shall be made subject to such Approval being obtained.

1.12 Delayed Transfer of Hyderabad Facility. (a) If the Hyderabad Approvals have not been obtained prior to the Closing Date, then on the Hyderabad Transfer Date, (i) Parent and the Purchaser shall, and shall cause the IM Business Entities to, sell, assign, transfer and convey to the Seller or another Seller Entity designated by the Seller, and the Seller or such Seller Entities shall purchase, acquire and accept from the IM Business Entities, all of the right, title and interest of Parent and its Subsidiaries, including Purchaser and the IM Business Entities, in (A) the Hyderabad Retained Facility, (B) such computer hardware, equipment, furniture, and other similar personal property located in the Hyderabad Facility as is used primarily to provide services to the businesses of the Seller and its Subsidiaries other than the IM Business as of immediately prior to the Closing, including the property set forth on Schedule 1.12(a)(i)(B) of the Seller Disclosure Schedules, (C) the Contracts and Intellectual Property set forth on Schedule 1.12(a)(i)(C) of the Seller Disclosure Schedules, and (D) any cash or current assets generated by the operation of the assets described in clauses (A), (B), or (C) from the Closing Date through the Hyderabad Transfer Date (the assets described in clauses (A), (B), (C) and (D) collectively, the “Hyderabad Retained Assets”); and (ii) the Seller shall assume or retain, as applicable, and agree to discharge or perform all of the liabilities (including liabilities for Taxes) of the Seller Entities and the IM Business Entities that arise out of, and bear all costs and obligations of or under, the Hyderabad Retained Assets or the Hyderabad Retained Employees or the conduct of business related to the Hyderabad Retained Assets (collectively, the “Hyderabad Retained Liabilities”). If the Hyderabad Approvals have not been obtained prior to the Closing Date, then in respect of the transfer of the Hyderabad Retained Assets and Hyderabad Retained Liabilities,

on the Hyderabad Transfer Date, Seller shall cause an Indian Subsidiary of the Seller designated by the Seller to pay to Convergys Information Management (India) Pvt. Ltd., by wire transfer(s) to one or more bank accounts designated in writing by Convergys Information Management (India) Pvt. Ltd. (such designation to be made at least two (2) Business Days prior to the Hyderabad Transfer Date), the amount of Five Million Nine Hundred Thousand Dollars ($5,900,000) (the “Hyderabad Payment Amount”), and the Purchaser shall pay to the Seller, by wire transfer(s) to one or more bank accounts designated in writing by the Seller (such designation to be made at least two (2) Business Days prior to the Hyderabad Transfer Date), the Hyderabad Payment Amount.

(b) If the Hyderabad Approvals have not been obtained prior to the Closing Date, then anything to the contrary in Section 4.09 notwithstanding, Purchaser shall, and shall cause its applicable Affiliates to, effective as of the Hyderabad Transfer Date, transfer (or cause the applicable IM Business Entity to transfer) each IM Business Entity Employee who is listed on Schedule 1.12(b) of the Seller Disclosure Schedules (each, a “Hyderabad Retained Employee”), which shall be updated by the Seller, subject to the consent of the Purchaser, prior to the Closing and as close as practicable to the Closing to list each IM Business Entity Employee at the Hyderabad Facility who does not perform a majority of his or her duties on behalf of the IM Business, from the applicable IM Business Entity to a Seller Entity (or an Affiliate of a Seller Entity designated by a Seller Entity) such that, immediately after the Hyderabad Transfer Date, each such Hyderabad Retained Employee shall be employed by a Seller Entity (or such Affiliate) on no less favorable terms and with continuity of service. For the avoidance of doubt, except as set forth otherwise in Section 4.09, the Hyderabad Retained Employees shall not be Continuing Employees for any purpose or provision of this Agreement.

(c) If the Hyderabad Approvals have not been obtained prior to the Closing Date, then during the period beginning on the Closing Date and ending on the Hyderabad Transfer Date, the Purchaser shall provide Seller with its reasonable cooperation in obtaining the Hyderabad Approvals.

(d) If the Hyderabad Approvals have not been obtained prior to the Closing Date, then during the period beginning on the Closing Date and ending on the Hyderabad Transfer Date, except as the Seller may consent in writing, Purchaser shall conduct the operations of the Hyderabad Retained Assets in the ordinary course consistent with past practice, and the Purchaser shall not, and shall not permit the IM Business Entities to: (i) except as required by applicable Law or the terms of an applicable Employee Plan, grant to any Hyderabad Retained Employee any increase in compensation or benefits; (ii) except in the ordinary course of business consistent with past practice, incur or assume any liabilities, obligations or indebtedness for borrowed money that are Hyderabad Retained Liabilities, or (iii) sell, lease, license or otherwise dispose of any Hyderabad Retained Assets to any Person other than an IM Business Entity.

(e) Anything to the contrary in this Section 1.12 notwithstanding, if the Hyderabad Approvals have not been obtained by the first anniversary of the Closing Date, then each of the parties shall use their reasonable best efforts to wind down and terminate operations of the Hyderabad Retained Assets and terminate the Hyderabad Retained Employees or transfer them to an entity designated by the Seller. Upon completion of such wind down and termination or transfers, the obligations of the parties pursuant to this Section 1.12 shall terminate; provided, however, that (i) the Seller’s obligations pursuant to Section 5.06 and Section 8.02 shall not be affected by such wind down and termination and (ii) the Seller Entities shall be solely responsible for all costs, expenses, liabilities and obligations arising out of such wind down, and termination or transfers.

1.13 Withholding. Any party shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as such party is required to deduct and withhold with respect to the making of any such payment under any applicable U.S. federal, state or local, or other foreign Tax law at the applicable rate for such withholding, unless, with respect to a certain payment, the payee provides the payor with a valid exemption from or reduction of withholding tax in respect of such payment at least five (5) Business Days prior to the date of such payment. To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding were made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in, or qualified by any matter set forth in, the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in the Seller Disclosure Schedules shall apply to the corresponding Section or Subsection of this Agreement, as well as to matters in other Sections or Subsections of this Agreement with respect to which the applicability of such disclosure is reasonably apparent), the Seller hereby represents and warrants to the Purchaser as follows:

2.01 Organization, Standing and Power. The Seller is duly organized, validly existing and in good standing under the Laws of the State of Ohio, and each of the Seller Entities that owns any Purchased Shares or Purchased Assets is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Seller has full corporate power and authority, and each of the Seller Entities that owns any Purchased Shares or Purchased Assets has full organizational power and authority, to carry on its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of the Seller to perform its obligations under this Agreement or consummate the Transaction and the other transactions contemplated hereby. Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have an IM Business Material Adverse Effect. Seller has heretofore delivered to Purchaser true and complete copies of the articles of incorporation and code of regulations of Seller as currently in effect.

2.02 Authority; Execution and Delivery; Enforceability. The Seller has full power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by the Seller of this Agreement and the consummation by the Seller of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate action of the Seller. The Seller has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

2.03 No Conflicts; Consents. The execution and delivery by the Seller of this Agreement does not, and the consummation of the Transaction and the other transactions contemplated hereby and compliance by the Seller with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien upon any of the Purchased Shares or Purchased Assets under, any provision of (a) any Seller Entity’s organizational documents, (b) any Contract to which any Seller Entity is a party or by which any of a Seller Entity’s properties or assets are bound, or (c) any Judgment or Law applicable to any Seller Entity or its properties or assets; except, in each case of clauses (b) and (c), for any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect. No consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Seller Entities in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than (x) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (y) compliance with and filings under any other applicable federal, state, or foreign Law or other legal restraint designed to govern foreign investment, competition or prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”), and (z) those that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect.

2.04 Capitalization of the IM Business Entities. The Purchased Shares are duly authorized, validly issued, fully paid and nonassessable and owned by one or more of the Seller Entities, free and clear of all Liens, and any other limitation or restriction on the right to vote, sell or otherwise dispose of the Purchased Shares, and at Closing the Seller Entities shall transfer and deliver valid title to the Purchased Shares free and clear of all Liens or any other such limitation or restriction. Except for the Purchased Shares or any interest held directly or indirectly by one or more Purchased Entities, there are no shares of common stock, preferred stock or other equity interests of any IM Business Entity authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character to which any Person that is not an IM Business Entity is a party that relate to the issued or unissued share capital or other ownership interest in any of the IM Business Entities or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any IM Business Entities, and no securities evidencing such rights are authorized, issued or outstanding. None of the IM Business Entities has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such IM Business Entity on any matter.

2.05 Financial Statements. Schedule 2.05 of the Seller Disclosure Schedules sets forth true and complete copies of the combined audited balance sheet of the IM Business (the “IM Business Balance Sheet”) as of December 31, 2011 (the “Balance Sheet Date”), the combined unaudited balance sheet of the IM Business as of September 30, 2011, the combined audited balance sheets of the IM Business as of December 31, 2010 and 2009, the combined audited statement of income for the fiscal year ended on the Balance Sheet Date, the combined unaudited statement of income for the nine (9) month period ended September 30, 2011, and the combined audited statements of income for the fiscal years ended December 31, 2010 and 2009, together with the notes and schedules thereto, if any (together with the IM Business Balance Sheet, the “IM Business Financial Statements”). The IM Business Financial Statements have been prepared (i) in accordance with GAAP in all material respects on a consistent basis throughout the periods presented (except, in each case, as described in the notes thereto and subject to normal year-end audit adjustments), and (ii) fairly present in all material respects the combined financial condition and results of operations of the IM Business as operated as of the respective dates thereof and for the respective periods indicated.

2.06 Absence of Undisclosed Liabilities. The IM Business Entities do not have, and the Assumed Liabilities do not include, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities or obligations that: (a) are reflected or reserved against in the IM Business Balance Sheet or in notes thereto, if any, (b) were incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (c) are Retained Liabilities, or (d) would not reasonably be expected to be material, individually or in the aggregate, to the IM Business as a whole.

2.07 Absence of Changes or Events. Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement:

(a) from and after the Balance Sheet Date, there has not been nor has there occurred any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect; and

(b) from the Balance Sheet Date until the date hereof, the IM Business has been conducted in the ordinary course consistent with past practices and the Seller and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 4.02(b)(i), 4.02(b)(iii) through (vi), 4.02(b)(xi), 4.02(b)(xii), or 5.02(a).

2.08 Sufficiency of Assets. Except for (a) the assets, services and products to be provided or acquired under the Transaction Documents and (b) the assets set forth on Schedule 1.05(b) of the Seller Disclosure Schedules, the assets owned by the IM Business Entities or which the IM Business Entities have the right to use, in each case as of the Closing and together with the Purchased Assets, constitute all of the assets and properties necessary to conduct the IM Business in all material respects in the manner in which the Seller currently conducts the IM Business. Upon consummation of the transactions contemplated hereby, Purchaser will have acquired, in all material respects, good and marketable title in and to, or a valid leasehold interest in, each of the tangible Purchased Assets, free and clear of all Liens, except for Permitted Liens.

2.09 Intellectual Property. (a) Schedule 2.09(a) of the Seller Disclosure Schedules sets forth a true and complete list of each (i) trademark and service mark registration and application for registration thereof, (ii) Internet domain name and Internet domain name application; (iii) patent and pending patent application; and (iv) copyright registration and pending copyright registration application, in each case that is included in the IM Business Owned Intellectual Property (collectively, the “IM Business Registered IP”). Schedule 2.09(a) of the Seller Disclosure Schedules includes the following true and complete information for each item of IM Business Registered IP (to the extent applicable): (A) the jurisdiction in which such item has been issued or registered or, if not issued or registered, in which each such application for issuance or registration of has been filed, (B) the application and registration numbers for each such item, and (C) the dates of application and registration for each such item. The Seller and its Subsidiaries have taken commercially reasonable steps necessary to protect and maintain their rights in all material IM Business Registered IP, including the payment of applicable maintenance fees and the filing of applicable statements of use, and, to the Knowledge of the Seller, all of the material IM Business Registered IP is valid and enforceable.

(b) Schedule 2.09(b) of the Seller Disclosure Schedules sets forth a true and complete list, as of the date hereof, of the following (each a “Material IP Contract”): (i) all material licenses, sublicenses and other Contracts pursuant to which any Person is (A) authorized to use any IM Business Owned Intellectual Property (other than non-exclusive licenses granted by any IM Business Entity to Customers in the ordinary course of business in connection with the provision, licensing or sale of products or services) or (B) granted a covenant not to sue with respect to any IM Business Owned Intellectual Property; (ii) all material licenses, sublicenses and other Contracts pursuant to which any IM Business Entity (whether directly or as an Affiliate of any Seller Entity) is (A) authorized to use any third party Intellectual Property (other than off-the-shelf shrinkwrap, clickwrap or similar licenses or sublicenses for commercially available non-custom Software) or (B) granted a covenant not to sue with respect to any third party Intellectual Property; (iii) all material licenses, sublicenses and other Contracts to which the Seller or any of its Subsidiaries is a party pursuant to which the Seller or any of its Subsidiaries is authorized to use any third party Intellectual Property (other than off-the-shelf shrinkwrap, clickwrap or similar licenses or sublicenses for commercially available non-custom Software) that is incorporated in, or forms a part of, any product or service offering of the IM Business; and (iv) all Contracts which provide for the development by any third party of any material IM Business Owned Intellectual Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect: (i) none of the IM Business Owned Intellectual Property (and, to the Knowledge of the Seller, none of the IM Business Licensed Intellectual Property) is subject to any outstanding order, judgment or decree adversely affecting the use thereof by, or rights thereto of, the Seller or any of its Subsidiaries; (ii) there is no litigation, opposition, cancellation, proceeding or claim pending against the Seller or any of its Subsidiaries concerning the ownership, validity, enforceability, infringement or use of any IM Business Intellectual Property; (iii) to the Knowledge of the Seller, there is no unauthorized use, disclosure, infringement or misappropriation, or other violation, or any written allegation made thereof, of any IM Business Intellectual Property; (iv) neither the Seller nor any of its Subsidiaries has received any written notice within the three (3)-year period prior to the date hereof alleging that any of the IM Business Intellectual Property or the conduct of the IM

Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person and, to the Knowledge of the Seller, no such allegation is threatened to be made by any Person; and (v) the conduct of the IM Business (including the manufacture, marketing, license, distribution, sale and/or use of products or services licensed or sold by the any of the IM Business Entities) does not infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person (and has not done so at any time within the six (6)-year period prior to the date hereof or the Closing Date, as applicable).

(d) Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect: (i) the Seller and its Subsidiaries own, are licensed or otherwise possess valid and enforceable rights to use or exploit all Intellectual Property necessary to conduct, or used or held for use in the conduct of, the IM Business as presently conducted and, with respect to the IM Business Owned Intellectual Property, the Seller and its Subsidiaries exclusively own such rights; and (ii) all such rights of the Seller and its Subsidiaries in the IM Business Intellectual Property are held free and clear of all Liens, other than Permitted Liens, and, to the extent not owned, licensed or possessed by the IM Business Entities, all such rights are fully assignable by the Seller Entities to the IM Business Entities, without payment, consent of any Person or other condition or restriction.

(e) None of the Seller or any of its Subsidiaries are, or as a result of the execution, delivery or performance of this Agreement or the consummation of any transaction contemplated by this Agreement will be, in breach in any material respect of any license, sublicense or other Contract or agreement to which any of the Seller or any of its Subsidiaries is or was a party relating to the IM Business Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, no current or former stockholder, partner, director, officer, or employee of the Seller or any of its Subsidiaries will, after giving effect to each of the Transaction and the other transactions contemplated by this Agreement, own or retain any rights in or to, have the right to receive any royalty or other payment with respect to, any of the IM Business Owned Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, none of the execution and delivery by the Seller of this Agreement, the consummation of the Transaction and the other transactions contemplated by this Agreement, or compliance by the Seller and its Subsidiaries with any of the provisions of this Agreement will (i) alter, encumber, impair or extinguish the right, title or interest of the IM Business Entities in any of the IM Business Intellectual Property or (ii) result in the release of, or give rise to any right of any third Person to request or receive, any IM Business Owned Software in source code form. None of the execution and delivery by the Seller of this Agreement, the consummation of the Transaction and the other transactions contemplated by this Agreement, or compliance by the Seller and its Subsidiaries with any of the provisions of this Agreement will encumber any Intellectual Property of Parent or any of its Affiliates. To the Knowledge of the Seller, all material IM Business Intellectual Property shall be owned or available for use by the IM Business Entities immediately after the Closing on terms and conditions substantially the same as those under which the IM Business Entities owned or used such IM Business Intellectual Property immediately prior to the Closing.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, the Seller has secured valid written assignments (including specific waivers of the right to receive any compensation) from all Persons, including former and current employees, consultants and contractors, who contributed to the creation or development of any portion of the IM Business Intellectual Property, to the extent such contributions are not already owned by the Seller or one of its Subsidiaries by operation of Law. The Seller and its Subsidiaries have taken reasonable steps consistent with normal industry practice to maintain the confidentiality of all IM Business Intellectual Property that is material to the IM Business and the value of which is contingent upon maintaining the confidentiality thereof.

(g) No funding or facility of any Governmental Entity, university, college, other educational institution or research center was used in the development of any material IM Business Owned Intellectual Property. No current or former employee, consultant or independent contractor who was involved in, or contributed to, the creation or development of any material IM Business Owned Intellectual Property has performed services for any Governmental Entity or a university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also involved in, or contributing to, the creation or development of any material IM Business Owned Intellectual Property. Neither the Seller nor any of its Subsidiaries is required to pay any royalty or make any other form of payment to any Governmental Entity to allow the use, licensing, assignment or transfer of any IM Business Owned Intellectual Property.

(h) The Seller and its Subsidiaries have not knowingly used Open Source Software in such a way that creates, or purports to create, obligations for the Seller or any of its Subsidiaries with respect to any IM Business Intellectual Property or grants, or purports to grant, to any third party, any rights or immunities related to any such IM Business Intellectual Property, except with respect to IM Business Owned Software that the Seller has deliberately and publicly released to the open source community in a manner that does not preclude or restrict in any way the Seller and its Subsidiaries’ continued use and exploitation of such IM Business Owned Software or otherwise adversely affect the IM Business in any material respect. Without limiting the foregoing, no material IM Business Owned Software or material IM Business product contains, is derived from, is distributed with, or is being or was developed using any Open Source Software in a manner that results in or would reasonably be expected to result in (i) a requirement or condition that such IM Business Owned Software or IM Business product or any part thereof be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making modifications or derivative works, or (C) redistributable at no charge, or (ii) any other material limitation, restriction or condition on the right or ability of the Seller and its Subsidiaries to use or distribute any IM Business Owned Software or IM Business product. The Seller and its Subsidiaries have complied, in all material respects, with all terms and conditions applicable to any Open Source Software used in connection with the IM Business.

(i) The Seller and its Subsidiaries own, lease or license all IT Assets that are necessary to conduct the IM Business in all material respects in the manner in which the Seller currently conducts the IM Business. In the two (2) years prior to the date hereof, there has been no failure or other material substandard performance of any of such IT Assets which has caused any material disruption to the IM Business. The Seller and its Subsidiaries have each taken commercially reasonable steps to provide for the backup and recovery of data and information of the IM Business and have commercially reasonable disaster recovery plans, procedures and facilities for the IM Business and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. The Seller and its Subsidiaries have each taken commercially reasonable actions to protect the integrity and security of the IT Assets used in the IM Business and the information and data of the IM Business stored thereon from unauthorized use, access, or modification by third parties. To the Knowledge of the Seller, the IT Assets used in the IM Business: (i) operate and perform in all material respects in accordance with their specifications and documentation and as required for the conduct of the IM Business in the manner in which the Seller currently conducts the IM Business, (ii) are free from material defects, viruses, worms, Trojan horses or similar flaws or harmful programs, (iii) have not been subjected to any material “denial of service” or other such attack, and (iv) have not been the subject of any actual or attempted material intrusion or unauthorized access.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect: (i) the Seller and its Subsidiaries are not obligated, nor have they otherwise committed, to provide Software or hardware upgrades to any Customer with respect to the IM Business other than in the ordinary course of business; (ii) there are no known Customer Software or hardware upgrades that are required to be undertaken by the IM Business within the twelve (12) months following the date hereof for which the Customer is not obligated to reimburse the IM Business; and (iii) there are no unbudgeted Software or hardware upgrades planned over the twelve (12) months following the date hereof for internal use within the IM Business.

2.10 Real Property. The Seller and its Subsidiaries do not own any real property that is material in the operation of the IM Business other than the properties and facilities contemplated to be leased to the Purchaser pursuant to the Cincinnati Lease and the Orlando Sublease. Schedule 2.10(a) of the Seller Disclosure Schedules sets forth a complete list of the real property leased to the Seller and its Subsidiaries in the operation of the IM Business (the “Real Property”). The Seller has made available to the Purchaser true, correct and complete copies of all written Leases and there are no oral Leases or occupancy agreements with respect to the Real Property. The IM Business Entities are in materially undisturbed possession and occupancy of the Real Property purported to be leased under the Leases, and each Lease is in full force and effect as the valid, binding and enforceable obligation of the applicable lessee and, to the Knowledge of the Seller, the applicable lessor, without any material default (or event that, with the giving of notice or passage of time, could mature into a material default) by such lessee existing thereunder, or, to the Knowledge of the Seller, by the applicable lessor, and the Seller and their Affiliates have not received any written notice alleging the existence of a default under any Lease. No Lease has been assigned to a third party and no portion of any Real Property has been subleased to a third party except as set forth on Schedule 2.10(b) of the Seller Disclosure Schedules. The IM Business Entities have rights to own, lease or use all buildings, improvements, structures, facilities, fixtures and all other appurtenances to the Real Property under the Leases or otherwise, except as would not be material to the IM Business, taken as a whole. No IM Business Entity has created any Liens (other than Permitted Liens) on its good and valid leasehold interest in any Real Property. No IM Business Entity is subject to any contractual requirement to purchase, acquire, sell or dispose of any Real Property, and, except as would not, individually or in the aggregate, have or reasonably be expect to have an IM Business Material Adverse Effect, no provision of any Lease or of any note, bond, mortgage, indenture, deed of trust or other contract to which the Seller or any Affiliate thereof is a party affecting any

Real Property requires the consent or approval of any Person for the Transaction (including, without limitation, for the Cincinnati Lease or the Orlando Sublease).

2.11 Material Contracts. (a) Schedule 2.11(a) of the Seller Disclosure Schedules sets forth a complete and correct list as of the date hereof of each of the following Contracts to which the Seller or a Subsidiary of the Seller is a party or by which any such party is bound and under which any obligations of any of such parties remains to be performed after the date hereof (any Contracts required to be disclosed on Schedule 2.11(a) of the Seller Disclosure Schedules, “Material Contract”) that is used in connection with the IM Business (other than any such Contract that is set forth on Schedule 1.05(b) of the Seller Disclosure Schedules or that is used to provide services, assets or products pursuant to the Transition Services Agreement):

(i) collective bargaining or other labor agreements;

(ii) any Contracts for the sale of any of the assets of any of the IM Business Entities other than in the ordinary course of business, for consideration in excess of $2,000,000 per annum;

(iii) any Contract or group of related Contracts with the same party for the purchase of products or services under which any of the IM Business Entities is expected to make annual payments in excess of $2,000,000 during the fiscal year ended December 31, 2011;

(iv) any sales, distribution or other similar Contract or group of related Contracts with the same party providing for the sale by any of the IM Business Entities of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments to any of the IM Business Entities of $2,000,000 or more;

(v) any Contracts relating to any pending acquisition to be made by any of the IM Business Entities of any operating business or the capital stock of any other Person, in each case for consideration in excess of $1,000,000;

(vi) any partnership, joint venture or other similar agreement or arrangement or any Contract which involves sharing of material revenues, profits, losses, costs or liabilities;

(vii) any contract or agreement with a Governmental Entity or any bids, proposals or other offers related to contracts or agreements with a Governmental Entity;

(viii) any Material IP Contract; and

(ix) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is or would reasonably be expected to be material to the IM Business Entities, taken as a whole.

(b) Schedule 2.11(b) of the Seller Disclosure Schedules sets forth a complete and correct list as of the date hereof of each of the following Contracts to which the Seller or a Subsidiary of the Seller is a party or by which any such party is bound and under which any obligations of any of such parties remains to be performed after the date hereof (any Contracts required to be disclosed on Schedule 2.11(b) of the Seller Disclosure Schedules, each a “Scheduled Contract”) that is used in connection with the IM Business (other than any such Contract that is set forth on Schedule 1.05(b) of the Seller Disclosure Schedules or that is used to provide services, assets or products pursuant to the Transition Services Agreement):

(i) Contracts that effect or memorialize any resolution or settlement of any actual or threatened litigation or arbitration for payment of an amount in excess of $1,000,000;

(ii) Contracts relating to the incurrence of Indebtedness (other than Indebtedness of a type described in clause (g) of the definition thereof) or the making of any loans in a principal amount in excess of $1,000,000 individually; and Contracts relating to the creation of any Lien other than a Permitted Lien on any of the IM Business Entities’ assets; and

(iii) any agreement that by its terms purports to presently or prospectively limit the freedom of Affiliates of the IM Business Entities (other than the IM Business Entities) to compete in any line of business or with any Person or in any area after the Closing Date (including without limitation a Contract that contains exclusivity, a “most favored nation” clause or other similar obligations applicable to such Affiliates, but excluding limitations on “white label” resale of third party software), other than any such Contract that would be terminable by Parent, its Subsidiaries, or an IM Business Entity without material liability to the IM Business as a whole.

(c) The Seller has delivered or made available to the Purchaser a correct and complete copy of each Material Contract and Scheduled Contract.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, each Material Contract is in full force and effect and is valid, binding and enforceable against the Seller or a Subsidiary of the Seller, as applicable, and, to the Knowledge of the Seller, the other parties thereto in accordance with its terms. Neither the Seller, any of its Subsidiaries nor, to the Knowledge of the Seller, any other party to a Material Contract is in material breach or violation of, or material default under, any Material Contract or Scheduled Contract and no event has occurred that with notice or lapse of time or both would constitute a material breach or default. Neither the Seller nor any of its Subsidiaries is obligated to pay or is reasonably expected to be obligated to pay penalties, liquidated damages or other additional payment amounts in respect of missed deadlines, inadequate performance or other failures to fulfill its obligations under the terms and conditions of any Material Contract or Scheduled Contract, other than penalties, liquidated damages, or amounts that would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect.

2.12 Compliance with Applicable Laws; Permits; Privacy Laws. (a) The Seller and its Subsidiaries have operated the IM Business in compliance in all material respects with all applicable Laws, other than any such material non-compliance that has been resolved. None of the Seller and its Subsidiaries have received any written notice from a Governmental Entity since

January 1, 2009, other than those that have been resolved or are no longer outstanding, that alleges that the Seller or any of its Subsidiaries is not in compliance in any material respect with any applicable Law with respect to the IM Business as conducted by the Seller and its Subsidiaries. None of the Seller and its Subsidiaries is in default under any Judgment applicable to the IM Business in any material respect. This Section 2.12 does not relate to matters with respect to Taxes, which are exclusively governed by Section 2.15.

(b) The IM Business Entities hold all permits, licenses, variances, exemptions, orders and other authorizations, consents and approvals of all Governmental Entities necessary for the conduct of the IM Business as presently conducted (the “IM Business Permits”), except for failures to hold such IM Business Permits that have not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect. The Seller and its Subsidiaries hold, and are in compliance with the terms of the IM Business Permits, except where the failure to so hold or comply has not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect. As of the date of this Agreement, the Seller and its Subsidiaries have not received since January 1, 2009 any written notice of a Proceeding by a Governmental Entity relating to the revocation, cancellation or termination of any material IM Business Permit, except for matters that have been resolved or are no longer outstanding. The IM Business does not require any U.S. Government-issued facility security clearances, validated export licenses or other permit or license required by the U.S. Export Administration Regulations similar Laws and does not manufacture any products or provide any services that (i) to the Knowledge of the Seller, have potential national security implications or (ii) have military applications.

(c) The Seller and its Subsidiaries have complied with (i) all applicable data privacy Laws with respect to the IM Business, and all personal information owned, licensed, received, stored, maintained or processed by or on behalf of the Seller or any of its Subsidiaries related to, or in connection with the conduct of, the IM Business has been obtained, stored, maintained and processed in compliance with relevant data privacy Laws applicable to such personal information and (ii) all rules, policies and procedures established by the Seller or any of its Subsidiaries with respect to the foregoing (to the extent applicable to the IM Business), in each case except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect. No claims have been asserted or threatened in writing against the Seller or any of its Subsidiaries (and to the Knowledge of the Seller, no such claims are likely to be asserted or threatened against the Seller or any of its Subsidiaries) by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such applicable data privacy Laws rules, policies or procedures, except for such claims as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect. The consummation of the Transaction and the other transactions contemplated by this Agreement will not breach or otherwise cause any violation of any such applicable data privacy Laws, rules, policies or procedures, other than any breach or violation would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect. The Seller and its Subsidiaries have taken commercially reasonable steps consistent with normal industry practice to protect the types of information referred to in this Section 2.12(c) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the Knowledge of the Seller, there has been no unauthorized access to or other misuse of such information that would reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect.

(d) Since January 1, 2009, (i) to the Knowledge of the Seller, none of the IM Business Entities or any director, officer or employee of any of the IM Business Entities, or any consultant, agent or other Person acting on behalf of any of the IM Business Entities has taken any action that would result in a violation of the U.S. Foreign Corrupt Practices Act, the UK Bribery Act of 2010 or any other applicable anti-corruption Law (the “Applicable Anti-Corruption Laws”), and (ii) the IM Business Entities have conducted their businesses in compliance with all Applicable Anti-Corruption Laws, and the IM Business Entities have instituted and maintain policies and procedures reasonably designed to cause each IM Business Entity to comply with all Applicable Anti-Corruption Laws.

2.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, (i) the IM Business Entities are in, and since January 1, 2009 the IM Business has been operated in, compliance with all applicable Environmental Laws with respect to the IM Business, (ii) the IM Business Entities have obtained and are in compliance with all IM Business Permits pursuant to Environmental Laws necessary for the operation of the IM Business as currently conducted, (iii) there are no suits, actions or proceedings pending or threatened, against the Seller or any of its Subsidiaries alleging a violation of Environmental Laws with respect to the IM Business, (iv) no Hazardous Material has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released at, on or under any property now or previously owned, leased or operated by the IM Business Entities, (v) to the Knowledge of Seller, no property now or previously owned, leased or operated by the IM Business Entities or any property to which the IM Business Entities have, directly or indirectly, transported or arranged for the transportation of any Hazardous Material is listed or, to Seller’s knowledge, proposed for listing, on the National Priorities List promulgated pursuant to CERCLA, on CERCLIS (as defined in CERCLA) or on any similar federal, state or foreign list of sites requiring investigation or clean-up, and (vi) to the Knowledge of Seller, there are no pending or threatened investigations of the IM Business, or any currently or previously owned or leased property of the IM Business Entities under Environmental Laws, which would reasonably be expected to result in the IM Business Entities incurring any material liability pursuant to any Environmental Law.

2.14 Proceedings. There are no Proceedings or claims pending against the Seller or an Affiliate of the Seller that would, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of the Seller to perform its obligations under this Agreement or consummate the Transaction and the other transactions contemplated hereby. There are no Proceedings or claims pending or, to the Knowledge of the Seller, threatened in writing against the Seller or its Subsidiaries with respect to the IM Business as conducted by the Seller and its Subsidiaries which, individually or in the aggregate, if determined or resolved in accordance with the plaintiff’s demands, could reasonably be expected to have an IM Business Material Adverse Effect.

2.15 Taxes.

(a) (i) Each of the IM Business Entities and, with respect to the IM Business Entities or the Purchased Assets, the Seller Entities and each Seller Group has timely filed in accordance with all applicable laws all material Tax Returns required to have been filed by it; (ii) all such material Tax Returns that have been filed were true and complete in all material respects (in the case of material Tax Returns of the Seller Entities and each Seller Group, with respect to the Purchased Assets and the IM Business Entities); (iii) all material Taxes required to be paid by the IM Business Entities or, with respect to the Purchased Assets, the Seller Entities or any Seller Group, have been timely paid or are properly reflected on the IM Business Financial Statements in accordance with GAAP or the applicable accounting principles; (iv) the Seller Entities have timely paid all material Taxes which will have been required to be paid on or prior to the Closing Date, the non-payment of which would result in a Lien on any Purchased Asset or would result in Purchaser becoming liable or responsible therefor; and (v) all material Taxes required to be withheld by the IM Business Entities have been timely withheld and timely remitted to the proper Taxing Authority.

(b) (i) The charges, accruals and reserves for Taxes with respect to the IM Business Entities reflected on the books of the IM Business Entities (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover material Tax liabilities accruing through the end of the last period for which the IM Business Entities ordinarily record items on their respective books; and (ii) Seller, or a relevant Seller Entity, has established, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of all material Taxes which arise from or with respect to the Purchased Assets or the operation of the IM Business and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Purchased Asset or would result in Purchaser or any of the IM Business Entities becoming liable therefor.

(c) (i) No material IM Business Return is under current examination by any Taxing Authority; (ii) all material IM Business Returns filed through the Tax year ended 2004 have been examined and closed or are IM Business Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired; (iii) no IM Business Entity has granted any extension or waiver of the statute of limitations period applicable to any material IM Business Return, which period (after giving effect to such extension or waiver) has not yet expired; (iv) there is no material claim, audit, action, suit, dispute, proceeding, investigation, assessment or Tax Proceeding now pending or threatened in writing against or with respect to any of the IM Business Entities in respect of any material Tax, Tax Asset or Tax Grant, and to the knowledge of Seller, none are expected; (v) there are no requests for rulings or determinations in respect of any material Tax, Tax Asset or Tax Grant pending between any of the IM Business Entities and any Taxing Authority; (vi) none of the IM Business Entities and any member of any Seller Group have received a formal written tax opinion with respect to any material transaction relating to the IM Business Entities other than (A) a transaction in the ordinary course of business or (B) a transaction occurring more than three years prior to the date hereof; and (vii) none of the IM Business Entities nor any Seller Entity has granted any power of attorney that will be binding on the Purchaser and will remain in force after the Closing Date with respect to any IM Business Returns or the Purchased Assets.

(d) Schedule 2.15(d) of the Seller Disclosure Schedules contains a list of all taxing jurisdictions (whether foreign or domestic) from which the Seller, any member of any Seller Group, or any of the IM Business Entities has received written notice stating that any of the IM Business Entities is required to pay a material Tax in such jurisdiction, but no Tax Return has been filed in such jurisdiction by any of the IM Business Entities.

(e) No IM Business Entity has been a member of an affiliated, consolidated, combined or unitary group other than one of which Seller, a Seller Entity, or an IM Business Entity was the common parent or one that has no common parent under applicable Tax Law; (ii) no IM Business Entity is party to any material Tax Sharing Agreement; and (iii) except with respect to any Taxes reflected on any Combined Tax Return, Conforming Tax Return, or Seller Separate Return, none of the Seller, any Seller Entity and any IM Business Entity has entered into any written agreement with any Taxing Authority with regard to the material Tax liability of any of the IM Business Entities, the IM Business or the Purchased Assets affecting any Tax period or Tax basis period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired, and, to the Knowledge of the Seller, there are no outstanding written requests in that regard.

(f) (i) None of the IM Business Entities is a direct or indirect beneficiary of a guarantee of material Tax benefits or any other material arrangement that has the same economic effect (including an indemnity from a seller or lessee of property, or other insurance) with respect to any transaction or tax opinion relating to any of the IM Business Entities; (ii) none of the IM Business Entities is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (iii) none of the IM Business Entities has participated in a disclosable transaction under the UK Disclosure of Tax Avoidance Schemes rules; and (iv) during the two-year period ending on the date hereof, none of the IM Business Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code (or any similar provision of any Tax law of any applicable jurisdiction).

(g) (i) None of the IM Business Entities will be required to include any material adjustment in taxable income for any Post-Closing Tax Period under Section 481(c) of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Pre-Closing Tax Period; and (ii) none of the Seller, any Seller Entity and any IM Business Entity has requested any extension of time within which to file any material IM Business Return and has not yet filed such material IM Business Return.

(h) None of the material property owned by any of the IM Business Entities is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(i) No election has been made under Treasury Regulations Section 301.7701-3 (or any similar provision of Tax Law of any applicable jurisdiction) to treat any of the IM Business Entities as an association, corporation or partnership; and (ii) no IM Business Entity is disregarded as an entity for Tax purposes.

(j) Schedule 2.15(j) of the Seller Disclosure Schedules contains a list of each material Tax Grant. The IM Business Entities have complied in all material respects with the conditions stipulated in each material Tax Grant, no submissions made to any Taxing Authority in connection with obtaining any material Tax Grant contained any material misstatement or omission and the transactions expressly contemplated by this Agreement will not adversely affect the eligibility of the IM Business Entities for any material Tax Grant. No Taxing Authority has proposed or threatened in writing a material reduction of any material Tax Grant of any of the IM Business Entities and to the Knowledge of Seller, there has not been any change of circumstances that could materially adversely affect the eligibility of any of the IM Business Entities to receive any material Tax Grant. No material Tax Grant will be materially affected by the signing or Closing or the satisfaction of any condition of this Agreement.

(k) No Purchased Asset or asset of any of the IM Business Entities is subject to any material Lien for Taxes except for any Lien for Taxes that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, and in either case, for which adequate reserves have been established in accordance with GAAP or the applicable accounting principles.

(l) Except as covered by Section 2.15(c)(iv), no material deficiency or proposed material adjustment for any Tax has been asserted, proposed, assessed or threatened, in each case, in writing, by any Taxing Authority against any of the IM Business Entities that has not been satisfied by payment, finally settled or withdrawn.

(m) Each IM Business Entity has been resident for tax purposes in its country of incorporation and nowhere else at all times since its incorporation and will be so resident at Closing.

(n) Except with respect to Taxes reportable on a Combined Tax Return, Conforming Tax Return, or Seller Separate Return, all IM Business Entities have retained and maintained all relevant records and documents for all Pre-Closing Tax Periods in accordance with applicable record and document retention Tax laws.

(o) Each of the IM Business Entities is duly registered for and has properly paid on a timely basis any material Taxes and/or social security contributions arising in connection with the employment or engagement of personnel and has made all material payments, returns and submissions to any Tax Authority in respect thereof.

(p) No IM Business Entity is or ever has been a party to a material transaction or material agreement that is materially in conflict with the Tax rules on transfer pricing in any relevant jurisdiction.

(q) All IM Business Entities in Singapore have paid all material stamp duty payable on all instruments or documents executed, signed or entered into by the IM Business Entities prior to the Closing Date, which are subject to such material stamp taxes, in a timely manner.

(r) None of the IM Business Entities has, at any time within the last six years, acquired any material asset from any other company (including another IM Business Entity) which was, at the time of the acquisition, or which has at any time after such acquisition become, a member of the same group of companies as that member for the purposes of any applicable Tax law.

Any other representation or warranty contained in this Article II notwithstanding, the representations and warranties contained in Section 2.05, Section 2.07(b) (in relation to Section 5.02(a)), Section 2.15, Section 2.16 and Section 2.17 constitute the sole representations and warranties of the Seller relating to Taxes.

2.16 Employee Benefit Plans. (a) For purposes of this Agreement, “Employee Plan” means any “employee pension benefit plan” as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “employee welfare benefit plan” as such term is defined in Section 3(1) of ERISA, and any other plan, agreement, program, policy or arrangement, whether or not written, involving insurance coverage (including self-insurance), employment, consulting, change in control, termination, protection or severance benefits, disability benefits, fringe benefits, supplemental unemployment benefits, health or medical benefits, dental benefits, employee assistance programs, disability benefits, accident insurance, workers’ compensation, vacation, holiday, sick leave, personal leave, tuition benefits, relocation or expatriate benefits, perquisites, retention benefits, overtime payments, leave encashment, provident and pension fund contributions, gratuity payments, profit-sharing, deferred compensation, bonuses, stock options, stock purchase rights, phantom stock, stock appreciation, employee stock ownership or other forms of incentive compensation or post-retirement compensation or benefits (i) that is sponsored, maintained, administered, contributed to or entered into by the Seller or any of its Affiliates for the current or future benefit of any IM Employee or (ii) for which any IM Business Entity has any direct or indirect liability.

(b) Schedule 2.16(b)(i) of the Seller Disclosure Schedules sets forth a complete list of the Employee Plans and specifies whether each such plan is sponsored, maintained or entered into by (i) one of the Seller Entities (each, a “Seller Plan”) or (ii) an IM Business Entity (each, an “IM Business Entity Plan”). Schedule 2.16(b)(ii) of the Seller Disclosure Schedules sets forth a complete list of each Seller Plan that, pursuant to Section 4.09, (A) Purchaser or one of its Affiliates will assume or retain (the Seller Plans set forth on such schedule, together with the IM Business Entity Plans set forth on Schedule 2.16(b)(i) of the Seller Disclosure Schedules, the “Assumed Plans”) and (B) each Seller Plan that is not an Assumed Plan (each, a “Retained Plan”). Schedule 2.16(b)(iii) sets forth a complete list of each Assumed Plan that covers IM Employees located primarily outside the United States (each, an “International Plan”).

(c) For each Assumed Plan, the Seller has provided to the Purchaser or made available in the data room a complete and accurate copy of such plan (or a description, if such plan is not written), including all amendments thereto, and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (ii) the current prospectus or summary plan description and all summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the IRS, (iv) the annual returns/reports (Forms 5500) and accompanying schedules and attachments thereto for the most recently completed plan year, (v) the most recently prepared actuarial report and financial statements, (vi) all material documents and correspondence relating thereto received from or provided to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (the

“PBGC”) or any other Governmental Entity during the past three years, (vii) all current administrative and other service contracts and amendments thereto with third-party services providers and (viii) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (vii) and where an International Plan is required to be registered under any Law, a copy of the most recent letter(s) received from the applicable Government Entity confirming registration of such International Plan and any applicable amendments to such International Plan. For each Retained Plan, the Seller has provided to the Purchaser or made available in the data room a complete and accurate copy of such plan (or a description, if such plan is not written), including all amendments thereto.

(d) None of the Seller Entities nor any trade or business, whether or not incorporated, under common control with any of the Seller Entities within the meaning of Section 414(b), (c), (m) or (o) of the Code (each an “ERISA Affiliate”) has any unsatisfied liability due and owing in respect of any of the Employee Plans (other than for PBGC premiums) to the PBGC or the IRS under Title IV of ERISA or Section 412, 430, 431 or 4971 of the Code that (i) would reasonably be expected to result in the imposition of any Lien on the Purchased Assets or (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, could reasonably be expected to result in the imposition of any liability on Purchaser or any of its ERISA Affiliates. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, none of the IM Business Entities has or is reasonably expected to have any liability under Title IV of ERISA (other than for PBGC premiums).

(e) Other than as expressly provided in this Agreement, neither the Seller nor any ERISA Affiliate has accrued any liability under any Employee Plan that (i) would reasonably be expected to result in any Lien on the Purchased Assets or on any other assets of Purchaser or its Affiliates or (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, could reasonably be expected to become a liability of the Purchaser or any Affiliate of the Purchaser.

(f) With respect to each Assumed Plan:

(i) such plan is not intended to be “qualified” within the meaning of Section 401(a) of the Code;

(ii) such plan is not a “multiemployer plan” (as defined in Section 3(3) of ERISA) (a “Multiemployer Plan”) and none of the IM Business Entities has or is reasonably expected to have any obligations to contribute to a Multiemployer Plan;

(iii) such plan is not subject to Section 302 or Title IV of ERISA or Section 412 of the Code;

(iv) such plan is not a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA;

(v) such plan, if intended to meet the requirements for tax-favored treatment under Section 105, 106, 125, 127, 129 or 137 of the Code, meets such requirements in all material respects;

(vi) such plan does not provide medical, surgical, hospitalization, death or similar benefits (whether or not insured) for any IM Employees for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law, or benefits (other than “access-only” retiree medical benefits) the full cost of which is borne by the IM Employee (or his or her dependent or beneficiary);

(vii) such plan, to the extent it is subject to the group health plan requirements of Sections 4980B and 9801 through 9834 of the Code and Sections 601 through 734 of ERISA, has complied with such requirements in all material respects;

(viii) no transaction has occurred in respect of such plan that has caused or would reasonably be expected to cause any IM Business Entity, Purchaser or any of its Affiliates to incur either a penalty pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code;

(ix) such plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA, the Code, the Social Security Act, the Securities Act of 1933 and the Securities Exchange Act of 1934, to the extent applicable, including the timely fulfillment of any notice, registration, reporting and filing obligation;

(x) except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a material liability, any contributions and insurance premiums required to be made under the terms of such plan have been timely made and, to the extent not yet due, any contributions, premiums and other liabilities as to such plan have been appropriately accrued on the IM Business Financial Statements; and

(xi) such plan has no terms or other condition that could prevent such plan’s sponsor from amending such plan in any manner whatsoever or terminating such plan and the obligations to provide benefits under such plan, except for (A) benefits that as of the date of the amendment or termination have been accrued under the terms of such plan in the event that such plan is an employee pension benefit plan (within the meaning of Section 3(2) of ERISA), (B) benefits for which as of the date of the amendment or termination a claim has already been incurred under the terms of such plan in the event that such plan is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) or (C) benefits provided under such plan for employees who are represented by a recognized collective bargaining unit and that cannot be amended or terminated by reason of applicable collective bargaining requirements or until applicable collective bargaining requirements have been satisfied.

(g) With respect to any Assumed Plan, except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a material liability, there are no actions, suits or claims (other than routine claims for benefits) pending, or to the Seller’s Knowledge threatened; and, to the Seller’s Knowledge, there are no facts that could give rise to any such actions, suits or claims (other than routine claims for benefits).

(h) Each International Plan (i) has been maintained in compliance with its terms and applicable Law in all material respects, (ii) if intended to qualify for special tax treatment, meets the requirements for such treatment in all material respects, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, in all material respects based on actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, Purchaser will receive the full benefit of any funds, accruals and reserves under the International Plans.

(i) If an Assumed Plan is a nonqualified deferred compensation plan as defined in Treasury Regulations Section 1.409A-1(a): (i) such plan is in both documentary and operational compliance, in all material respects, with the regulations issued under Code Section 409A, and (ii) to the Seller’s Knowledge, nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under such plan to a Tax imposed under Code Section 409A(a)(1) or 409A(b). For any Assumed Plan that is not intended to be subject to Code Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations section 1.409A-1(a)(2) through 1.409A-1(a)(5), or due to the application of Treasury Regulations section 1.409A-1(b), to the Seller’s Knowledge, all of the conditions required to retain such treatment remain in effect and are not expected to change so as to subject such plan to Code Section 409A.

(j) No Assumed Plan provides any participant therein with the right to any gross-up, indemnification or other reimbursement for any tax incurred, including under Section 409A, 457A or 4999 of the Code. No Employee Plan, individually or collectively, will result in the payment of any amount that would not be deductible by any of the IM Business Entities under Section 280G of the Code.

(k) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Seller or any of its Affiliates relating to, or change in employee participation or coverage under, any Assumed Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

2.17 Labor Relations; Employees. (a) The Seller and its Affiliates are not, with respect to any IM Employee, a party to, bound by, or negotiating in respect of, any collective bargaining agreement or any other agreement with any labor union, association or other employee group, nor, to the Knowledge of the Seller, is any IM Employee represented by any labor union or similar association. The consent or formal consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Seller to enter into this Agreement or to consummate the Transaction.

(b) No labor union or employee organization has been certified or recognized as the collective bargaining representative of any IM Employees. To the Knowledge of the

Seller, no efforts to have a labor union or employee organization certified or recognized as the collective bargaining representative of any IM Employee are pending.

(c) Within the last three (3) years, there has been no labor strike, work stoppage, lockout, slowdown or other material labor dispute with respect to any IM Employee and no labor strike, work stoppage, lockout, slowdown or other material labor dispute is pending or, to the Knowledge of the Seller, threatened that involves IM Employees. Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a material liability, (i) the Seller and its Affiliates have not, with respect to any IM Employee, committed any unfair labor practice or violated any employment Laws, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes, and (ii) there is no charge or complaint against the Seller, any of the Seller’s Affiliates or any of the IM Business Entities, with respect to any IM Employee, by a Governmental Entity pending or, to the Knowledge of the Seller, threatened.

(d) None of the Seller and its Affiliates is a party to any Contract or subject to any requirement that in any manner restricts it from relocating, consolidating, merging or closing, in whole or in part, any portion of the IM Business, subject to applicable Law, other than any such Contract that is terminable by the Seller or its Affiliates without material liability to the IM Business.

(e) Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a material liability, all IM Employees have been, or will have been on or before the Closing, paid all compensation (including any overtime, shift differential non-salary compensation, bonuses, commissions, or applicable severance and termination pay) owed and payable to them by the Seller Entities as of the Closing.

(f) Except as otherwise contemplated by this Agreement, neither the execution, delivery or performance of this Agreement by the Seller nor the consummation of the Transaction and the other transactions contemplated hereby (either alone or together with any other event) will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) to any IM Employee, (ii) increase any compensation or benefits otherwise payable to any IM Employee, (iii) result in the acceleration of the time of payment or vesting of any such benefits, (iv) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation under, any Assumed Plan or (v) limit or restrict the right of the IM Business Entities (and, after the Closing, Purchaser and its Affiliates) to merge, amend or terminate any Assumed Plan.

(g) No independent contractors, temporary employees or contract laborers of the IM Business Entities (including without limitation independent contractors whose contracts are Assigned Contracts) have any reasonable basis to claim status as an employee of the Seller Entities or the IM Business Entities.

(h) Neither the Seller nor any of its Affiliates has taken any action that would reasonably be expected to cause Purchaser or any of its Affiliates to have any material liability or other material obligation following the Closing Date under the WARN Act.

(i) As of the date hereof, no IM Employee who holds a title of Grade D or above has given notice or, to Seller’s Knowledge, intends to give notice to the Seller or any of its Affiliates that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(j) The Seller is in compliance in all material respects with the provisions of the Contract Labour (Regulation and Abolition) Act, 1970 (“CLRA”), the Employees’ Provident Fund and Miscellaneous Provisions Act, 1952 and the Employees’ State Insurance Act, 1948. All independent contractors engaged by the Seller for providing contract laborers have the necessary licenses required under CLRA and are in compliance with the provisions thereof.

2.18 Customers. Schedule 2.18(a) of the Seller Disclosure Schedules sets forth a list of all of the Customers (the “Material Customers”) that paid $2,500,000 or more in revenue to the Seller and its Subsidiaries in fiscal year 2011 for services of the IM Business. Since the Balance Sheet Date through the date of this Agreement, except for any changes set forth in Schedule 2.18(b) of the Seller Disclosure Schedules, there has not been (a) any materially adverse change in the business relationship of the Seller with any Material Customer with respect to the IM Business, or (b) any change in any material term of the Contracts with any Material Customer with respect to the IM Business. No Material Customer has given the Seller and its Subsidiaries written notice that such Material Customer intends, with respect to the IM Business, to cease or substantially decrease its current purchases of goods and services from or sales to the Seller or to materially change any terms of the Contracts with such Material Customer.

2.19 Insurance. The Seller and its Subsidiaries maintain policies of fire and casualty, liability and other forms of insurance with respect to the IM Business in such amounts, with such deductibles and against such risks and losses as are, in the judgment of the Seller, reasonable for the IM Business, as conducted by the Seller and its Subsidiaries. The insurance policies owned and maintained by the Seller and its Subsidiaries as of the date of this Agreement that relate to the IM Business, as conducted by the Seller and its Subsidiaries, are set forth in Schedule 2.19 of the Seller Disclosure Schedules. Except as would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect, (a) there is no claim by Seller relating to the IM Business that is pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which the underwriters have reserved their rights, (b) all premiums payable under all such policies have been timely paid and Seller has otherwise fully complied with the terms and conditions of all such policies, and (c) such policies of insurance (or other policies providing substantially similar insurance coverage) remain in full force and effect. To Seller’s Knowledge, there is no actual or threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies.

2.20 Seller Entity Credit Enhancements. Schedule 2.20 of the Seller Disclosure Schedules sets forth a true and complete list and description of the material arrangements, including, but not limited to, surety, performance and other bonds, that the Seller or any of its

Subsidiaries have provided, issued or entered into or for which the Seller or any of its Subsidiaries are the primary obligors, in each such case to support or facilitate business transactions or programs of the IM Business (“Credit Enhancements”) as of the date hereof. There are no additional Credit Enhancements of the Seller or any of its Subsidiaries related to the IM Business in an amount in excess of (i) $1,000,000 individually, or (ii) taking into account only Credit Enhancements of the Seller or its Subsidiaries related to the IM Business in an amount in excess of $100,000, $3,000,000 in the aggregate, and the Seller and its Subsidiaries are not currently in default under any Credit Enhancements.

2.21 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

2.22 Affiliate Transactions. No IM Business Entity and no Seller Entity with respect to the IM Business is a party to any agreement that involves amounts in excess of $100,000 per annum with (i) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of Seller or any of its Affiliates (other than Seller and its Subsidiaries), (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by Seller or any of its Affiliates (other than Seller and its Subsidiaries) or (iii) any director or officer of Seller or any of its Affiliates or any “associates” (other than Seller and its Subsidiaries) or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such director or officer.

2.23 No Other Representations or Warranties. Parent and the Purchaser acknowledge that (a) none of the Seller or any of its Affiliates has made any representation or warranty, expressed or implied, as to the Purchased Shares, the Purchased Assets, the Assumed Liabilities, the IM Business Entities or the IM Business or the accuracy or completeness of any information regarding the Purchased Shares, the Purchased Assets, the Assumed Liabilities, the IM Business Entities or the IM Business furnished or made available to Parent, the Purchaser and their respective representatives, except as expressly set forth in this Agreement or the Seller Disclosure Schedules, (b) neither Parent nor the Purchaser have relied on any representation or warranty from the Seller or any of its Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement or the Seller Disclosure Schedules, and (c) none of the Seller or any of its Affiliates shall have or be subject to any liability to the Purchaser or any of its Affiliates resulting from the distribution to Parent or the Purchaser, or Parent’s or the Purchaser’s use of, any such information, including any information, documents or material made available to Parent or the Purchaser in any “data rooms,” management presentations or in any other form in expectation of the Transaction and the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in the Purchaser Disclosure Schedules shall apply to the corresponding Section or Subsection of this Agreement, as well as to matters in other Sections or Subsections of this Agreement with respect to which the applicability of such disclosure is reasonably apparent), Parent and the Purchaser, jointly and severally, hereby represent and warrant to the Seller as follows:

3.01 Organization, Standing and Power. Each of Parent and the Purchaser is duly organized and validly existing and the Purchaser is in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent and the Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

3.02 Authority; Execution and Delivery; Enforceability. Each of Parent and the Purchaser has full power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby. The execution and delivery by each of Parent and the Purchaser of this Agreement and the consummation by each of Parent and the Purchaser of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate action. Each of Parent and the Purchaser has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

3.03 No Conflicts; Consents. The execution and delivery by Parent and the Purchaser of this Agreement does not, and the consummation of the Transaction and the other transactions contemplated hereby and compliance by Parent and the Purchaser with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or the Purchaser or any of their respective Subsidiaries under, any provision of (a) the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or the Purchaser, (b) any Contract to which Parent, the Purchaser or their respective Subsidiaries is a party or by which any of their respective properties or assets is bound, or (c) any Judgment or Law applicable to Parent, the Purchaser, or their respective Subsidiaries, or the properties or assets of Parent, the Purchaser or their respective Subsidiaries; in the case of clauses (b) and (c), other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent, the Purchaser or their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than (x) compliance with and filings under the HSR Act, (y) compliance with and filings under any other Antitrust Laws, and (z) those that may be required solely by reason of the Seller’s (as opposed to any other third party’s) participation in the Transaction and the other transactions contemplated hereby.

3.04 Financial Ability to Perform. Parent and the Purchaser have available to them as of the date hereof, and will have available to them at the Closing, funds sufficient to enable

Parent and the Purchaser to perform their obligations hereunder, including delivering the Closing Purchase Price and Purchase Price to the Seller, as and when contemplated by this Agreement.

3.05 Proceedings. There are no Proceedings or claims pending or, to the Knowledge of Parent or the Purchaser, threatened against the Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

3.06 Acquisition of Shares for Investment. Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of its purchase of the Purchased Shares. Purchaser confirms that Parent has made available to Purchaser and Purchaser’s agents the opportunity to ask questions of the officers and management employees of the IM Business Entities and the Seller Entities, as well as access to the documents, information and records of the IM Business Entities and the Seller Entities and to acquire additional information about the business and financial condition of the IM Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Entities and their respective Subsidiaries and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the Purchased Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Purchased Shares. Purchaser acknowledges that the Purchased Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities Laws, and agrees that the Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

3.07 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or the Purchaser.

ARTICLE IV

COVENANTS

4.01 Efforts. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall (and shall cause their respective Affiliates, if any, to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties to this Agreement in doing, all things necessary or advisable to consummate and make effective the Transaction and the other transactions contemplated by this Agreement and to cause the conditions set forth in Article VI to be satisfied, as promptly as practicable.

(b) Without limiting the generality of anything contained in Section 4.01(a) or elsewhere in this Agreement, each of the parties hereto undertakes and agrees to use its reasonable best efforts to: (i) make, as soon as practicable, all necessary filings and notifications and other submissions with respect to this Agreement, the Transaction and the other transactions

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contemplated hereby under the Antitrust Laws and, in any event, file the Notification and Report Form under the HSR Act no more than ten (10) Business Days after the date hereof; (ii) supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act or any other Antitrust Law and prosecute such filings and other presentations with diligence; and (iii) use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with Section 4.01 necessary to cause the expiration or termination of the applicable waiting period under the HSR Act and other Regulatory Approvals as promptly as possible and in any event prior to the Outside Date. The parties hereto will each advise the other party promptly of any communication received by such party or any of its Affiliates from the United States Federal Trade Commission, the United States Department of Justice, applicable foreign antitrust and other regulatory Governmental Entities, any state attorney general or any other Governmental Entity regarding the Transaction or any of the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received or provided by the Purchaser or the Seller, as the case may be, or any of their respective Affiliates, from or to any third party and/or any Governmental Entity. Each of the parties hereto agrees not to independently participate in any meeting with any Governmental Entity in connection with the Transaction and the other transactions contemplated hereby without giving the other parties reasonable advance notice prior to the meeting and the opportunity to attend and/or participate, in each case, unless prohibited by the Governmental Entity. The Seller and the Purchaser will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any applicable Antitrust Law or the Regulatory Approvals in connection with the Transaction and the other transactions contemplated hereby and provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications with a Governmental Entity relating to the Antitrust Laws or the Regulatory Approvals. The parties hereto shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 4.01 in a manner so as to preserve the applicable privilege. Anything to the contrary in this Section 4.01(b) notwithstanding, materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of the IM Business.

(c) Each of Parent, the Purchaser and the Seller shall use reasonable best efforts to take, or cause to be taken, any and all actions as may be required to cause the expiration of the notice or waiting periods under any of the Antitrust Laws with respect to the Transaction and the other transactions contemplated by this Agreement, to resolve such objections, if any, that a Governmental Entity may assert under any Antitrust Law with respect to the Transaction and the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity, in each case so as to enable the Closing to occur as promptly as possible after the execution of this Agreement, including without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent, the Purchaser or the IM Business Entities (or any of their respective Subsidiaries) or the IM Business, (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of Parent, the Purchaser or the IM Business Entities (or any of their respective

Subsidiaries) or the IM Business, and (z) otherwise taking or committing to take any action that would limit Parent’s, the Purchaser’s or the IM Business Entities’ freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent, the Purchaser or the IM Business Entities (including any of their respective Subsidiaries) in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, authorizations and other confirmations required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Transaction or any of the other transactions contemplated by this Agreement under any Antitrust Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Transaction or any of the other transactions contemplated by this Agreement; provided, however, that neither the Seller nor any of its Subsidiaries shall become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the IM Business Entities or the IM Business, unless such requirement, condition, understanding, agreement or order is binding on the Seller only in the event that the Closing occurs. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Purchaser or any of its Subsidiaries to, nor shall Seller or any of its Subsidiaries without the prior written consent of Purchaser agree or offer to: (i) effect any divestiture of, or hold separate (including by establishing a trust or otherwise), or agree to restrict its ownership or operation of, any business or assets of the IM Business or of Purchaser or its Subsidiaries, or to enter into any settlement or consent decree, or agree to any material limitation on the operation or conduct of the businesses of the IM Business or of Purchaser or its Subsidiaries, (ii) otherwise waive, abandon or alter any rights or obligations of the IM Business or of Purchaser or its Subsidiaries, or (iii) take any other action contemplated by the first sentence of this Section 4.01(c), in each of cases (i), (ii) and (iii), that would have an adverse effect on the Purchaser and its Subsidiaries or on the IM Business, in either case of a magnitude that, if affecting the IM Business only, would or would reasonably be expected to have, individually or aggregated with other actions described in clauses (i), (ii) or (iii) above, an IM Business Material Adverse Effect (provided that, for the avoidance of doubt, none of the exclusions set forth in the definition of IM Business Material Adverse Effect shall be deemed to apply).

(d) Each of Parent, Purchaser and Seller shall not, and shall cause each of its Affiliates not to, take any action which is intended to or which would reasonably be expected to adversely affect the ability of any of the parties hereto from obtaining (or cause delay in obtaining) any Regulatory Approvals, from performing its covenants and agreements under this Agreement, or from consummating the Transaction and the other transactions contemplated by this Agreement.

(e) Prior to the Closing, each party shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain, and to cooperate in obtaining, all consents from third parties other than Regulatory Approvals necessary or appropriate to permit the consummation of the Transaction and the other transactions contemplated hereby including, without limitation, the consents and approvals referred to in Section 2.03 and 3.03 hereof, and in addition, prior to the Closing, Seller shall use its reasonable best efforts to obtain the consents set forth on Schedule

4.01(e)(i) of the Seller Disclosure Schedules (the “Required Third Party Consents”) in form and substance reasonably satisfactory to Purchaser and remaining in full force and effect at Closing; provided, however, in each case, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (other than de minimis fees or nominal filing or application fees); provided, further, that the Seller shall not enter into any amendment or additional agreement with the counterparty from whom a Required Third Party Consent is sought that is adverse to any IM Business Entity, the Purchaser or Parent without the prior written consent of Purchaser. Seller shall keep Purchaser reasonably apprised of the status of obtaining any Required Third Party Consent. If Seller shall not have obtained a Required Third Party Consent on or before the Closing Date, it shall take the actions (if any) set forth in Schedule 4.01(e)(ii) of the Seller Disclosure Schedules for the relevant Required Third Party Consent. The actions set forth in Schedule 4.01(e)(ii) of the Seller Disclosure Schedules and indemnification identified in Item 1 of Schedule 8.02(a) of the Seller Disclosure Schedules shall be the sole remedies, if any, of Parent and the Purchaser for the failure to obtain any Required Third Party Consent, regardless of the reason for such failure, and the Seller shall have no other liability or indemnification for such failure. Nothing in this Section 4.01(e) limits the rights and obligations of the parties under the other provisions of this Section 4.01.

4.02 Covenants Relating to Conduct of IM Business. (a) Except as set forth in Schedule 4.02 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, from the date of this Agreement to the Closing, except as the Purchaser may consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Seller shall (and shall cause its Subsidiaries to) conduct the IM Business in the ordinary course and, to the extent consistent therewith, use commercially reasonable efforts to keep intact their respective businesses, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal, in each case, as it relates to the IM Business, provided, however, that no action by Seller or its Subsidiaries with respect to matters specifically addressed by any provision of Section 4.02(b) shall be deemed a breach of this Section 4.02(a) unless such action would constitute a breach of such provision of Section 4.02(b).

(b) The foregoing notwithstanding, except as set forth in Schedule 4.02 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement or as relates to Taxes (Taxes being governed by Article V), the Seller shall not do (or permit any of its Subsidiaries, including any of the IM Business Entities, to do) any of the following without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) except (A) as required by applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code) or the terms of any Employee Plan as in effect on the date hereof or (B) as expressly contemplated pursuant to Section 4.09, (1) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any IM Employee, (2) increase the compensation or benefits provided to any IM Employee (other than any increase in base salary or wage rate in the ordinary course of business consistent with past practice for any such employee who (i) holds a title of Grade A, B, C or D and (ii) has an annual base salary or wage rate not in excess of $100,000 (or for non-U.S. employees, the applicable foreign currency equivalent) (the “Non-Key Employees”)), (3) establish, adopt, enter into or amend any employee benefit plan or arrangement with respect to any IM Employee (other than any establishment, adoption, entering into or amendment of a Retained Plan in a manner that applies substantially similarly to employees of Seller or any Affiliate of Seller who are not IM Employees and that does not materially increase the cost to any IM Business Entity), (4) terminate the employment of any IM Employee (other than for cause or in the ordinary course of business consistent with past practice for any Non-Key Employee), (5) hire any individual who, upon such hiring, would be an IM Employee, other than hiring in the ordinary course of business consistent with past practice an individual who would be a Non-Key Employee or (6) transfer the employment of (x) any IM Employee (other than a Removed Employee or Non-Continuing Employee) to any Seller Entity or (y) any individual who is not an IM Employee to any IM Business Entity;

(ii) incur or assume any liabilities, obligations or indebtedness, in each case, for borrowed money with respect to the IM Business or guarantee any such liabilities, obligations or indebtedness, other than (A) in the ordinary course of business; (B) liabilities, obligations or indebtedness to the Seller or any of its wholly owned Subsidiaries; or (C) as is satisfied or assumed by any Seller Entity prior to or at Closing such that no IM Business Entity is liable for such liabilities, obligations, indebtedness or guarantees following the Closing;

(iii) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the IM Business, other than those required by GAAP;

(iv) subject any of the Purchased Assets or any of the properties or assets (whether tangible or intangible) of the Purchased Entities (other than Excluded Assets) to any Lien except for Permitted Liens;

(v) make or incur any capital expenditure in connection with the IM Business or agree to any commitment of a capital nature with respect to the IM Business, other than (A) capital expenditures and commitments that are included in the budget for the nine (9)-month period commencing on the Balance Sheet Date attached hereto as Schedule 4.02(b)(v) of the Seller Disclosure Schedules; (B) capital expenditures and commitments required on an emergency basis or to respond to an event of force majeure; and (C) other capital expenditures and commitments in an amount not in excess of $2,500,000 for all commitments in the aggregate;

(vi) sell, assign, lease, license, abandon, allow to lapse, transfer, convey or otherwise dispose of (A) any of the Purchased Assets to any person other than the Seller or any of its wholly owned Subsidiaries or (B) any of the properties or assets of the Purchased Entities (including, in each case, any IM Business Intellectual Property) to any person other than an IM Business Entity, except in the ordinary course of business consistent with past practice or for the purpose of disposing of obsolete or worthless assets with suitable replacements being obtained therefor as necessary for the continued conduct of the IM Business as presently conducted;

(vii) enter into, modify, amend, extend or terminate any Lease, other than any such entry into, modification, amendment, extension or termination that would not reasonably be expected to adversely affect the IM Business;

(viii) modify, amend, extend or terminate any Material Contract, other than any such modification, amendment, extension or termination that is entered into in the ordinary course of business and that would not reasonably be expected to adversely affect the IM Business;

(ix) enter into any Contract that would be a Material Contract, other than any such Contract entered into in the ordinary course of business consistent with past practice and that would not reasonably be expected to adversely affect the IM Business;

(x) enter into, modify, amend or extend any Contract that is or would be a Scheduled Contract;

(xi) other than in connection with actions permitted by Section 4.02(b)(v) or Section 4.02(b)(vi), permit any IM Business Entity to make any loans, advances or capital contributions to, or investments in, any other Person (other than any other IM Business Entity), other than in the ordinary course of business consistent with past practice;

(xii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect any IM Business Entity from engaging or competing in any line of business, in any location or with any Person;

(xiii) permit any of the IM Business Entities to enter into or agree to enter into any merger or consolidation with any Person other than another IM Business Entity;

(xiv) settle, or offer or propose to settle any litigation, investigation, arbitration, proceeding or other claim involving or against any of the IM Business Entities that requires the payment by an IM Business Entity of more than $1,000,000 individually or that limits or otherwise restricts the IM Business from operating in the ordinary course of business in any material respect; or

(xv) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

4.03 Confidentiality. The Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of a confidentiality agreement between Parent and the Seller effective as of November 7, 2011, as amended (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the IM Business; provided, however, that Parent and the Purchaser acknowledge that their obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by the Seller or its Representatives concerning the Seller or any of its Affiliates shall continue to remain subject to the terms and conditions of the Confidentiality Agreement for such period of time as provided in the Confidentiality Agreement, any termination of the Confidentiality Agreement that has or would otherwise occur notwithstanding, until such time as the information is no longer deemed to be Confidential Information, as that term is defined in the Confidentiality Agreement.

4.04 Access to Information. (a) The Seller shall afford to the Purchaser reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the properties, books, Contracts and records of the Seller and its Subsidiaries related to the IM Business (including, to the extent permitted by applicable Law, personnel records of the IM Employees) and, during such period shall furnish promptly to the Purchaser, at the Purchaser’s expense, any information concerning the IM Business as the Purchaser may reasonably request; provided, however, that such access shall, in all cases, be subject to confidentiality obligations that the Seller Entities have to third parties with respect to records, documents and information, and provided such access does not unreasonably disrupt the normal operations of the IM Business. All such information and documents obtained by the Purchaser shall be subject to the terms of the Confidentiality Agreement. The Seller shall have no obligation to disclose, and neither Parent nor the Purchaser shall disclose, to any Representative of Parent or the Purchaser any confidential information relating to the Seller Entities, the IM Business Entities or the IM Business unless such Representative shall have agreed in writing to be bound by the terms the Confidentiality Agreement and such writing shall have been delivered to the Seller.

(b) The Purchaser shall afford to the Seller reasonable access, upon reasonable notice during normal business hours during the period following the Closing, to all the properties, books, Contracts and records of the IM Business Entities, and, during such period shall furnish promptly to the Seller, at the Seller’s expense, any information concerning the IM Business as the Seller may reasonably request, in each case in order to permit the Seller Entities to satisfy financial reporting obligations and comply with applicable Law; provided, however, that such access shall, in all cases, be subject to confidentiality obligations that the IM Business Entities have to third parties with respect to records, documents and information, and provided, further, that such access does not unreasonably disrupt the normal operations of the IM Business. The Seller shall, and shall cause the other Seller Entities to, keep confidential and not use for any purpose for one year all non-public information received pursuant to this Section 4.04(b) regarding the IM Business, subject to the use by the Seller contemplated by the preceding sentence and except as contemplated by the Transaction Document; provided that such confidentiality obligations shall not apply to any information that becomes public without breach of such obligations by the Seller, any information that is received by the Seller Entities from a third party not known by the Seller Entities to be bound by a confidentiality obligation to the IM Business Entities, and any information that is independently developed by the Seller Entities.

4.05 Publicity. Each party has allowed or shall allow the other party reasonable time to comment on such party’s initial press release, if any, to be issued with respect to the

Transaction and the other transactions contemplated hereby. From the date hereof through the Closing Date, neither Seller, on the one hand, nor Parent nor Purchaser, on the other hand, shall make any public statement, release or announcement concerning the Transaction and the other transactions contemplated hereby that is inconsistent with such initial press release, and in any case shall allow the other party (to the extent feasible and permitted by Law) reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the consent of such other party shall not be required).

4.06 No Solicitation. (a) From and after the date of this Agreement, the Seller shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative (collectively, the “Representatives”) of the Seller or any of its Subsidiaries to, (i) solicit, initiate, endorse or knowingly encourage or facilitate (including by way of furnishing non-public information) any IM Proposal or offer or afford access to the employees, business, properties, assets, books or records of the Seller or any of its Subsidiaries with respect to, or the making or completion of, any IM Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any agreement with respect to any IM Proposal, or (iii) resolve, propose or agree to do any of the foregoing. The Seller shall, and shall cause its Subsidiaries to, immediately after the date of this Agreement, (x) cease and cause to be terminated any existing activities, discussions or negotiations by the Seller, its Subsidiaries or any Representative of the Seller with any Person conducted heretofore with respect to any of the foregoing and (y) promptly request and use commercially reasonable efforts to obtain the prompt return or cause the destruction of all copies of confidential information previously furnished to any such Person.

(b) After the date of this Agreement, the Seller shall promptly inform its Representatives, and shall cause its Subsidiaries promptly to inform their respective Representatives, of the obligations under this Section 4.06. Without limiting the foregoing, it is understood that any violation of the provisions of this Section 4.06 by the Seller’s Subsidiaries or the Representatives of the Seller or its Subsidiaries shall be deemed to be a breach of this Section 4.06 by the Seller.

4.07 Intercompany Arrangements. Prior to or at the Closing, all intercompany balances and accounts between the Seller Entities, on the one hand, and the IM Business Entities, on the other hand, shall be eliminated or settled, whether by way of repayment, satisfaction, distribution, contribution or otherwise, and, except for the Transaction Documents to be entered into in connection with this Agreement, all Contracts and other arrangements between the Seller Entities, on the one hand, and the IM Business Entities, on the other hand, shall automatically terminate, in each case without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder following the Closing.

4.08 Tail Coverage. On or prior to the Closing Date, the Seller shall cause the IM Business Entities to purchase errors and omissions insurance tail coverage for a period of six years after the Closing Date covering any and all occurrences prior to the Closing with respect to the IM Business. Such coverage shall be in a minimum amount of $20,000,000, with a maximum deductible of $2,500,000. The foregoing notwithstanding, in lieu of causing the purchase of such errors and omissions insurance tail coverage, the Seller may maintain, for a period of six years following the Closing Date, its existing errors and omissions insurance coverage with respect to occurrences prior to the Closing with respect to the IM Business, or replacement insurance with deductible and coverage limits at least as favorable to the insured as the Seller’s errors and omissions coverage as of the date of this Agreement. Any tail or replacement insurance required to be purchased pursuant to this paragraph shall be written by one or more insurance companies having an A.M. Best or comparable rating at least equal to that of the insurance company that has written the Seller’s errors and omissions insurance coverage as of the date of this Agreement.

4.09 Employee Matters. (a) Employee Schedule. Schedule 4.09(a)(i) of the Seller Disclosure Schedules sets forth each employee who is employed by an IM Business Entity that is not an IM Corporate Service Employee (each, an “IM Business Entity Employee”) as of March 18, 2012, and shall be updated by the Seller (and promptly furnished to the Purchaser) to be current as of fifteen (15) Business Days following the date hereof, and shall be updated by Seller and promptly furnished to the Purchaser no less frequently than every ten (10) Business Days thereafter until the Closing Date. Schedule 4.09(a)(ii) of the Seller Disclosure Schedules sets forth each employee who is employed by a Seller Entity and performs (or would perform but for being on any leave described below) a majority of his or her duties on behalf of the IM Business but is not an IM Corporate Service Employee (each, an “IM Seller Entity Employee”) as of March 18, 2012, and shall be updated by the Seller to be current as of fifteen (15) Business Days following the date hereof (and promptly furnished to the Purchaser), and shall be updated by Seller (and promptly furnished to the Purchaser) no less frequently than every ten (10) Business Days thereafter until the Closing Date. Each such schedule sets forth, for each employee set forth on such schedule and to the extent permissible under applicable privacy Laws, such employee’s employee identification number, employer, title, hire date, date of birth, location, annual base salary or hourly wage rate, most recent annual bonus received, target bonus opportunity, whether full- or part-time and whether active or on leave (and, if on leave, the nature of the leave, the commencement date of leave and the expected return date). Schedule 4.09(a)(iii) of the Seller Disclosure Schedules sets forth, for each independent contractor who is an individual engaged by an IM Business Entity as of February 29, 2012, such service provider’s duties, rate of base fees and, if applicable, incentive opportunity, and shall be updated by the Seller (and promptly furnished to the Purchaser) to be current as of the last day of each calendar month thereafter until the Closing Date.

(b) Continuing Employees and Removed Employees. Schedule 4.09(b) of the Seller Disclosure Schedules, which shall be updated by the Seller, subject to the consent of the Purchaser, to be current as of a date fifteen (15) Business Days following the date hereof and delivered to the Purchaser no later than twenty (20) Business Days following the date hereof, sets forth each IM Business Entity Employee who shall not continue to be employed by the IM Business Entities on or after the Closing Date (each, a “Removed Employee”). Effective as of as close as practicable to the Closing Date, the Seller shall (or shall cause the applicable IM Business Entity to) transfer each Removed Employee from the applicable IM Business Entity to a Seller Entity such that, immediately prior to the Closing, each such employee shall be employed by a Seller Entity. No later than ten (10) Business Days prior to the Closing Date, the Purchaser may designate IM Business Entity Employees and IM Seller Entity Employees that will not continue with or transfer to the IM Business (each, a “Non-Continuing IM Business Employee”). For the avoidance of doubt, the Removed Employees, Non-Continuing IM Business Employees and Hyderabad Retained Employees shall in each case not be Continuing Employees for any purpose or provision of this Agreement, and Seller and its Affiliates shall, except as expressly set forth otherwise in this Section 4.09, retain or assume all liabilities for such employees, regardless of when incurred. Effective as of the Closing, each individual who as of the Closing is an IM Business Entity Employee who is not a Removed Employee or a Non-Continuing IM Business Employee shall, subject to Section 1.12, continue to be an employee of the applicable IM Business Entity immediately after the Closing (each a “Continuing IM Business Employee”).

(c) Employment Offers. The Purchaser shall (or shall cause an Affiliate to) make an offer of employment to each IM Seller Entity Employee who is not a Non-Continuing IM Business Employee no later than five (5) Business Days prior to the Closing Date; provided that, to the extent such offer provides for terms and conditions of employment, such terms and conditions shall not be inconsistent with Section 4.09(e). The Purchaser may (or may cause an Affiliate to), with respect to each individual listed on Schedule 4.09(c) of the Seller Disclosure Schedules (each, an “IM Corporate Service Employee”), designate such IM Corporate Service Employee for transfer and make an offer of employment to such IM Corporate Service Employee no later than five (5) Business Days prior to the Closing Date; provided that, to the extent such offer provides for terms and conditions of employment, such terms and conditions shall not be inconsistent with Section 4.09(e). Each IM Seller Entity Employee and IM Corporate Service Employee who accepts such offer of employment from Purchaser or its Affiliate and commences such employment is referred to herein as a “Transferred Employee” (and, together with the Continuing IM Business Employees, the “Continuing Employees”). Notwithstanding the foregoing, any IM Seller Entity Employee who is not a Non-Continuing IM Business Employee and who is on a leave of absence (other than long-term disability) from employment with any Seller Entity on the Closing Date (each, an “Inactive Employee”) shall remain an employee of such Seller Entity immediately after the Closing and, upon such employee’s return to active employment within 180 days after the commencement of such leave, Purchaser shall, or shall cause its Affiliates to, make an offer of employment to such employee; provided that, to the extent such offer provides for terms and conditions of employment, such terms and conditions shall not be inconsistent with Section 4.09(e). Any such Inactive Employee who accepts such offer of employment shall become a Transferred Employee and a Continuing Employee upon such employee’s commencement of employment with Purchaser or its Affiliate. For the avoidance of doubt, the Seller shall retain all liabilities with respect to any (i) Inactive Employee who does not return to active employment within 180 days after the commencement of such employee’s leave of absence, (ii) Inactive Employee who returns to active employment within such 180 days but who either does not receive an offer of employment from Purchaser (or its applicable Affiliate) or who does not accept an offer of employment from Purchaser (or its applicable Affiliate) or who accepts such offer but does not commence such employment or (iii) IM Seller Entity Employee who is on long-term disability on the Closing Date.

(d) Specified Employee Expenses. The Seller shall be liable for the items set forth on Item 1 of Schedule 4.09(d) of the Seller Disclosure Schedules, and the Seller shall promptly reimburse Purchaser for the items set forth on Item 2 of Schedule 4.09(d) of the Seller Disclosure Schedules; provided that the Seller’s liability under this Section 4.09(d), shall not exceed $15,000,000 in the aggregate and the Purchaser shall be responsible for all items on Schedule 4.09(d) of the Seller Disclosure Schedules to the extent exceeding $15,000,000 in the aggregate.

(e) Maintenance of Compensation and Benefits. The “Transfer Date” means, for any Transferred Employee, the date on which such employee commences employment with the Purchaser or its Affiliate (including any IM Business Entity) and, for any Continuing IM Business Employee, the Closing Date. For the period beginning on the applicable Transfer Date and ending on the first (1st) anniversary of the Closing Date (or, in the case of each Hyderabad Retained Employee, the period beginning on the Closing Date and ending on the Hyderabad Transfer Date), (i) Purchaser shall provide (or cause the applicable Affiliate to provide) to each Continuing Employee (or Hyderabad Retained Employee) (A) a base salary or wage rate that is no less than that provided to such employee immediately prior to the Closing Date, (B) severance benefits that are no less favorable in the aggregate than those provided to such employee immediately prior to the Closing Date, and (C) other compensation and benefits (excluding long-term and short-term incentive payments (which are addressed in Section 4.09(l)), retention bonuses, one-time bonus payments, one-time incentive payments and implementation bonuses) that are no less favorable in the aggregate, than those provided to such employee immediately prior to Closing Date and (ii) Purchaser shall not require or provide for the relocation of any Continuing Employee’s principal place of work from such employee’s principal place of work in effect immediately prior to such Transfer Date; provided that the foregoing provisions of clause (ii) notwithstanding, the Purchaser or an Affiliate of Purchaser may require the relocation of any Continuing Employee who, as of immediately prior to the applicable Transfer Date, serves in a customer-facing role, including without limitation in a sales or professional services role. Nothing in this Agreement shall obligate Purchaser or its Affiliates to continue the employment of any Continuing Employee or otherwise alter the “at-will” status of any such employee. For the avoidance of doubt, the Removed Employees, the Non-Continuing IM Business Employees, the Hyderabad Retained Employees and the IM Seller Entity Employees who do not commence employment with Purchaser or one of its Affiliates shall not be Continuing Employees for any purpose or provision of this Agreement, and the Seller and its Affiliates shall, except to the extent expressly provided otherwise in Section 4.09(d), retain all liabilities for such employees, regardless of when incurred.

(f) Retained Plans. Effective as of the Closing, the Seller Entities shall assume or retain sponsorship and administration of each Retained Plan, which plans specifically shall not be assumed or retained by Purchaser. The Seller shall take all action necessary to cause, (i) effective as of the Closing Date, the IM Business Entities to cease to be participating employers in the Retained Plans and (ii) except as provided otherwise in this Section 4.09, effective as of the applicable Transfer Date, the active participation of the Continuing Employees in the Retained Plans to terminate; provided that nothing herein shall be construed to limit the rights of any Continuing Employees, and their dependents and beneficiaries, with respect to benefits accrued under the Retained Plans with respect to periods prior to the Closing Date.

(g) Assumed Plans. Purchaser or one of its Affiliates shall, as of the applicable Transfer Date, assume or retain sponsorship and administration of each Assumed Plan with respect to the obligations thereunder related to each Continuing Employee; provided that nothing in this Agreement shall be interpreted as limiting the power, after the applicable Transfer Date, of the Purchaser or any of its Affiliates to amend or terminate any particular Assumed Plan in accordance with the terms of such plan and applicable Law.

(h) Employee Communication. The Seller, Parent and Purchaser intend that for purposes of any Employee Plan that is a severance or termination benefit plan, program, policy, agreement or arrangement, the Transaction and the other transactions contemplated by this Agreement shall not alone constitute a severance of employment of any IM Employee prior to or upon the consummation of the Transaction and the other transactions contemplated by this Agreement, and that the Continuing Employees will have continuous and uninterrupted employment immediately before, during and immediately following their applicable Transfer Dates. The Seller shall cooperate in good faith with Purchaser, commencing promptly after the date hereof, to facilitate full and complete access to and communication with, and if requested by Purchaser arrange individual meetings with, each of the IM Employees, on reasonable notice to the Seller and during normal business hours, in connection Purchaser’s or its Affiliates’ offers of employment (or consideration for continued employment) and transitioning issues for all such employees.

(i) Vacation and Sick Leave. Purchaser shall, and shall cause its Affiliates to, take appropriate actions so that each Continuing Employee shall after the applicable Transfer Date continue to be credited with the unused vacation and unused sick leave credited to such employee through such Transfer Date under the applicable vacation and sick leave policies of the Seller Entities and their Affiliates, and the Purchaser and its Affiliates shall permit or cause such employees to use such vacation and sick leave after such Transfer Date in accordance with such policies; provided that Purchaser’s obligation pursuant to this Section 4.09(i) shall apply only to the extent that the amount of such unused vacation and unused sick leave is reflected or reserved on the Post-Closing Statement.

(j) Retiree Medical. Following each Continuing Employee’s termination of employment with Purchaser and its Affiliates at any time on or prior to the first (1st) anniversary of the Closing Date, the Seller shall provide such employee with post-retirement medical, life insurance and other benefits under the applicable Retained Plan in accordance with the terms of such plan on the same basis as if such employee’s employment had continued with the Seller Entities through the date of such termination. The foregoing shall not be construed to limit the Seller’s ability to amend or terminate any such Retained Plan in accordance with its terms and applicable Law; provided that no such action shall cause the Continuing Employees’ entitlement to benefits under any such plan pursuant to this Section 4.09(j) to be less favorable than that of similarly situated participants in such plan who are not Continuing Employees. For the avoidance of doubt, the Seller Entities shall retain all liabilities arising out of relating to the benefits provided to Continuing Employees pursuant to this Section 4.09(j).

(k) Pension, Deferred Compensation and Retirement Savings Plans. The Seller shall take appropriate action to cause, effective as of the applicable Transfer Date, each Continuing Employee who is a participant in the Convergys Pension Plan, the Convergys Excess Plan, the Convergys Supplemental Executive Retirement Plan, the Seller’s 401(k) plan (the “Seller 401(k) Plan”) or the Convergys Executive Deferred Compensation Plan to become fully vested in such employee’s benefit or account balance under such plan, as applicable. As soon as administratively practicable following the Closing Date, Purchaser shall (or shall cause one of its

Affiliates to) accept rollovers by Continuing Employees of their account balances under the Seller 401(k) Plan into a defined contribution plan qualified under Section 401(a) of the Code that is maintained by Purchaser or one of its Affiliates. The parties agree that no loan balances or promissory notes of the Continuing Employees under the Seller 401(k) Plan shall be transferred pursuant to this Section 4.09(k). The Purchaser’s obligation to accept such rollovers shall be subject to the Purchaser’s receipt from the Seller of a favorable determination or opinion letter from the IRS regarding the qualified status of the Seller 401(k) Plan. With respect to (i) non-U.S. Continuing Employees who, immediately prior to the applicable Transfer Date, participate in a defined contribution, account balance or other retirement savings arrangement that is a Retained Plan, Purchaser in its sole discretion may adopt or designate a replacement defined contribution, account balance or other retirement savings arrangement sponsored or maintained by Purchaser (or any of its Affiliates) to which such non-U.S. Continuing Employees may, following the applicable Transfer Date and to the extent permitted without penalty under applicable Law, roll over their account balances from the applicable Retained Plan, and (ii) non-U.S. Non-Continuing IM Business Employees who, immediately prior to the Closing Date, participate in a defined contribution, account balance or other retirement savings arrangement that is an Assumed Plan, Seller may, in its sole discretion, designate a Retained Plan as a replacement defined contribution, account balance or other retirement savings arrangement to which such non-U.S. Non-Continuing IM Business Employees may, following the applicable Transfer Date and to the extent permitted without penalty under applicable Law, roll over their account balances from the applicable Assumed Plan.

(l) Incentive Compensation.

(i) The Seller shall take all action necessary to cause each Continuing Employee who holds awards of equity-based compensation granted under any Retained Plan in calendar years prior to the 2012 calendar year to become fully vested in such awards as of the applicable Transfer Date, and the Seller shall retain all liability arising from or relating to such awards. With respect to each Continuing Employee who holds one or more awards of equity-based compensation granted under any Retained Plan in the 2012 calendar year that will be forfeited in accordance with their terms (including pursuant to a reasonable interpretation of such terms by the board of directors of Seller or a committee thereof) as of the applicable Transfer Date (each, a “2012 Forfeited Award”), the material terms of which 2012 Forfeited Awards are set forth in Schedule 4.09(l) (including number of shares or amount subject to such award and the vesting acceleration and forfeiture terms of such award), Purchaser shall, as soon as reasonably practicable after the applicable Transfer Date, grant such employee one or more incentive compensation awards that provide incentive opportunities that are substantially comparable in the aggregate to the incentive opportunities applicable to such Continuing Employee’s 2012 Forfeited Award(s) as of immediately prior to the Closing.

(ii) With respect to any cash bonuses (excluding incentive compensation replacing any 2012 Forfeited Award) and other short-term cash incentive compensation (the aggregate amount of such compensation that is paid by Purchaser pursuant to this Section 4.09(l)(ii), the “Cash Incentive Compensation”), Purchaser and its Affiliates shall pay to each Continuing Employee for the year in which the Closing occurs an amount not less than that which such Continuing Employee would otherwise have received pursuant to the applicable Retained Plan (the Seller has provided to the Purchaser or made available in the data room a complete list of each of the incentive compensation recipients and each such recipient’s target incentive amount) (as if each Continuing Employee’s employment with Purchaser or its applicable Affiliate after the Closing were deemed to be employment with Seller or its applicable Affiliate for purposes of eligibility to receive such Cash Incentive Compensation), with any appropriate adjustments to be made by the Purchaser in good faith. Within twenty (20) Business Days after the date that the Cash Incentive Compensation is paid, the Seller shall reimburse the Purchaser for a pro rata portion of the Cash Incentive Compensation, to the extent not reflected in the Adjustment Amount, with such portion determined by multiplying the Cash Incentive Compensation by a fraction, the numerator of which is the number of days from January 1 of the year in which the Closing occurs through the Closing Date, and the denominator of which is 366.

(m) Service Credit. Purchaser and its Affiliates shall, as of and after the applicable Transfer Date, take appropriate actions so that, for all purposes under each employee benefit plan maintained by Purchaser or any of its Affiliates in which Continuing Employees become eligible to participate, each Continuing Employee shall be given credit for all service (including service used to determine eligibility for, vesting in, and benefit accruals under such plan, except benefit accruals under any defined benefit pension plan of the Purchaser or its Affiliates) credited prior to the applicable Transfer Date with the Seller Entities. The preceding sentence notwithstanding, no such service will be credited to the extent it would result in a duplication of benefits.

(n) Pre-Existing Conditions; Co-Payments and Deductibles. Upon and after the applicable Transfer Date, the Purchaser and its Affiliates shall use their reasonable best efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare or fringe benefit plans maintained by Purchaser or any of its Affiliates (the “Parent Welfare Plans”) in which such employees may be eligible to participate after the applicable Transfer Date, other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied under the corresponding welfare or fringe benefit plans maintained by the Seller Entities prior to such Transfer Date and (ii) provide each Continuing Employee with credit under any Parent Welfare Plans in which such employee becomes eligible to participate after the applicable Transfer Date for any co-payments and deductibles and other out-of-pocket expenses paid by such employee for the then current plan year under the corresponding welfare plans maintained by the Seller Entities and their respective Affiliates prior to such Transfer Date.

(o) WARN Act. Purchaser shall be responsible for any obligation with respect to the Continuing Employees under the WARN Act arising or accruing after the Closing Date, and the Seller shall be responsible for any such obligation with respect to the Continuing Employees arising or accruing on or before the Closing Date. The parties agree to cooperate in good faith to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by this Agreement.

(p) Personnel Records. To the extent permitted by applicable Law, the originals of all records (including without limitation forms I-9) set forth in the Continuing Employees’ personnel files (the “Personnel Records”) that are created prior to the applicable Transfer Date, to the extent not otherwise transferred in connection with the Transaction and the other transactions contemplated by this Agreement, shall be transferred to Purchaser or Purchaser’s Affiliates as of such Transfer Date (with the Seller retaining copies of all such records, at the Seller’s option). The originals of all personnel records of all former employees of the IM Business and all IM Employees who are not Continuing Employees shall remain with the Seller Entities; provided that Purchaser shall be provided with a copy of all employee health and safety records required by applicable Law, and Seller shall, and shall cause the other Seller Entities to, permit Purchaser or its Affiliates or successors and their authorized representatives to have full access upon reasonable notice during normal business hours to all such personnel records to the extent permitted by applicable Law and reasonably necessary in order for Purchaser or any of its Affiliates or successors to respond to a subpoena, court order, audit, investigation or otherwise as required by applicable Law or in connection with any pending or threatened lawsuits, actions, arbitrations, claims, complaints, investigations or other Proceedings. Purchaser and its Affiliates shall permit the Seller Entities to have full access upon reasonable notice during normal business hours to all the Personnel Records in order for any of the Seller Entities to respond to a subpoena, court order, audit, investigation, or to obtain data for pension or other benefits, or otherwise as required by applicable Law (such determination by the parties of access shall be reasonable and shall not be unreasonably delayed), and Purchaser and its Affiliates shall provide the Seller Entities, upon the Seller’s reasonable request and at the Seller’s expense (or the expense of another Seller Entity), with copies of such Personnel Records.

(q) Nothing in this Section 4.09 is intended or shall be intended to entitle any person other than the parties hereto and their respective transferees and permitted assigns to any claim, cause of action, remedy or right of any kind. Nothing in this Section 4.09 shall be deemed to amend any employee benefit plan of the Seller or Purchaser or any of their respective Affiliates.

4.10 Indebtedness. The Seller shall cause the IM Business Entities, at the Closing, not to have any Indebtedness (other than Indebtedness of a type described in clause (g) of the definition thereof).

4.11 Financial Obligations. Each of Parent and the Purchaser agrees that it shall use commercially reasonable efforts to (a) obtain, at or before the Closing or as soon as reasonably practicable thereafter, replacement Credit Enhancements for, and (b) have the Seller Entities completely and irrevocably released from any and all liability incurred by the Seller Entities post-Closing for the Credit Enhancements that are in effect at the Closing, including by having Parent or the Purchaser substituted as a replacement guarantor on such Credit Enhancements. Parent and the Purchaser, jointly and severally, shall indemnify, defend and hold harmless the Seller Entities from and against any and all losses, costs, liabilities and expenses incurred by the Seller Entities after the Closing relating to the Credit Enhancements related to any Purchased Shares, any Purchased Asset, any Assumed Liability, or any asset or liability of any IM Business Entity and shall reimburse the Seller for any such amounts promptly and in no event later than five (5) Business Days after written demand therefor from the Seller. All Affiliates of Seller which have liability for any Credit Enhancements referenced in this Section 4.11 are intended third-party beneficiaries of this Section 4.11 and shall have the right to enforce the benefits intended to be conferred upon each of them under this Section 4.11 as though they were parties to this Agreement.

4.12 Names Following Closing. (a) Neither the Purchaser nor any of its Affiliates shall have the right, by virtue of this Agreement or the consummation of the Transaction (or, in the case of the Purchased Entities, by virtue of their affiliation with the Seller Entities prior to the Closing Date), to use any trademarks or logos owned by the Seller Entities (the “Names”), including the “Convergys” name, or any confusingly similar variations or derivatives thereof, except as provided in this Section 4.12 or the Transition Services Agreement. Within one hundred eighty (180) days following the Closing, the Purchaser shall cause each of the IM Business Entities whose names include “Convergys” to change its name to remove “Convergys” from such name.

(b) After the Closing, the Purchaser, the IM Business Entities and the Purchaser’s other Affiliates shall have the right to use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Names until the date that is one hundred eighty (180) days following the Closing Date; provided, however, that, with respect to the Names listed in Schedule 4.12(b) of the Purchaser Disclosure Schedules, the Purchaser, the IM Business Entities and the Purchaser’s other Affiliates, may use such Names for the purposes set forth in Schedule 4.12(b) of the Purchaser Disclosure Schedules for a period of one (1) year following the Closing Date; provided, further, that during the applicable period set forth in this Section 4.12(b), (i) neither the Purchaser, the IM Business Entities nor any of the Purchaser’s other Affiliates shall take any action that could reasonably be expected to impair the value of the Names, (ii) when using the items listed in this Section 4.12(b) in the context of entering into or conducting contractual relationships, the Purchaser shall clearly inform all other applicable parties that Parent or the Purchaser, rather than the Seller, is the party (or the direct or indirect parent of the party) entering into or conducting the contractual relationship, and (iii) the personnel of the Purchaser, the IM Business Entities or the Purchaser’s other Affiliates using the above items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of any of the Seller Entities. The Purchaser, the IM Business Entities, and the Purchaser’s other Affiliates shall comply with all applicable Laws in any use of packaging or labeling containing the Names.

(c) Parent and the Purchaser shall use commercially reasonable efforts to minimize use of the Names by the Purchaser and its Affiliates, and, in any event, shall cease using the Names on fixed assets as soon as practicable and in any event before the applicable dates provided in Sections 4.12(a) and 4.12(b).

(d) Notwithstanding anything in this Section 4.12 to the contrary, nothing in this Section 4.12 shall prevent or restrict in any way the Purchaser, the IM Business Entities or any of the Purchaser’s other Affiliates from (i) referring to or otherwise describing the acquisition of the IM Business in the ordinary course of business and/or (ii) using the Names in any other manner which would not constitute a violation of the Seller’s and its Affiliates’ rights in the Names under applicable Law.

4.13 Insurance. Each of Parent and the Purchaser acknowledges and agrees that no insurance policy maintained by the Seller or its Affiliates with respect to the Purchased Shares, Purchased Assets, Assumed Liabilities, IM Business Entities, or the IM Business shall cover any of the Purchased Shares, Purchased Assets, Assumed Liabilities or the operations, assets or liabilities of the IM Business Entities or the IM Business after the Closing Date, and all benefits and coverage under each such insurance policy shall terminate on the Closing Date.

4.14 Non-Competition Agreement. During the period beginning on the Closing Date and ending on the third (3rd) anniversary thereof, the Seller shall not, and shall cause the other Seller Entities not to, directly or indirectly engage, as a principal or jointly with others, in any business or activities that directly compete with the IM Business as and where conducted as of the Closing Date; provided, that neither the Seller nor any of its Affiliates shall be prevented from:

(a) acquiring as an investment in the ordinary course of business any class of securities traded on a national securities exchange to the extent that such acquisitions do not result in the acquiror owning in the aggregate ten percent (10%) or more of the aggregate equity interests in, or voting power of, the issuer of such class of securities;

(b) acquiring (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) ownership of any business, division, or operation that directly competes with the IM Business (“Competitive Operations”) or any equity interest in any Person (an “Investee”) that has Competitive Operations, provided that (i) the total annual revenues for the most recently completed full fiscal year from such Competitive Operations do not account for more than ten percent (10%) of the Seller’s or the Investee’s total annual revenues and (ii) if the Competitive Operations are owned by the Seller or a Subsidiary of the Seller, or the Investee is a Subsidiary of the Seller, immediately after such acquisition and derives annual revenues (on a last twelve (12) months basis) of $30,000,000 or more from Competitive Operations, then the Seller will use its reasonable best efforts to sell all or part of such Competitive Operations within twelve (12) months following such acquisition such that the total annual revenues (on a last twelve (12) months basis) derived from all Competitive Operations acquired hereunder decreases below $30,000,000, and the Seller invites the Purchaser to offer to purchase the Competitive Operations simultaneously with any invitation to a third party to offer to purchase the Competitive Operations or promptly after receiving any unsolicited offer from any third party;

(c) complying with Seller’s obligations under Section 1.11;

(d) any other provision of this Agreement notwithstanding, including any provision or restriction in Section 4.14(b), engaging, directly or indirectly, as a principal or jointly with others, in (i) the business currently conducted by Convergys’s Customer Management segment, as publicly reported (in filings with the U.S. Securities and Exchange Commission) as a separate business, (ii) training and training-related consulting services, including delivery of training in all forms (including instructor lead training, train the trainer, on line training and virtual training), instructional design, curriculum development and redesign, content maintenance, performance-based learning approaches, training treatments, and consulting services and technology, (iii) collections management, support and systems, and/or

(iv) centralized business policy management, including the marketing, sale, customization, maintenance and support of the Dynamic Decisioning Solution platform.

(e) Without limiting Section 10.09, if any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Seller acknowledges that Purchaser would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach. Seller agrees that Purchaser shall be entitled to injunctive relief requiring specific performance by Seller of this Section, and Seller consents to the entry thereof.

4.15 Non-Solicitation of Employees. (a) The Seller shall not, directly or indirectly, and shall cause its Subsidiaries not to, from the Closing Date until the eighteen (18)-month anniversary of the Closing Date, (i) solicit for employment any Continuing Employee; provided that, this covenant shall not apply to Continuing Employees whose employment is terminated by the Purchaser, any IM Business Entity, or any other Affiliate of the Purchaser following the Closing; provided, however, that nothing herein shall prohibit the Seller or its Affiliates from making, or soliciting for employment any person who responds to, a general solicitation or advertisement by the Seller or its Affiliates that is not directed to Continuing Employees; or (ii) hire or continue to employ, as applicable, (x) any Continuing Employee, (y) any IM Business Entity Employee (other than a Removed Employee or a Non-Continuing IM Business Employee) who does not become a Continuing Employee or (z) any IM Seller Entity Employee (other than a or a Non-Continuing IM Business Employee) who does not accept the offer of employment made by Purchaser or one of its Affiliates and commence such employment, or to whom an offer of employment is not made, in each case in accordance with Section 4.09(c).

(b) Without limiting Section 10.09, if any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. Seller acknowledges that Purchaser would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Purchaser for any such breach. Seller agrees that Purchaser shall be entitled to injunctive relief requiring specific performance by Seller of this Section, and Seller consents to the entry thereof.

4.16 Enterprise Licenses. During the period that is no more than one hundred twenty (120) days prior to, and no less than ninety (90) days prior to, the expiration of the Seller’s obligation to use enterprise software licenses to provide transition services under the Transition Services Agreement, the Purchaser shall have the right to provide a list of enterprise software licenses to the Seller that the Purchaser would like the Seller to review to determine if the Seller Entities have the right to grant the Purchaser the right to use at the expiration of the Transition Services Agreement. If, and only if, providing a right to the IM Business Entities to use any such license in connection with the IM Business (including any assignments of individual user licenses) creates no out-of-pocket cost to the Seller Entities and is permitted under the Contracts governing the Seller Entities’ rights to use such enterprise software licenses, Seller shall grant such rights to use the applicable licenses.

4.17 Parent Guarantee. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Purchaser of, and the compliance by Purchaser with, all of the covenants, agreements, obligations and undertakings of Purchaser under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to cause or ensure such payment, performance, discharge and compliance by Purchaser hereunder or to otherwise satisfy such covenants, agreements, obligations and undertakings directly by action of Parent.

4.18 Liquidations. Prior to the Closing Date, Seller shall use its reasonable best efforts to (a) initiate and (b) complete, the liquidation of the Subsidiaries of the Purchased Entities listed in Schedule 4.18 of the Seller Disclosure Schedules at the Seller’s cost and expense.

4.19 Cash and Cash Equivalents. Prior to or on the Closing Date, the Seller shall use its reasonable best efforts to cause each IM Business Entity not to have any cash or cash equivalents, other than, in the case of each IM Business Entity not organized in the United States or a political subdivision thereof, the Cash Needs of such IM Business Entity.

4.20 Corporate and Infrastructure Liabilities. The Seller intends, but shall have no obligation to, to minimize, as of the Closing Date, the liabilities of the IM Business of a type reflected or reserved on the IM Business Balance Sheet that primarily relate to corporate services and general infrastructure. For the avoidance of doubt, Seller shall have no liability or indemnification obligation for any failure to minimize such liabilities or otherwise comply with this Section 4.20.

4.21 Further Actions After the Closing. From time to time following the Closing, the parties hereto shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases, acquittances and instruments, and take such other reasonable actions, in each case as may be necessary or appropriate to make effective the transactions contemplated by this Agreement and the other Transaction Documents if reasonably requested by any other party hereto (including executing and filing appropriate Intellectual Property assignment agreements, in forms reasonably acceptable to the Purchaser, with respect to the IM Business Registered IP included in the Assigned IM Business Intellectual Property). Without limiting the generality of the foregoing, if, after the Closing Date, the Purchaser or the Seller (or any of their respective Affiliates) identifies any Purchased Asset, Assumed Liability, Excluded Asset, or Retained Liability that was not previously assigned, assumed or otherwise transferred as contemplated by this Agreement, the Purchaser and Seller shall, or shall cause their respective subsidiaries to, promptly assign, assume, or otherwise transfer the applicable Purchased Asset, Assumed Liability, Retained Asset, or Retained Liability without additional consideration, subject to (a) the terms and conditions of this Agreement (including Section 1.11) and (b) to the extent applicable, the license of any Intellectual Property on the terms and conditions set forth in the IP License Agreement.

ARTICLE V

TAX MATTERS

5.01 Section 338 Elections. (a) The Seller and the Purchaser shall timely file (or cause to be filed) such forms as may be contemplated by applicable Tax law or administrative practice to effect timely joint elections (the “Section 338(h)(10) Elections”) under Section 338(h)(10) of the Code (and any similar provision of any U.S. state or local jurisdiction) with respect to the purchase and sale of (A) Convergys Information Management Group Inc., and (B) each subsidiary of Convergys Information Management Group Inc. that is organized under the laws of a U.S. state (such entities the “338(h)(10) Designated Entities”). On or prior to the Closing, the Seller and the Purchaser shall agree on the form and content of and execute IRS Forms 8023 (and any similar forms of another jurisdiction) with respect to the purchase and sale of the 338(h)(10) Designated Entities based on information then available and in a manner that is consistent with the Allocation Statement and Section 1.10. The Seller and the Purchaser shall, and shall cause their respective Affiliates to, treat any Excluded Assets that are distributed by the 338(h)(10) Designated Entities to the Seller or the Seller Entities (or, with respect 338(h)(10) Designated Entities that are subsidiaries of Convergys Information Management Group Inc., Excluded Assets that are distributed to Convergys Information Management Group Inc. and subsequently to the Seller or the Seller Entities) as having been distributed in the deemed liquidation resulting from the Section 338(h)(10) Elections. For the avoidance of doubt, the Purchaser may not make any elections pursuant to Section 338(g) of the Code (or any similar provision of any other jurisdiction) with respect to the purchase and sale of any IM Business Entity organized under the laws of a U.S. state unless such election is a Section 338(h)(10) Election.

(b) Neither the Seller nor the Purchaser shall, or shall permit any of its Subsidiaries to, take any position for Tax purposes inconsistent with the Section 338(h)(10) Elections without the written consent of the Purchaser or the Seller, as the case may be, except as may be required pursuant to a Final Determination.

(c) With respect to any state Tax for which any IM Business Entity files a separate return and that would not be borne by Purchaser or any Affiliate of Purchaser (including after the Closing Date, the IM Business Entities) but for the Section 338(h)(10) Elections made pursuant to this Article, Seller shall pay the aggregate of all such amounts to Purchaser within 10 days prior to the date on which Purchaser or any Affiliate of Purchaser files the relevant Tax

Return. Purchaser shall deliver to Seller (i) written notice of the date on which it intends to file each relevant return at least 20 days prior to such date and (ii) a copy of each relevant return on the date on which Purchaser or such Affiliate of Purchaser (as the case may be) files the relevant return.

(d) On or prior to Closing, Purchaser shall deliver written notice to Seller identifying each Non-U.S. Business Entity with respect to which it shall effect a timely election under Section 338(g) of the Code (or any similar provision of any U.S. state or local jurisdiction) (each such election a “Notified Section 338(g) Election”). For the avoidance of doubt, Purchaser may not make any election pursuant to Section 338(g) of the Code (or any similar provision of any other jurisdiction) with respect to the purchase and sale of any Non-U.S. Business Entity unless such election is a Notified Section 338(g) Election.

(e) Without the prior written consent of the Purchaser and the Seller, none of the Seller, the IM Business Entities, any Affiliate of the Seller, Parent, the Purchaser or any Affiliate of the Purchaser shall make or file any election under Section 336(e) of the Code (or any similar provision of state, local or foreign law) in connection with the transactions contemplated by this Agreement.

5.02 Tax Covenants. (a) From the date hereof through the Closing Date, without the prior written consent of Purchaser, (i) none of the IM Business Entities shall, to the extent, in each case, that it would reasonably be expected to materially adversely affect the IM Business Entities, (A) change its tax residence, (B) in the case of any IM Business Return, make or change any material Tax election, change any material annual Tax accounting period, adopt or change any material method of Tax accounting, file any amended material Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material Tax refund or offset, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment and (ii) in the case of any IM Business Return, none of the Seller or any Affiliate of the Seller shall, to the extent it would reasonably be expected to materially adversely affect the Purchased Assets, make or change any material Tax election, change any material annual Tax accounting period, adopt or change any material method of Tax accounting, settle any material Tax claim or assessment, surrender any right to claim a material Tax refund or offset, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, except, with respect to both clauses (i) and (ii), as may be required by Law or as disclosed on Schedule 5.02 of the Seller Disclosure Schedules.

(b) (i) Seller shall prepare or cause to be prepared and file or cause to be filed (A) all Tax Returns required to be filed under applicable Law by or with respect to any of the IM Business Entities that do not include any Post-Closing Tax Period, (B) all Tax Returns required to be filed under applicable Law by any of the Seller Entities with respect to the Purchased Assets that are due (including extensions) on or before the Closing Date, and (C) all Tax Returns that the IM Business Entities file jointly with the Seller or any of its Affiliates (other than the IM Business Entities), including Combined Tax Returns. Any Covered Taxes shown as due and payable on any such Tax Return shall be paid by Seller. With respect to IM Business Returns described in subsection (A) of the first sentence of this Section 5.02(b), Seller shall, or shall cause its Affiliates, to prepare such Tax Returns consistent with the past practices, elections, and methods of the IM Business Entities. With respect to IM Business Returns described in subsection (C) of the first sentence of this Section 5.02(b), to the extent that any such Tax Return includes any Post-Closing Tax Period of an IM Business Entity, Seller shall submit pro forma Tax Returns reflecting the portion of such Tax Return that relates to the IM Business, the IM Business Entities or the Purchased Assets to Purchaser no later than 60 days prior to the date on which such Tax Return is due, permit Purchaser to review and comment on each such Tax Return prior to filing it and shall reasonably and in good faith consider any changes to such Tax Returns that Purchaser reasonably requests within 15 days of the date on which Purchaser receives such Tax Return from Seller. If Seller disagrees with any change requested by Purchaser, Seller shall deliver written notice to Purchaser of such disagreement within 10 days of the date on which Seller received Purchaser’s request for the change.1 If Purchaser and Seller are unable to resolve such disagreement within 5 days of Seller’s delivery of such notice to Purchaser, Purchaser and Seller jointly shall engage the Independent Accounting Firm to resolve such disagreement prior to the filing of such Tax Return in a manner consistent with this Agreement. The cost of such Independent Accounting Firm shall be borne equally by Seller and Purchaser. If any Taxes shown as due and payable on any Tax Return which Seller is responsible for preparing and filing under this Section 5.02(b)(i) are Assumed Taxes, such Assumed Taxes shall be paid by Purchaser. For the avoidance of doubt, the provisions of this Section 5.02(b)(i) shall apply with respect to an amended Tax Return as if it were an original Tax Return.

(ii) Except as set forth in Section 5.02(b)(i) and Section 5.02(c), Parent and Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns with respect to the IM Business Entities and the Purchased Assets. In the case of any such Tax Return that relates to Taxes for which Seller is indemnifying Purchaser under this Article V to the extent that such Tax Return could result in a Tax liability for which Seller would be responsible, Parent and the Purchaser (A) shall, or shall cause the IM Business Entities to, prepare such Tax Return consistent with the past practices, elections, and methods of the IM Business Entities and, to the extent any such Tax Return relates to the Taxes described in clause (v) of the definition of Covered Taxes, in such manner as the Seller shall reasonably request subject to applicable Law as reasonably determined by Purchaser, and (B) to the extent that such Tax Return could result in a Tax liability for which Seller would be responsible, shall submit such Tax Return to Seller no later than 60 days prior to the date on which such Tax Return is due, permit Seller to review and comment on each such Tax Return prior to filing it and shall reasonably and in good faith consider any changes to such Tax Returns that the Seller reasonably requests within 15 days of the date on which Seller receives such Tax Return from Purchaser. If Purchaser disagrees with any change requested by Seller, Purchaser shall deliver written notice to Seller of such disagreement within 10 days of the date on which Purchaser received Seller’s request for the change. If Seller and Purchaser are unable to resolve such disagreement within 5 days of Purchaser’s delivery of such notice to Seller, Seller and Purchaser jointly shall engage the Independent Accounting Firm to resolve such disagreement prior to the filing of such Tax Return in a manner consistent with this

[1]	NOTE TO DRAFT: Time periods subject to further consideration.

Agreement. The cost of such Independent Accounting Firm shall be borne equally by Purchaser and Seller. If any Taxes shown as due and payable on any such Tax Return are Covered Taxes, such Covered Taxes shall be paid by Seller. For the avoidance of doubt, the provisions of this Section 5.02(b)(ii) shall apply with respect to an amended Tax Return as if it were an original Tax Return.

(c) To the extent consistent with the past practices of the Seller Entities, the Seller shall include the IM Business Entities in any Combined Tax Return through the close of business on the Closing Date.

(d) Liability for all Transfer Taxes incurred in connection with transactions contemplated by this Agreement (other than any Transfer Taxes relating to the transactions described in Section 1.12, which shall be borne solely by Seller) shall be borne equally by the Seller and the Seller Entities, on the one hand, and Parent and the Purchaser, on the other hand, and each shall pay one-half of the amount of such Transfer Taxes when due. The Seller and the Purchaser shall jointly prepare and file all necessary Tax Returns with respect to all such Taxes.

(e) At the request of Purchaser, Seller shall use reasonable best efforts promptly to make a valid election under Section 754 of the Code with respect to any IM Business Entity that is treated as a partnership for U.S. federal income tax purposes.

5.03 Tax Sharing. Any and all existing Tax Sharing Agreements between Seller and any of its Affiliates (other than the IM Business Entities), on the one hand, and the IM Business Entities, on the other hand, shall be terminated as of or prior to the Closing Date. After the Closing Date, the Seller Entities and the IM Business Entities shall not have any further rights or liabilities thereunder.

5.04 Cooperation on Tax Matters. (a) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return (including any report required pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder ), any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the IM Business Entities relating to any Pre-Closing Tax Period until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) to use commercially reasonable efforts to provide the other party with at least thirty (30) days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records.

(b) Purchaser and Seller further agree, upon request, to use all reasonable efforts to obtain any certificate or other document from any governmental authority or customer of the IM Business Entities or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

5.05 Tax Benefits. (a) Purchaser shall be entitled to retain the Tax benefit received by any IM Business Entity from the use in any Pre-Closing Tax Period of a carryback of any Tax Asset of any IM Business Entity arising in a Post-Closing Tax Period to the extent such carryback is required by applicable Law. To the extent that such Tax benefit is a refund that is sent by the Taxing Authority to the Seller, Seller agrees to pay over such refund to Purchaser. Such benefit shall be considered equal to the excess of (i) the amount of Taxes that would have been payable by the IM Business Entities in the absence of such carryback over (ii) the amount of Taxes actually payable by the IM Business Entities (taking into account any Tax refund, credit, offset or other reduction in Tax liability resulting from the carryback). If Seller pays over any refund to Purchaser and, subsequent to any such payment, there is (A) a Final Determination which results in a disallowance or a reduction of the Tax Asset so carried back or (B) a reduction in the amount of the benefit realized by the IM Business Entities from such Tax Asset as a result of a Final Determination or the use of a Tax Asset of any Seller Group, Purchaser shall repay to Seller, within thirty (30) days of such event described in (A) or (B), any amount that would not have been payable to Purchaser pursuant to this Section 5.05(a) had the amount of the benefit been determined in light of such events. To the extent that an event described in (A) or (B) above results in the Seller or any of its Affiliates making a payment to a Taxing Authority or making a deposit with a Taxing Authority to stop the running of interest, Purchaser shall pay Seller interest at a rate per annum equal to the Prime rate as published in the Wall Street Journal, Eastern Edition, or the equivalent rate with respect to the jurisdiction and currency, on the amount repaid to Seller from the date such amount was paid by Seller to Purchaser until such repayment. In addition, Purchaser shall hold Seller harmless for any penalty or interest payable by the IM Business Entities, Seller or any of its Affiliates as a result of any such event. Any such amount shall be paid by Purchaser to Seller within thirty (30) days of the payment by Seller of any such interest or penalty. Seller agrees, at the expense of Purchaser, to cause the IM Business Entities to file Tax Returns (including amended Tax Returns and claims for Tax refunds) reflecting the benefits to which they are entitled from the carrybacks described in this Section 5.05(a).

(b) Purchaser agrees to pay to Seller any Tax refunds or credits received by an IM Business Entity with respect to a Pre-Closing Tax Period. If any Tax refunds or credits with respect to a Pre-Closing Tax Period are not permitted by Law or administrative practice to be claimed on a Tax Return for which the Seller has filing responsibility hereunder and are permitted by Law or administrative practice to be claimed on a Tax Return for which the Purchaser has filing responsibility hereunder, then the Purchaser shall, at the expense of Seller, claim such refund or credit and pay to the Seller the amount of any Tax benefit resulting from such refund or credit. If under applicable Tax Law, a refund or credit to which Seller is entitled under this Section 5.05(b) must be credited against a Post-Closing Period Tax rather than paid to the taxpayer in cash, and, as a result, the IM Business Entities actually reduce a Tax liability with respect to a Post-Closing Tax Period, Purchaser shall pay or cause to be paid to Seller the amount of the Tax benefit of such reduction in Tax liability. Such benefit shall be considered equal to the excess of (i) the amount of Taxes that would have been payable by the IM Business Entities in the absence of such reduction over (ii) the amount of Taxes actually payable by the IM Business Entities (taking into account any Tax refund, credit, offset or other reduction in Tax liability resulting from the reduction). Purchaser agrees to pay the amount of such benefit to Seller within thirty (30) days of the filing of the applicable Tax Return. If, subsequent to any payment, there is (A) a Final Determination which results in a disallowance or a reduction of the

Tax refund or credit or reduction in Tax liability or (B) a reduction in the amount of the benefit realized by the IM Business Entities from such Tax refund or credit or reduction as a result of a Final Determination or the use of a Tax Asset of Purchaser or its Affiliates, Seller shall repay to Purchaser, within thirty (30) days of such event described in (A) or (B), any amount that would not have been payable to Seller pursuant to this Section 5.05(b) had the amount of the reduction been determined in light of such events. To the extent that an event described in (A) or (B) above results in Purchaser or any of its Affiliates making a payment to a Taxing Authority or making a deposit with a Taxing Authority to stop the running of interest, Seller shall pay Purchaser interest at a rate per annum equal to the Prime rate as published in the Wall Street Journal, Eastern Edition, or the equivalent rate with respect to the jurisdiction and currency, on the amount repaid to Purchaser from the date such amount was paid by Purchaser to Seller until such repayment. In addition, Seller shall hold Purchaser harmless from any penalty or interest payable by the IM Business Entities, Purchaser or any of its Affiliates as a result of any such event. Any such amount shall be paid by Seller to Purchaser within thirty (30) days of the payment by Purchaser of any such interest or penalty.

5.06 Tax Indemnification. (a) (i) The Seller hereby indemnifies each Purchaser Tax Indemnitee against and agrees to hold each Purchaser Tax Indemnitee harmless from any Covered Taxes and any costs and expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses) related to any Covered Taxes (together, a “Seller Indemnified Tax Loss”); and (ii) Parent and the Purchaser hereby indemnify each Seller Tax Indemnitee against and agree to hold each Seller Tax Indemnitee harmless from any Assumed Taxes and any costs and expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses) related to any Assumed Taxes (together, a “Purchaser Indemnified Tax Loss” and, together with a Seller Indemnified Tax Loss, a “Tax Loss”).

(b) In order to apportion appropriately any Taxes relating to a Straddle Tax Period between the portion of such Straddle Tax Period ending on and including the Closing Date and the portion of such Straddle Tax Period beginning after the Closing Date, the Parties shall, to the extent permitted under applicable law, elect with the relevant Taxing Authority to treat for all Tax purposes the Closing Date as the last day of a taxable period. In the case of any other Taxes for a Straddle Tax Period for which such election to close the taxable period is not permitted, the portion of such Taxes that are allocable to the portion of the Straddle Tax Period ending on and including the Closing Date shall be: (i) in the case of ad valorem or similar Taxes that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis (such as real property taxes), the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of days in the Straddle Tax Period ending on and including the Closing Date and the denominator of which is the number of days in the entire relevant Straddle Tax Period; and (ii) in the case of Taxes not described in (i) (such as Taxes that are either (x) based upon or related to income, receipts or premiums, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the taxable period ended on and included the Closing Date. All determinations necessary to give effect to the allocation set forth in the foregoing clause (ii) shall be made in a manner consistent with prior practice of IM Business Entities.

(c) To the extent permitted by Law or administrative practice, the taxable year of each of the Purchased Entities that includes the Closing Date shall be treated as closing on (and including) the Closing Date. For the avoidance of doubt, the parties hereto agree that neither party will make a ratable allocation election under Treas. Reg. § 1.1502-76(b)(2)(ii) or any similar provision of state, local or foreign law with respect to Straddle Tax Periods. In accordance with Treas. Reg. § 1.1502-76 and any analogous provision of state, local or foreign law, any Tax related to an extraordinary transaction (not contemplated by this Agreement to occur on the Closing Date) that occurs on the Closing Date but after the Closing shall be allocated to the Post-Closing Tax Period.

(d) (i) The party first receiving notice of any Tax Loss or Tax Proceeding in respect of which indemnity may be sought hereunder promptly shall provide written notice thereof to the other party or parties to this Agreement (specifying with reasonable particularity the basis therefor and including a copy of the relevant portion of any correspondence received from the relevant Taxing Authority) and will give such other party or parties such information with respect thereto as such other party or parties may reasonably request; provided, however, that the failure of the party first receiving notice to give such prompt notice shall not relieve the other party or parties of any of its obligations under this Section 5.06(d), except to the extent that such other party is actually prejudiced thereby.

(ii) In the case of a Tax Proceeding with respect to an IM Business Entity or the Purchased Assets for a Straddle Tax Period (other than a Tax Proceeding otherwise covered by Section 5.06(d)(iv)(A) or (B) below), the Purchaser shall have the right to conduct, at its own expense, such Tax Proceeding; provided, however, that, to the extent the proceeding relates to Taxes for which Seller is indemnifying Purchaser under this Article V and could result in a Tax liability for which Seller would be responsible, (A) the Seller may participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority, if such Tax Proceeding could have an adverse impact on the Seller or any of its Affiliates, (B) Parent and the Purchaser shall not settle, compromise or abandon such Tax Proceeding without the consent of the Seller, which consent shall not be unreasonably withheld or delayed, if such settlement, compromise or abandonment could have a disproportionate adverse impact on the Seller or any of its Affiliates, (C) the Purchaser shall provide the Seller with a timely and reasonably detailed account of each stage of such Tax Proceeding, (D) the Purchaser shall consult with the Seller before taking any significant action in connection with such Tax Proceeding, (E) the Purchaser shall consult with the Seller and offer the Seller an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, and (F) the Purchaser shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding. If Purchaser elects not to assume such defense, Seller shall be entitled to assume the defense and Purchaser shall be liable for the reasonable fees and expenses of counsel employed by Seller for any period during which Purchaser has not assumed the defense thereof. Seller shall pay Purchaser, and Purchaser shall pay Seller, promptly for any Seller Indemnified Tax Loss or Purchaser Indemnified Tax Loss, respectively, that results from the resolution of any such Tax Proceeding.

(iii) With respect to any Tax Proceeding with respect to an IM Business Entity or the Purchased Assets for a Pre-Closing Tax Period (other than a Tax Proceeding otherwise covered by Section 5.06(d)(ii) or Section 5.06(d)(iv)(A) or (B) below), Seller may, at its own expense, assume the defense of such Tax Proceeding; provided that, to the extent the proceeding relates to Taxes for which Purchaser is indemnifying Seller under this Article V and could result in a Tax liability for which Purchaser would be responsible, (A) the Purchaser may participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority, if such Tax Proceeding could have an adverse impact on the Purchaser or any of its Affiliates, (B) Seller and its Affiliates shall not settle, compromise or abandon such Tax Proceeding without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, if such settlement, compromise or abandonment could have a disproportionate adverse impact on the Purchaser or any of its Affiliates, (C) the Seller shall provide the Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding, (D) the Seller shall consult with the Purchaser before taking any significant action in connection with such Tax Proceeding, (E) the Seller shall consult with the Purchaser and offer the Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, and (F) the Seller shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding. If Seller elects not to assume such defense, Purchaser shall be entitled to assume the defense and Seller shall be liable for the reasonable fees and expenses of counsel employed by Purchaser for any period during which Seller has not assumed the defense thereof. Seller shall pay Purchaser, and Purchaser shall pay Seller, promptly for any Seller Indemnified Tax Loss or Purchaser Indemnified Tax Loss, respectively, that results from the resolution of any such Tax Proceeding.

(iv) Any other provisions of this Agreement notwithstanding, (A) in the case of a Tax Proceeding with respect to any Tax Return of the Seller or other Seller Entity or any Combined Tax Return, the Seller shall have the right to conduct and control in all respects such Tax Proceeding and neither the Purchaser nor any of its Affiliates shall be entitled to participate in any such Tax Proceeding, (B) the Seller shall not be required to provide any Person with any such Tax Return or copy thereof or materials relating thereto; provided, however, that to the extent that such Tax Returns would be required to be delivered but for this Section 5.06(d)(iv)(B), the Person that would be required to deliver such Tax Returns shall instead deliver pro forma Tax Returns relating solely to the IM Business, and (C) all of the parties hereto shall cooperate in the defense or prosecution of any Tax Proceeding.

(e)(i) If the Purchaser is required to pay an amount to a Taxing Authority that would constitute a Seller Indemnified Tax Loss in connection with but prior to the resolution of a Tax Proceeding, the Seller shall pay such amount to the Purchaser within thirty (30) days of receipt of notice of the payment by the Purchaser. In the event that the Purchaser receives a partial or total refund of any such payment, the Purchaser shall transfer that amount to the Seller within thirty (30) days of receipt (less any Tax paid on receipt of such refund).

(ii) If the Seller is required to pay an amount to a Taxing Authority that would constitute a Purchaser Indemnified Tax Loss in connection with but prior to the resolution of a Tax Proceeding, the Purchaser shall pay such amount to the Seller within thirty (30) days of receipt of notice of the payment by the Seller. In the event that the Seller receives a partial or total refund of any such payment, the Seller shall transfer that amount to the Purchaser within thirty (30) days of receipt (less any Tax paid on receipt of such refund).

(f) Any claim of any Purchaser Tax Indemnitee under this Section may be made and enforced by the Purchaser on behalf of such Purchaser Tax Indemnitee. Any claim of any Seller Tax Indemnitee under this Section may be made and enforced by the Seller on behalf of such Seller Tax Indemnitee.

(g) The amount of any Seller Indemnified Tax Loss or Purchaser Indemnified Tax Loss subject to indemnification pursuant to this Section 5.06 shall be calculated on an After-Tax Basis.

5.07 Purchase Price Adjustment and Interest. Any amount paid by Seller or Purchaser under Article V will be treated as an adjustment to the Purchase Price unless a Final Determination to the contrary is made. Any payment required to be made by Purchaser or Seller under Article V that is not made when due shall bear interest, compounded daily, at a rate per annum equal to the Prime rate as published in the Wall Street Journal, Eastern Edition for each day until paid.

5.08 Survival. Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in Section 2.15 shall not survive the Closing, and the provisions of this Article V shall survive until three months after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof).

ARTICLE VI

CONDITIONS PRECEDENT

6.01 Conditions to Each Party’s Obligation. The obligation of Parent and the Purchaser to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) HSR Waiting Period. The waiting period under the HSR Act shall have expired or been terminated.

(b) Required Regulatory Approvals. All other Regulatory Approvals set forth on Schedule 6.01(b) of the Seller Disclosure Schedules shall have been obtained, except where the failure to obtain such Regulatory Approvals would not, individually or in the aggregate, reasonably be expected to have an IM Business Material Adverse Effect.

(c) No Injunctions or Restraints. (i) No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes unlawful the consummation of the Transaction, (ii) there shall be no judgment, injunction, order, restraint or prohibition of a court or other tribunal of competent jurisdiction in effect temporarily or permanently prohibiting the consummation of the Transaction, and (iii) there shall not have been instituted or pending any action or proceeding by any Governmental Entity in a jurisdiction material to the IM Business or the businesses of the Purchaser or Parent seeking to temporarily or permanently prohibit the consummation of the Transaction or to make unlawful the consummation of the Transaction.

(d) Tax Deliverables. Seller shall have delivered to Purchaser executed election forms under Section 338(h)(10) of the Code with respect to the 338(h)(10) Designated Entities in accordance with Section 5.01(a) hereof in form and substance satisfactory to Purchaser and the Seller (and, for the absence of doubt, Purchaser and Seller shall cooperate to timely file such executed election form with the applicable Taxing Authority promptly after Closing), and the Seller shall have delivered, or caused to be delivered, to the Purchaser a certificate, in form and substance reasonably satisfactory to Purchaser, certifying that Seller and each of the Seller Entities is either not a foreign person or is not selling any United States real property interest for purposes of Section 1445 of the Code.

6.02 Conditions to Obligation of Parent and the Purchaser. The obligation of Parent and the Purchaser to effect the Closing is subject to the satisfaction (or waiver by the Purchaser, as applicable) at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Seller (other than those set forth in clause (ii) below) shall be true and correct at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct (without regard to any qualifications therein as to materiality or IM Business Material Adverse Effect) as does not have and would not reasonably be expected to have, individually or in the aggregate, an IM Business Material Adverse Effect.

(ii) The representations and warranties of the Seller in Sections 2.01, 2.04, 2.08 and 2.09(d) of this Agreement shall be true and correct at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date) in all material respects (or, in the case of any such representation or warranty that is qualified by materiality, in all respects).

(iii) The Purchaser shall have received a certificate signed by an authorized officer of the Seller dated the Closing Date to such effect.

(b) Performance of Obligations of the Seller. The Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Seller by the time of the Closing, and the Purchaser shall have received a certificate signed by an authorized officer of the Seller to such effect.

6.03 Conditions to Obligation of the Seller. The obligation of the Seller to effect the Closing is subject to the satisfaction (or waiver by the Seller) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and the Purchaser in this Agreement shall be true and correct at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct (without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect) as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Seller shall have received a certificate signed by an authorized officer of each of Parent and the Purchaser to such effect.

(b) Performance of Obligations of Parent and the Purchaser. Parent and the Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent or the Purchaser by the time of the Closing, and the Seller shall have received a certificate signed by an authorized officer of each of Parent and the Purchaser to such effect.

6.04 Frustration of Closing Conditions. Neither Parent, the Purchaser nor the Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to use the efforts to cause the Closing to occur as required by this Agreement, including Section 4.01.

ARTICLE VII

TERMINATION; EFFECT OF TERMINATION

7.01 Termination. Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of the Seller and the Purchaser;

(b) by the Seller if any of Parent’s or the Purchaser’s representations and warranties contained in this Agreement shall fail to be true and correct or Parent or the Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that the Seller has notified the Purchaser of such failure or breach and (ii) the Outside Date; provided, however, that the Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Sections 6.02(a) or 6.02(b) would fail to be satisfied;

(c) by the Purchaser if any of the Seller’s representations and warranties contained in this Agreement shall fail to be true and correct or the Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that the Purchaser has notified the Seller of such failure or breach and (ii) the Outside Date; provided, however, that neither Parent nor the Purchaser is then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Sections 6.03(a) or 6.03(b), as applicable, would fail to be satisfied;

(d) by the Seller or by the Purchaser if the Closing shall not have occurred on or prior to the ninetieth (90th) day after signing; provided, however, that if the condition set forth in Sections 6.01(a) or (b) have not been satisfied by such ninetieth (90th) day, either the Seller or the Purchaser may extend such date to the one hundred eightieth (180th) day after signing (such date as may be so extended, the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party whose failure to perform any covenant or obligation contained in this Agreement has been the cause of or has resulted in the failure of the Transaction to occur on or before such date; or

(e) by the Seller or by the Purchaser if any judgment, injunction, order, restraint or prohibition of a court or other tribunal of competent jurisdiction permanently prohibiting the consummation of the Transaction shall become final and non-appealable.

7.02 Effect of Termination. If this Agreement is terminated and the Transaction and the other transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 4.03 relating to the obligations of Parent and the Purchaser to keep confidential certain information and data obtained by it, (ii) Section 7.01 and this Section 7.02, (iii) Section 4.05 relating to publicity, (iv) Section 10.11 relating to certain expenses, and (v) Article X. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any willful breach by such party of the terms and provisions of this Agreement.

7.03 Notice of Termination; Return of Information. In the event of termination by the Seller or the Purchaser pursuant to Section 7.01, except as otherwise provided in Section 7.01(f), written notice thereof shall immediately be given to the other and the Transaction and the other transactions contemplated by this Agreement shall be terminated, without further action by any party. If the Transaction and the other transactions contemplated by this Agreement are terminated as provided herein:

(i) Parent and the Purchaser shall promptly return all documents and other material received from the Seller or any of its Affiliates relating to the Transaction and the other transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Seller; and

(ii) all confidential information received by Parent or the Purchaser with respect to the business of the Seller shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.01 Survival. (a) From and after the Closing, the representations and warranties contained in this Agreement shall survive only for eighteen (18) months following the Closing

Date, except that (i) the representations and warranties of the Seller contained in Sections 2.01, 2.02, 2.03(a), and 2.04 and the representations of Parent and the Purchaser contained in Sections 3.01, 3.02 and 3.03(a) shall survive indefinitely, (ii) the representations and warranties of the Seller contained in Sections 2.12(d) and 2.13 shall survive until the third (3rd) anniversary of the Closing Date; and (iii) representations and warranties of the Seller contained in Section 2.21 and the representations and warranties of Parent and the Purchaser contained in Section 3.08 shall survive until the expiration of the statute of limitations applicable to the matters described therein (including extensions thereof).

(b) The covenants and agreements of the parties hereto contained in this Agreement, including the parties’ obligations under Section 4.11 with respect to Credit Enhancements, shall survive the Closing (i) in the case of covenants and agreements that contemplate actions to be taken or restrict certain actions from being taken prior to the Closing, only for eighteen (18) months following the Closing Date, and (ii) in the case of all other covenants and agreements, until the expiration of the statute of limitations applicable to the matters described therein.

(c) No Person seeking indemnification pursuant to this Article VIII shall be entitled to assert any indemnification after the expiration of the applicable survival period referenced in this Section 8.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the party from whom indemnification is sought in accordance with Section 8.04 for such indemnification, the Person seeking indemnification shall continue to have the right to assert such indemnification until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article VIII.

8.02 Indemnification by the Seller. (a) Subject to the limitations set forth in Sections 8.01 and 8.05, from the Closing Date through the survival periods set forth in Section 8.01, the Seller shall indemnify and save and hold harmless Parent, the Purchaser and their respective Affiliates and their respective officers, directors, employees, equityholders, attorneys, agents and representatives (collectively, the “Purchaser Indemnitees”) from and against any Covered Losses suffered by any such Purchaser Indemnitees resulting from or arising out of: (i) any breach of or inaccuracy in any representation or warranty of the Seller contained in Article II, without regard to any qualifications or exceptions contained therein relating to materiality or an IM Business Material Adverse Effect (other than references in Sections 2.09(b), 2.11 and 2.20 to materiality as to lists set forth in the Seller Disclosure Schedules and the reference to an IM Business Material Adverse Effect in Section 2.07(a)), at and as of the date of this Agreement or as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date); (ii) any nonfulfillment or breach of any covenant or agreement made by the Seller in this Agreement that survives the Closing Date pursuant to Section 8.01(b); (iii) any Excluded Assets; (iv) any Retained Liabilities; and (v) set forth in any item in Schedule 8.02(a). The foregoing notwithstanding, no Purchaser Indemnitee shall be entitled to indemnification for any Covered Losses if and to the extent that such Covered Loss is taken into account in determining the Adjustment Amount under Section 1.09.

(b) Any indemnification of a Purchaser Indemnitee pursuant to this Section 8.02 shall be effected by a wire transfer or transfers of immediately available funds from the

Seller to an account or accounts designated in writing by the applicable Purchaser Indemnitee to the Seller within ten (10) days after the final determination thereof.

8.03 Indemnification by Parent and the Purchaser. (a) Subject to the limitations set forth in Sections 8.01 and 8.05, from the Closing Date through the survival periods set forth in Section 8.01, Parent and the Purchaser, jointly and severally, shall indemnify and save and hold harmless the Seller and its Affiliates and their respective officers, directors, employees, equityholders, attorneys, agents and representatives (collectively, the “Seller Indemnitees”) from and against any Covered Losses suffered by any such Seller Indemnitees resulting from or arising out of: (i) any breach of or inaccuracy in any representation or warranty of Parent or the Purchaser contained in Article III, without regard to any qualifications or exceptions contained therein relating to materiality or a Purchaser Material Adverse Effect, at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date); (ii) any nonfulfillment or breach of any covenant or agreement made by Parent or the Purchaser in this Agreement that survives the Closing Date pursuant to Section 8.01(b); (iii) the Purchased Assets; and (iv) the Credit Enhancements; and (v) the Assumed Liabilities.

(b) Any indemnification of a Seller Indemnitee pursuant to this Section 8.03 shall be effected by wire transfer or transfers of immediately available funds from Parent or the Purchaser to an account or accounts designated in writing by the applicable Seller Indemnitee to the Purchaser within ten (10) days after the final determination thereof.

8.04 Procedures. (a) Third Party Claims. In order for a Person (the “Indemnified Party”) to be entitled to any indemnification provided for under Section 8.02 or 8.03 in respect of, arising out of or involving a claim made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party in writing (and in reasonable detail) of the Third Party Claim within ten (10) Business Days after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the indemnifying party, within five (5) Business Days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b) Assumption. If a Third Party Claim is made against an Indemnified Party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party, in each case at its own expense. The indemnifying party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, or (ii) the indemnifying party has failed or is failing to prosecute or defend the Third Party Claim. Should the indemnifying party be so entitled to and so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the indemnifying party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The foregoing notwithstanding, the indemnifying party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above) or if the Indemnified Party has been advised by its outside counsel that there exists a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the indemnifying party. If the indemnifying party is entitled to and chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall cooperate in the defense or prosecution thereof; if the Indemnified Parties are entitled to and choose to so defend or prosecute, the indemnifying party shall cooperate in such defense or prosecution. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making directors, officers, agents, advisors and employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. With respect to any Third Party Claim, neither the indemnifying party (if it does not assume the defense of such Third Party Claim) nor the Indemnified Party (whether or not the indemnifying party assumes the defense of such Third Party Claim), without the prior written consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned, may settle, compromise or discharge any Third-Party Claim or permit a default or consent to entry of any judgment with respect to such Third-Party Claim. If the indemnifying party assumes the defense of a Third Party Claim, it shall not, without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, delayed or conditioned, settle, compromise or discharge any Third-Party Claim or permit a default or consent to entry of any judgment with respect to such Third-Party Claim, unless (i) the indemnifying party pays the full amount of the monetary liability in connection with such Third Party Claim, (ii) such settlement or compromise does not contain any admission of liability or wrongdoing by the Indemnified Party and (iii) such settlement or compromise does not impose any sanctions, restrictions or obligations (other than monetary liabilities paid by the indemnifying party)) on the Indemnified Party.

(c) Other Claims. In the event any Indemnified Party should have a claim against any indemnifying party under Sections 8.02 or 8.03 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Section 8.01, the failure by any Indemnified Party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such Indemnified Party under Sections 8.02 or 8.03, except to the extent that the indemnifying party demonstrates that it has been actually prejudiced by such failure. If the indemnifying party does not notify the Indemnified Party within thirty (30) days following the receipt of a notice with respect to any such claim that the indemnifying party disputes its indemnity obligation to the Indemnified Party for any Covered Losses with respect to such claim, such Covered Losses shall be conclusively deemed a liability of the indemnifying party and the indemnifying party shall promptly pay to the Indemnified Party any and all Covered Losses arising out of such claim. If the indemnifying party has timely disputed its indemnity obligation for any Covered Losses with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Sections 10.07 and 10.08.

8.05 Limitations on Liability. (a) Except as otherwise specifically provided in this Agreement (including Sections 7.01 and 10.06), each of Parent and the Purchaser acknowledges that its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Transaction and the other transactions contemplated hereby (other than claims of, or causes of action arising from, fraud) shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each of Parent and the Purchaser hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud, willful misconduct, or willful misrepresentation) it may have against the Seller and/or any of its Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in this Article VIII and except as otherwise specifically provided in this Agreement (including Section 7.01 and 10.06)).

(b) The Seller shall have no liability for indemnification pursuant to Section 8.02(a)(i) (other than a misrepresentation or breach of warranty under any of Sections 2.01, 2.02, 2.03(a), 2.04 and 2.08) with respect to Covered Losses for which indemnification is provided thereunder, unless such Covered Losses exceed in the aggregate $3,000,000, in which case the Seller shall be liable for all such Covered Losses in excess of such threshold amount, and in no event shall the Seller have any liability or indemnification obligation for Covered Losses for claims made pursuant to Section 8.02(a)(i) in excess of twelve percent (12%) of the Purchase Price (the “Cap”) in the aggregate. No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.

(c) Parent and the Purchaser shall have no liability for indemnification pursuant to Section 8.03(a), with respect to Covered Losses for which indemnification is provided thereunder (i) unless such Covered Losses exceed in the aggregate $3,000,000, in which case Parent and the Purchaser shall be liable for all such Covered Losses in excess of such threshold amount; provided, however, that in no event shall Parent and the Purchaser have any liability or indemnification obligation for Covered Losses for claims made pursuant to Section 8.03(a)(i) in excess of the Cap in the aggregate. No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.

8.06 Mitigation. (a) Parent and the Purchaser, on the one hand, and the Seller, on the other hand, shall mitigate any Covered Loss for which indemnification is sought under this Agreement in accordance with applicable law and in the event that Parent, the Purchaser or the Seller shall fail to so mitigate any claim or liability, then anything to the contrary contained herein notwithstanding, the other party shall not be required to indemnify any Person solely for the portion of Covered Losses that would reasonably be expected to have been avoided if Parent, the Purchaser or the Seller, as the case may be, had made such efforts.

(b) The Indemnified Party shall seek full recovery from any third parties and under all insurance policies covering any Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event that any payment is made in respect of Covered Losses, the indemnifying party who made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the indemnitee receiving such payment against any third party; provided, however, that any indemnifying party exercising such subrogation rights shall consult in good faith with the indemnitee prior to and during the course of seeking any recovery. In the event that an insurance or other recovery is made by the indemnitee with respect to any Covered Loss for which it has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery or benefit (less any Tax payable in respect of such recovery or benefit) shall be made promptly to the indemnifying party that provided such indemnification to the indemnitee; provided, however, that such refund shall not exceed the aggregate amount of indemnity payments made by the indemnitee to the indemnifying party with respect to such Covered Loss.

8.07 Adjustments. All payments made pursuant to this Article VIII shall be treated by the parties hereto on all applicable Tax Returns as an adjustment to the Purchase Price, unless required to be treated otherwise by applicable Tax Law.

8.08 Tax Claims. Notwithstanding anything herein to the contrary, the provisions of this Article VIII shall not apply to representations and warranties relating to Taxes, claims for Seller Indemnified Tax Losses, Purchaser Indemnified Tax Losses, indemnification pursuant to Section 5.06 or any other Tax matters.

ARTICLE IX

DEFINITIONS

9.01 Definitions. As used herein, the following terms have the meanings set forth below:

“Adjustment Amount” means an amount, which may be positive or negative, equal to (a) the Closing Working Capital, plus (b) the Cash Amount, minus (c) the Target Working Capital.

“ADSP” means the aggregate deemed sale price, as defined in Treas. Reg. § 1.338-4.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“After-Tax Basis” means, with respect to any indemnity payment made pursuant to Article V or Article VIII, (i) increased by an amount necessary to ensure that the amount nominally payable under Article V or Article VIII, as the case may be, equals the net amount of the indemnity payment after taking into account any Taxes actually paid (including, for the avoidance of doubt, any Tax required to be deducted or withheld by the payor of such payment) or any Tax benefit actually lost in respect of or attributable to such indemnity payment and (ii) decreased by an amount necessary to ensure that the amount nominally payable under Article V or Article VIII, as the case may be, equals the net amount of the indemnity payment, after taking into account any Tax benefits actually realized (which, for the avoidance of doubt, shall be calculated net of any loss of tax basis attributable to the receipt of such indemnity payment) by the indemnitee as a result of such indemnity payment or the circumstances giving rise thereto (in the case of both (i) and (ii), computed on a “with and without basis” and including the effects of any adjustment made pursuant to this definition of After-Tax Basis).

“Assumed Taxes” means all liabilities for Taxes (i) with respect to the Purchased Assets or the Purchased Shares or relating to the IM Business, in each case, for any Post-Closing Tax Period, (ii) of or imposed on the IM Business Entities for any Post-Closing Tax Period (other than Taxes set forth in clause (iv) of the definition of Covered Taxes), (iii) arising from any action or transaction by Parent or Purchaser, their respective Subsidiaries or the IM Business Entities outside the ordinary course of business of the IM Business Entities on the Closing Date but after the Closing, (iv) that result from any breach of any covenant or agreement of Parent or the Purchaser contained in this Agreement, (v) to the extent provided in Section 5.02(d) of this Agreement and (vi) to the extent specifically taken into account in determining the Adjustment Amount under Section 1.09 of this Agreement.

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to close in the City of New York or Tokyo, Japan.

“Cash Amount” means the amount of all cash and cash equivalents of the IM Business Entities as of immediately prior to the Closing; it being understood and agreed that the Cash Amount shall be reduced by (a) the amount of cash held by any IM Business Entity not organized in the United States or a political subdivision thereof that cannot be repatriated to the United States without penalty or Tax, to the extent in excess of the Cash Needs of such Subsidiary; and (b) the amount of any checks written by the IM Business Entities (but not yet cashed by the payee of the check).

“Cash Needs” means, with respect to any IM Business Entity not organized in the United States or a political subdivision thereof, an amount necessary for the business needs of such IM Business Entity in the ordinary course of business, as set forth on a country-by-country basis on Section 9.01(a) of the Seller Disclosure Schedules

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Closing Working Capital” means the Working Capital as of immediately prior to the Closing; provided, however, that such calculation shall be adjusted for purposes of the Closing Working Capital, if necessary, to exclude all amounts to the extent related to any Excluded Assets and Retained Liabilities, the Cash Amount, Indebtedness and any liabilities expressly assumed or retained pursuant to Section 4.09.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax” means (i) any Tax with respect to which any IM Business Entity has filed or will file a Tax Return with a member of any Seller Group on a consolidated basis pursuant to Section 1501 of the Code and (ii) any Tax payable to any state or local taxing jurisdiction in which any IM Business Entity has filed or will file a Tax Return with a member of any Seller Group on an affiliated, consolidated, combined, unitary, or other group basis with respect to such Tax.

“Combined Tax Return” means any Tax Return with respect to Combined Taxes.

“Conforming Tax Return” means any Tax Return filed or required to be filed in any state or local taxing jurisdiction that requires conformity, in whole or in part, with U.S. federal income tax law.

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence, existence, or threatened presence or existence of any such Hazardous Material.

“Contract” means any written contract, lease, license, loan or credit agreement, indenture, agreement, commitment or other legally binding written arrangement, and all modifications, amendments, and supplements with respect thereto.

“Covered Loss” means any and all losses, liabilities (excluding contingent liabilities until such time as they cease to be contingent), claims, fines, deficiencies, damages (including any incidental, indirect, consequential, lost profits, or diminution in value damages, losses, liabilities or expenses, in each case to the extent reasonably foreseeable) obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), penalties, reasonable costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and disbursements and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding), including any of the foregoing arising under, out of or in connection with any Proceeding, Judgment or award of any arbitrator of any kind, or any Law or Contract; provided, however, that Covered Loss excludes (a) any loss or liability having a value of less than $50,000 (individually or in the aggregate for losses arising out of substantially the same facts, events or circumstances), and (b) any loss or liability that has been accrued for or reserved against in the IM Business Financial Statements or Post-Closing Statement (to the extent of such accrual or reserve) and any loss or liability specifically taken into account in determining the Adjustment Amount under Section 1.09. The amount of any Covered Loss subject to indemnification hereunder shall be calculated on an After-Tax Basis and shall be net of any net insurance proceeds received by the indemnitee on account of such Covered Loss (but, for the avoidance of doubt, taking into account out-of-pocket costs of collection under any insurance policy).

“Covered Taxes” means all liabilities for Taxes (i) with respect to the Purchased Assets or the Purchased Shares or relating to the IM Business, in each case, for any Pre-Closing Tax Period, (ii) of or imposed on the IM Business Entities for any Pre-Closing Tax Period, (iii) of any person for which the IM Business Entities are liable by reason of the application of Treas. Reg. § 1.1502-6 (or any similar provision of any Tax Law of any applicable jurisdiction) as a result of any of the IM Business Entities having been a member of an affiliated group filing a Combined Tax Return, (iv) that result from any breach of any covenant or agreement of the Seller contained in this Agreement, (v) with respect to the indirect transfer of Convergys Information Management (India) Pvt. Ltd. in connection with the transactions contemplated by Section 1.01, with respect to the Hyderabad Retained Assets, the Hyderabad Retained Liabilities, the Hyderabad Retained Employees and with respect to the transactions contemplated by Section 1.12, (vi) to the extent provided in Section 5.02(d) of this Agreement, (vii) described in clause (iii) of the definition of Tax and (viii) with respect to the transactions contemplated by Section 4.21.

“Customer” means a customer of the IM Business.

“Environmental Laws” means, collectively, any and all Laws, Judgments or Permits relating in any way to Contamination, any Hazardous Material, protection of the environment (indoor and outdoor), protection of natural resources, or protection of health and safety, including those relating to exposures or threatened exposures of any Person to, or emissions, discharges, releases, or threatened emissions, discharges, or releases to, on, onto or into the environment, of any Hazardous Material, including the Environmental Statutes.

“Environmental Statutes” means (a) the Solid Waste Disposal Act, 42 U.S.C. 6901 et seq., as amended, (b) CERCLA, (c) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended, (d) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended, (e) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended, (f) the Emergency Planning and Community Right To Know Act, 15 U.S.C. § 2601 et seq., as amended, and (g) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended.

“Final Determination” shall mean (i) any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Purchaser, Seller or any of their Affiliates, whichever is responsible for payment of such Tax under applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority; provided that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.

“GAAP” means United States generally accepted accounting principles as of the date hereof, consistently applied.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

“Hazardous Material” means any materials identified as “hazardous” under Environmental Statutes, asbestos, polychlorinated biphenyls, petroleum or petroleum products, any substance the presence of which on the property in question is prohibited under any Environmental Law, and any other substance which under any Environmental Law requires special handling or notification of or reporting to any Governmental Entity in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge or disposal.

“Hyderabad Approvals” means (a) the inspection and debonding of the Hyderabad Retained Assets and the Hyderabad Retained Facility by the Customs & Central Excise Agency of India and Software Technology Parks of India and the modification of the existing Software Technology Parks of India bond with respect to the Hyderabad Facility and (b) the consent of Divyasree Holdings (Private) Limited, as landlord of the Hyderabad Retained Facility, to permit the partial assignment, amendment or novation of the Lease governing the Hyderabad Retained Facility such that the Hyderabad Retained Facility is leased to Seller or one of the Seller Entities designated by the Seller.

“Hyderabad Retained Facility” means the ground and first floors of the Phase 2 portion of the Hyderabad Facility, together with all improvements, structures, facilities, fixtures and all other appurtenances thereto.

“Hyderabad Facility” means the real property located at Plot No. 5 and 43, HITECH City, Madhapur, Hyderabad, 500 081, India subject to the Lease Deed between Divyasree Holdings Private Limited and Convergys Information Management (India) Private Limited, dated June 9, 2011, the Renewal Lease Deed between Divyasree Holdings Private Limited and Convergys Information Management (India) Private Limited, dated June 9, 2011, and the Lease Deed between Divyasree Holdings Private Limited and Convergys Information Management (India) Private Limited, dated June 3, 2011, together with all improvements, structures, facilities, fixtures and all other appurtenances thereto.

“Hyderabad Transfer Date” means the date that is the last Business Day of the calendar month in which the Hyderabad Approvals are obtained.

“IM Business Entities” means, collectively, the Purchased Entities and their respective Subsidiaries.

“IM Business Intellectual Property” means the IM Business Owned Intellectual Property together with the IM Business Licensed Intellectual Property.

“IM Business Licensed Intellectual Property” means any and all Intellectual Property owned by any third party and licensed or sublicensed (or with respect to which a covenant not to sue has been granted) to (i) any Seller Entity under any Assigned Contract or (ii) any IM Business Entity (including under any Material IP Contract).

“IM Business Material Adverse Effect” means any event, change, effect, development, or occurrence that is or would be reasonably expected to be materially adverse to the business, assets, financial condition or results of operations of the IM Business taken as a whole; provided, however, that no such event, change, effect, development, or occurrence resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to an IM Business Material Adverse Effect: (a) the general conditions in the industries in which the IM Business operates, including competition in any of the geographic areas in which any of the IM Business Entities operates to the extent not having a materially disproportionate effect on the IM Business, taken as a whole, relative to other participants in the industry; (b) general economic or financial market conditions to the extent not having a materially disproportionate effect on the IM Business, taken as a whole, relative to other participants in the industry; (c) any act of civil unrest, war or terrorism; (d) any conditions resulting from natural or manmade disasters or other Acts of God (other than to the extent such conditions that result in the destruction or loss of value of any Real Property or the Purchased Assets located on such Real Property) to the extent not having a materially disproportionate effect on the IM Business, taken as a whole, relative to other participants in the industry; (e) compliance by the Seller with its covenants and agreements contained in this Agreement; (f) the failure of the financial or operating performance of the Seller or the IM Business to meet internal or analyst projections or budgets for any period ending prior to, on or after the date of this Agreement (provided that this clause (f) shall not prevent any of the underlying reasons for such failure from being deemed to constitute or contribute to an IM Business Material Adverse Effect); (g) any action taken or omitted to be taken by or at the written request or with the written consent of Parent or the Purchaser; (h) the announcement or pendency of this Agreement, the Transaction or the other transactions contemplated hereby; or (i) changes in any Laws or GAAP to the extent not having a materially disproportionate effect on the IM Business, taken as a whole, relative to other participants in the industry.

“IM Business Owned Intellectual Property” means any and all Intellectual Property owned, or purported to be owned, by any of the IM Business Entities, together with all of the Assigned IM Business Intellectual Property.

“IM Business Owned Software” means all Software included in the IM Business Owned Intellectual Property.

“IM Business Return” means any Tax Return for a Pre-Closing Tax Period or a Straddle Tax Period of, with respect to, or that includes any IM Business Entity, any Purchased Asset or the IM Business, in each case, other than a Combined Tax Return or a Conforming Tax Return.

“IM Employees” means the IM Business Entity Employees, IM Seller Entity Employees and IM Corporate Service Employees.

“IM Proposal” means any inquiry, proposal or offer from any Person (other than the Seller or any of its Affiliates) or any “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) to acquire in any manner, directly or indirectly, all or substantially all of the assets of the IM Business, other than an inquiry, proposal or offer to acquire in any manner, directly or indirectly, any of the equity interests of the Seller or all or substantially all of the assets of the Seller.

“Indebtedness” means (a) any indebtedness for borrowed money, whether secured or unsecured, (b) any other obligations evidenced by bonds, debentures, notes or similar instruments, or (c) liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock, (d) obligations issued or assumed as the deferred purchase price of property, conditional sale obligations and all obligations of such Person under any title retention agreement, (e) obligations under capital or direct financing leases (in each case, excluding operating leases and the Leases) and purchase money and/or vendor financing

(other than trade payables, accrued expenses, current accounts and similar obligations incurred in the ordinary course of business), (f) net obligations owing under any interest rate or currency swap or any other hedging or derivatives agreement, (g) outstanding, non-contingent obligations for the reimbursement or any obligor on any letter of credit or banker’s acceptance or similar credit transaction that have been drawn or may be immediately and unconditionally drawn, and (h) all obligations of the type referred to in clauses (a) through (h), the payment of which an IM Business Entity is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise.

“Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and uniform resource locators, and other indicia of source, sponsorship, affiliation, or approval and the goodwill associated with any of the foregoing; inventions (whether patentable or not), invention disclosures, industrial designs, inventories, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, specifications, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, shop rights, technology, technical information, business methods, customer lists and other data pertaining to customers, and trade secrets; copyrights, copyrightable works, and rights in databases; Software; rights of publicity and privacy; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world, including licenses of any of the above intellectual property; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof.

“IT Assets” means any and all computers, Software, hardware, systems, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Know-How” means any and all inventories, discoveries, improvements, processes, methods, designs, formulae (secret or otherwise), data, engineering, technical and shop drawings, specifications, trade secrets, confidential information, technology, know-how, shop rights, and any and all drawings, records, books or other indication, however evidenced, of the foregoing, together with any and all rights to use any or all of the foregoing, and any and all goodwill, if any, associated with any of the foregoing.

“Knowledge” means the actual knowledge after reasonable inquiry, with respect to the Seller, of any Person listed in Schedule 9.01(b) of the Seller Disclosure Schedules, and the actual knowledge after reasonable inquiry, with respect to Parent or the Purchaser, of any Person listed in Schedule 9.01(b) of the Purchaser Disclosure Schedules.

“Law” means any national, state, local, supranational or foreign law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any Tax treaty), license,

permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Entity.

“Lease” means any real property lease, sublease, or other leasehold interest in the Real Property.

“Lien” means any mortgage, deed of trust, lien, pledge, security interest, charge, easement, lease, sublease, covenant, right of way, option, claim, restriction, adverse claim or encumbrance of any kind.

“Non-U.S. Business Entity” means any IM Business Entity organized under the Laws of a foreign jurisdiction.

“Open Source Software” means any Software that is subject to the terms of any license agreement in a manner that requires that such Software, or other Software incorporated into, derived from or distributed with such Software, be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making modifications or derivative works; or (iii) redistributable at no charge. Without limiting the foregoing, any Software that is subject to the terms of any of the licenses certified by the Open Source Initiative and listed on its website (www.opensource.org) is Open Source Software.

“Permits” means all of the permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with or issued by, any Governmental Entity exclusively used by the IM Business as currently conducted.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet due or that are being contested in good faith by appropriate legal proceedings for which adequate reserves have been maintained in accordance with GAAP, and Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested in good faith by appropriate legal proceedings for which adequate reserves have been maintained in accordance with GAAP; (b) Liens that secure obligations that are reflected as liabilities on the IM Business Balance Sheet or the existence of which is referred to in the notes to the IM Business Balance Sheet; (c) imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, any of the Leases, the Cincinnati Lease, the Orlando Sublease, or the continued use and operation of the assets to which they relate in the conduct of the IM Business as presently conducted; (d) easements, covenants, rights-of-way and other similar restrictions of record that, individually and in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, any of the Cincinnati Lease, the Orlando Sublease, or the continued use and operation of the assets to which they relate in the conduct of the IM Business as presently conducted; and (e) (i) zoning, building and other similar restrictions regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business and (ii) Liens that have been placed by any developer, landlord or other third party on property over which any of the Seller

Entities or IM Business Entities has easement rights that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, any of the Cincinnati Lease, the Orlando Sublease, or the continued use and operation of the assets to which they relate in the conduct of the IM Business as presently conducted.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means any Tax period or Tax basis period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period or Tax basis period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period or Tax basis period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period or Tax basis period ending on the Closing Date.

“Proceeding” means any judicial, administrative, investigative or arbitral actions, suits or proceedings by or before any Governmental Entity.

“Purchased Entities” means Convergys Information Management Group Inc., Convergys Israel Investments Ltd., Convergys Broadband Asia Pte Ltd., Convergys EMEA Ltd., and Convergys EmpCare Colombia Ltda.

“Purchaser Disclosure Schedules” means that certain Purchaser Disclosure Schedules for Stock and Asset Purchase Agreement dated as of the date of this Agreement, provided by the Purchaser to the Seller.

“Purchaser Tax Indemnitee” means Purchaser, any of its Affiliates and, effective upon the Closing, the IM Business Entities.

“Regulatory Approval” means all consents, approvals or authorizations of, or waivers received, or filings with or notifications to applicable domestic and foreign antitrust and other Governmental Entities that are required under applicable Law to permit the consummation of the Transaction.

“Seller Disclosure Schedules” means that certain Seller Disclosure Schedules for Stock and Asset Purchase Agreement dated as of the date of this Agreement, provided by the Seller to the Purchaser.

“Seller Entities” means the Seller and its Subsidiaries other than the IM Business Entities.

“Seller Group” means any affiliated, consolidated combined or unitary group (including any affiliated group of corporations as defined in Section 1504(a) of the Code) of which Seller or any of its Affiliates is a member.

“Seller Separate Return” means any Tax Return of the Seller or any of the Seller Entities that does not include or relate to any IM Business Entity, any Purchased Asset or the IM Business.

“Seller Tax Indemnitee” means the Seller and any of its Affiliates.

“Software” means computer programs, databases, compilations and related materials, including data files, source code, object code, application programming interfaces, architecture, documentation, files, records, schematics, emulation and simulation reports, test vectors and hardware development tools, and other software-related specifications and documentation.

“Straddle Tax Period” means a Tax period or Tax basis period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means any entity in which a Person directly or indirectly owns 50% or more of the effective voting power or equity interest.

“Target Working Capital” means Twenty-Six Million One-Hundred Thousand Dollars ($26,100,000), calculated as set forth on the Sample Closing Statement.

“Tax” means (i) any tax, governmental fee, duty or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount, and (ii) in the case of any IM Business Entity, liability for the payment of any amount of the type described in clause (i) by reason of the application of Treas. Reg. § 1.1502-6 (or any similar provision of any Tax Law of any applicable jurisdiction) as a result of such IM Business Entity being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group that includes a Seller Entity and (iii) liability of any IM Business Entity for the payment of any amount of the type, or determined by reference to an amount of the type, described in clause (i) or (ii) above as a result of being party to any Tax Sharing Agreement.

“Tax Asset” means any Tax item that could reduce Taxes, including a net operating loss, net capital loss, investment tax credit, foreign tax credit, capital allowances, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Tax Grant” means any Tax exemption, Tax holiday, allowances, reduced Tax rate or increased or accelerated expenses, allowances, (including without limitation accelerated depreciation, capital allowances and investment allowances), granted by a Taxing Authority with respect to any IM Business Entity that is not generally available to Persons without specific application therefor.

“Tax Proceeding” means any suit, audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” means any return, report, election, declaration, disclosure, schedule, form or statement (including any estimated tax or information return or report) filed or required to be filed with respect to any Tax or with any Taxing Authority (including any attachments thereto, and any amendment thereof), and including, where permitted or required, combined, consolidated or unitary returns.

“Tax Sharing Agreement” means any legally binding agreement or arrangement (whether or not written) (other than leases and similar ordinary course financing agreements that do not have a principal purpose of addressing Tax matters) entered into prior to the Closing binding any IM Business Entity that provides for the allocation, apportionment, sharing or assignment of any Tax liability or Tax benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (including, but not limited to, membership of any UK value added tax group and any UK group payment arrangements).

“Taxing Authority” means the IRS and any other Governmental Entity responsible for the administration of any Tax.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the IP License Agreement, the Cincinnati Lease, the Orlando Sublease, the Foreign Closing Documents, the Master Commercial Agreement and the Reporting Letter.

“Transfer Taxes” mean any transfer, documentary, sales, use, stamp, registration, value added, real property transfer or other similar Tax (including any penalties and interest), and, for the avoidance of doubt, does not include any Tax imposed upon or determined by reference to profit, gain or income.

“Treasury Regulation” means the income tax regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment Retraining and Notification Act, 29 U.S.C. Section 2101 et seq., as amended and any similar applicable state, local or foreign Law.

“Working Capital” means, for the applicable date, the net working capital of the IM Business, calculated by subtracting (a) the sum of the amounts as of the close of business on the applicable date for the liability line items and general ledger accounts shown on the Sample Closing Statement for the IM Business (for the avoidance of doubt, excluding cash and cash equivalents), from (b) the sum of the amounts as of the close of business on the applicable date for the asset line items and general ledger accounts shown on the Sample Closing Statement for the IM Business and determined in accordance with the Transaction Accounting Principles.

9.02 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
338(h)(10) Designated Entity	5.01(a)
338(h)(10) Optional Entity	5.01(c)(ii)
Agreement	Preamble
Allocation Statement	1.10
Antitrust Laws	2.03
Applicable Anti-Corruption Laws	2.12(d)
Approval	1.11
Assigned Contracts	1.04(b)(i)
Assigned IM Business Intellectual Property	1.04(b)(ii)
Assigned IM Business Tangible Property	1.04(b)(iii)
Assumed Liabilities	1.06
Assumed Plans	2.16(b)
Assumed Tax Liabilities	1.06(e)
Balance Sheet Date	2.05
Base Purchase Price	1.02
Cap	8.05(b)
Cincinnati Lease	1.08(a)(v)
Closing	1.03
Closing Date	1.03
Closing Purchase Price	1.08(a)(i)
Closing Statement	1.09(b)
CLRA	2.17(k)
Competitive Operations	4.14(b)
Confidentiality Agreement	4.03
Continuing Employee	4.09(b)
Continuing IM Business Employee	4.09(b)
Credit Enhancements	2.20
Employee Plan	2.16(a)
ERISA	2.16(a)
ERISA Affiliate	2.16(d)
Estimated Adjustment Amount	1.09(b)
Exchange Act	2.11(a)(i)
Excluded Assets	1.05
Excluded Intellectual Property	1.05(c)
FCPA	2.12(d)
Foreign Closing Documents	1.08(a)(iv)
General Assignment and Bill of Sale	1.08(a)(iv)
HSR Act	2.03
Hyderabad Retained Assets	1.12(a)
Hyderabad Retained Liabilities	1.12(a)
Hyderabad Retained Employee	1.12(b)
Hyderabad Payment Amount	1.12(a)
IM Business	Recitals

Term	Section
IM Business Balance Sheet	2.05
IM Business Entity Employee	4.09(a)
IM Business Entity Plan	2.16(b)
IM Business Financial Statements	2.05
IM Business Permits	2.12(b)
IM Business Registered IP	2.09(a)
IM Employees	2.16(b)
IM Seller Entity Employee	4.09(a)
Inactive IM Business Employee	4.09(e)
Indemnified Party	8.04(a)
Independent Accounting Firm	1.09(d)
International Plan	2.16(b)
Investee	4.14(b)
IP License Agreement	1.08(a)(viii)
IRS	1.10
Master Commercial Agreement	1.08(a)(vii)
Material Contract	2.11(a)
Material Customer	2.18
Material IP Contract	2.09(b)
Multiemployer Plan	2.16(f)(ii)
Names	4.12(a)
Non-Continuing IM Business Employee	2.09(b)
Non Key Employee	4.02(b)(i)
Notified Section 338(g) Election	5.01(c)
Orlando Sublease	1.08(a)(vi)
Outside Date	7.01(d)
Parent	Preamble
Parent Welfare Plans	4.09(o)
PBGC	2.16(c)
Personnel Records	4.09(q)
Post-Closing Statement	1.09(c)
Purchase Price	1.02
Purchased Assets	1.04(b)
Purchased Shares	1.04(a)
Purchaser	Preamble
Purchaser Indemnified Tax Loss	5.06(a)
Purchaser Indemnitees	8.02(a)
Purchaser Material Adverse Effect	3.01
Real Property	2.10
Relevant Person	5.06(b)
Removed Employee	4.09(b)
Reporting Letter	1.08(a)(ix)
Representatives	4.06(a)
Required Third Party Consents	4.01(e)
Retained Liabilities	1.07

Term	Section
Retained Plan	2.16(b)
Retained Tax Liabilities	1.07(d)
Sample Closing Statement	1.09(a)
Scheduled Contract	2.11(b)
Section 338(h)(10) Election	5.01(a)
Securities Act	3.07
Seller	Preamble
Seller 401(k) Plan	4.09(l)
Seller Indemnified Tax Loss	5.06(a)
Seller Indemnitees	8.03(a)
Seller Plan	2.16(b)
Tax Loss	5.06(a)
Third Party Claim	8.04(a)
Transaction	Recitals
Transaction Accounting Principles	1.09(b)
Transfer Date	4.09(e)
Transferred Employee	4.09(e)
Transition Services Agreement	1.08(a)(iii)

9.03 Rules of Interpretation. (a) The singular includes the plural and the plural includes the singular.

(b) Any pronoun or pronouns shall be deemed to cover all genders.

(c) The word “or” is not exclusive.

(d) A reference to a Person includes its permitted successors and permitted assigns.

(e) The words “include,” “includes” and “including” are not limiting.

(f) A reference in a document to an Article, Section, Exhibit, Schedule, Annex or Appendix is to the Article, Section, Exhibit, Schedule, Annex or Appendix of such document unless otherwise indicated. Exhibits, Schedules, Annexes or Appendices to any document shall be deemed incorporated by reference in such document.

(g) References to any document, instrument or agreement (i) shall include all exhibits, schedules and other attachments thereto, (ii) shall include all documents, instruments or agreements issued or executed in replacement thereof, and (iii) shall mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified and supplemented from time to time and in effect at any given time.

(h) The words “hereof,” “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document.

(i) References to “days” shall mean calendar days, unless the term “Business Days” shall be used.

(j) This Agreement is the result of negotiations among, and has been reviewed by the parties hereto. Accordingly, this Agreement shall be deemed to be the product of all parties, and no ambiguity shall be construed in favor of or against any party.

(k) All references to “Dollars” or “$” in this Agreement shall mean United States dollars.

ARTICLE X

GENERAL PROVISIONS

10.01 Entire Agreement. This Agreement, the exhibits hereto, the Transaction Documents contemplated to be executed in connection with the Closing and the Confidentiality Agreement, along with the Seller Disclosure Schedules and the Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein, in the exhibits hereto, in the Transaction Documents contemplated to be executed in connection with the Closing or in the Confidentiality Agreement.

10.02 Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either party (whether by operation of Law or otherwise) without the prior written consent of the other party hereto; provided, however, that the Purchaser may hereafter designate by written notice to the Seller one or more of its Subsidiaries or Affiliates to acquire and assume specific Purchased Shares, Purchased Assets or Assumed Liabilities; provided, further, that no such designation shall relieve Parent or the Purchaser of any of their obligations hereunder or under any other Transaction Document. Any attempted assignment in violation of this Section 10.02 shall be void. Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10.03 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Parent or the Purchaser, on the one hand, or the Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

10.04 No Third-Party Beneficiaries. Except as provided in Article VIII or Section 4.11, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied is intended to or shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights or remedies hereunder. Nothing contained in this Agreement shall be deemed to amend any Employee Plan or to confer on any employee the right to enforce the covenants included in Section 4.09.

10.05 Notices. All notices or other communications required to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile (with proof of receipt) or sent, postage prepaid, by registered, certified or express mail or courier service (with proof of mailing) to the address or number set forth below and shall be deemed given (a) if by hand or facsimile, when so delivered, (b) if mailed by regular mail, ten days after mailing, (c) if mailed by express mail, two (2) Business Days after mailing, (d) if sent by courier service, one (1) Business Day after sending:

(i)	if to Parent or the Purchaser,

NetCracker Technology Corporation

University Office Park III

95 Sawyer Road

Waltham, MA 02453

Facsimile: (781) 419-3301

Attention: Todd Goffman, Vice President of Operations and General

and

NEC Corporation

7-1, Shiba 5-chome, Minato-ku

Tokyo 108-8001, Japan

Facsimile: +81-3-3798-6534

Attention: General Manager, Legal Division

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

Izumi Garden Tower 33F

Roppongi 1-6-1

Minato-ku, Tokyo 106-6033

Facsimile: +81-3-5561-4795

Attention: Theodore Paradise, Esq.

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Facsimile: (212) 450-5745

Attention: Michael Davis, Esq.

(ii)	if to the Seller,

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Facsimile: (513) 421-8624

Attention: Julia A. Houston, Esq.

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile: (212) 403-2000

Attention: Mark Gordon, Esq.

10.06 Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that the parties would not have an adequate remedy at law. Accordingly, the parties hereto acknowledge and hereby (a) agree that, to prevent breaches or threatened breaches by the Seller, Parent or the Purchaser of any of their respective covenants or obligations set forth in this Agreement and to enforce specifically the terms and provision of this Agreement, the Seller and the Purchaser shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement, and (b) waive any requirement for security or the posting of any bond in connection with any such remedy. Each of Parent and the Purchaser hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Parent or the Purchaser, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Parent or the Purchaser under this Agreement. The foregoing is in addition to any other remedy to which any party is entitled at law, in equity or otherwise. The parties hereto further agree that nothing set forth in this Section 10.06 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.06 prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination). A party who commences any Proceeding for specific performance pursuant to this Section 10.06 may not thereafter terminate this Agreement in accordance with the terms of Article VII unless such party irrevocably withdraws from such Proceeding or such Proceeding is dismissed with prejudice prior to or simultaneously with such termination.

10.07 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the parties hereto irrevocably agrees that all Proceedings arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought, heard and determined in any New York State or federal court sitting in the Borough of Manhattan in the City of New York. Consistent with the preceding sentence, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of the aforesaid courts for the purpose of any Proceeding arising out of or relating to this Agreement or the rights and obligations arising hereunder brought by any party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense, counterclaim, or otherwise, in any such Proceeding, any claim that it or its property is not subject personally to the jurisdiction of the above-named courts, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement, the Transaction or any of the other transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each party agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.05. Each party hereto irrevocably designates CT Corporation as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the above-named courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest.

10.08 Waiver of Jury Trial. Each party hereby knowingly, intentionally, and voluntarily waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, relating to, under or in connection with this Agreement or any transaction contemplated hereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.08.

10.09 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not, as to that jurisdiction, affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. If any provision of this Agreement (or any portion thereof) shall be held to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

10.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party and delivered (by facsimile, e-mail, or otherwise) to the other party. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

10.11 Expenses. Whether or not the Closing takes place, and except as set forth in this Section 10.11 and Article VIII, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Section 4.01.

The Purchaser, on the one hand, and the Seller, on the other hand shall be responsible 50/50 for all filing fees of the notification and report form required for the Transaction and the other transactions contemplated hereby pursuant to the HSR Act and any other applicable Antitrust Laws.

[Signatures on following page]

IN WITNESS WHEREOF, the Seller, Parent and the Purchaser have duly executed this Agreement as of the date first written above.

CONVERGYS CORPORATION

By:	/s/ Jeffrey H. Fox
Name:	Jeffrey H. Fox
Title:	President and
Chief Executive Officer

NEC CORPORATION

By:	/s/ Nobuhiro Endo
Name:	Nobuhiro Endo
Title:	President

NETCRACKER TECHNOLOGY CORPORATION

By:	/s/ Andrew Feinberg
Name:	Andrew Feinberg
Title:	President